Filed Pursuant to Rule 424(b)(3)
Registration No. 333-266049

PROSPECTUS

Offer to Exchange

Up to $110,883,000 in aggregate principal amount of

3.600% Senior Notes due 2024 that have been registered under the Securities Act of 1933 for all outstanding unregistered 3.600% Senior Notes due 2024

Up to $425,807,000 in aggregate principal amount of

3.000% Senior Notes due 2029 that have been registered under the Securities Act of 1933 for all outstanding unregistered 3.000% Senior Notes due 2029

Up to $345,944,000 in aggregate principal amount of

4.800% Senior Notes due 2043 that have been registered under the Securities Act of 1933 for all outstanding unregistered 4.800% Senior Notes due 2043

Up to $443,678,000 in aggregate principal amount of

4.600% Senior Notes due 2044 that have been registered under the Securities Act of 1933 for all outstanding unregistered 4.600% Senior Notes due 2044

Up to $273,667,000 in aggregate principal amount of

3.900% Senior Notes due 2049 that have been registered under the Securities Act of 1933 for all outstanding unregistered 3.900% Senior Notes due 2049

•

We are offering to exchange (i) new 3.600% Senior Notes due December 15, 2024 (the “2024 Exchange Notes”) that have been registered under the Securities Act of 1933, as amended (the “Securities Act”), for all of our outstanding unregistered 3.600% Senior Notes due December 15, 2024 (CUSIP/ISIN: 276480AJ9/U27008AE8/US276480AJ95/USU27008AE85) (the “2024 Initial Notes”); (ii) new 3.000% Senior Notes due November 15, 2029 (the “2029 Exchange Notes”) that have been registered under the Securities Act for all of our outstanding unregistered 3.000% Senior Notes due November 15, 2029 (CUSIP/ISIN: 276480AG5/U27008AD0/US276480AG56/USU27008AD03) (the “2029 Initial Notes”); (iii) new 4.800% Senior Notes due November 1, 2043 (the “2043 Exchange Notes”) that have been registered under the Securities Act for all of our outstanding unregistered 4.800% Senior Notes due November 1, 2043 (CUSIP/ISIN: 276480AE0/U27008AC2/US276480AE09/USU27008AC20) (the “2043 Initial Notes”); (iv) new 4.600% Senior Notes due December 15, 2044 (the “2044 Exchange Notes”) that have been registered under the Securities Act for all of our outstanding unregistered 4.600% Senior Notes due December 15, 2044 (CUSIP/ISIN: 276480AC4/U27008AB4/US276480AC43/USU27008AB47) (the “2044 Initial Notes”); and (v) new 3.900% Senior Notes due November 15, 2049 (the “2049 Exchange Notes”) that have been registered under the Securities Act for all of our outstanding unregistered 3.900% Senior Notes due November 15, 2049 (CUSIP/ISIN: 276480AA8/U27008AA6/US276480AA86/USU27008AA63) (the “2049 Initial Notes”).

•

The term “Exchange Notes” refers collectively to the 2024 Exchange Notes, the 2029 Exchange Notes, the 2043 Exchange Notes, the 2044 Exchange Notes and the 2049 Exchange Notes. The term “Initial Notes” refers collectively to the 2024 Initial Notes, the 2029 Initial Notes, the 2043 Initial Notes, the 2044 Initial Notes and the 2049 Initial Notes. The term “Notes” refers to both the Initial Notes and the Exchange Notes. We refer to the offer to exchange the Exchange Notes for the Initial Notes as described in the immediately preceding bullet as the “Exchange Offer” in this prospectus.

•	Interest on each of the 2024 Exchange Notes and the 2044 Exchange Notes will be payable semi-annually in arrears on each June 15 and December 15, commencing on December 15, 2022.

•	Interest on each of the 2029 Exchange Notes and the 2049 Exchange Notes will be payable semi-annually in arrears on each May 15 and November 15, commencing on November 15, 2022.

•	Interest on the 2043 Exchange Notes will be payable semi-annually in arrears on each May 1 and November 1, commencing on November 1, 2022.

•	The Exchange Offer expires at 5:00 p.m., New York City time, on August 24, 2022, unless extended.

•	The Exchange Offer is subject to customary conditions that may be waived by us.

•	All Initial Notes outstanding that are validly tendered and not validly withdrawn prior to the expiration of the Exchange Offer will be exchanged for the Exchange Notes.

•	Tenders of Initial Notes may be withdrawn at any time before 5:00 p.m., New York City time, on the expiration date of the Exchange Offer.

•	We will not receive any proceeds from the Exchange Offer.

•

The terms of the Exchange Notes to be issued are substantially identical to the terms of the applicable series of Initial Notes, except that the Exchange Notes will not have transfer restrictions, and holders of the Exchange Notes will not have registration rights.

•	There is no established trading market for the Exchange Notes, and we do not intend to apply for listing of the Exchange Notes on any securities exchange or market quotation system.

•	Broker-dealers who receive Exchange Notes pursuant to the Exchange Offer acknowledge that they will deliver a prospectus in connection with any resale of such Exchange Notes.

•

Broker-dealers who acquired the Initial Notes as a result of market-making or other trading activities may use this prospectus, as it may be amended or supplemented from time to time, in connection with resales of the Exchange Notes.

See “Risk Factors” beginning on page 7 for a discussion of matters you should consider before you participate in the Exchange Offer.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or the accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 28, 2022.

Page

Financial Information	ii

Market and Industry Data	ii

Glossary of Commonly Used Natural Gas Industry Terms	ii

Summary	1

Risk Factors	7

Index to Financial Statements	F-i

This prospectus incorporates important business and financial information about us that is not included or delivered with this prospectus. We will provide this information to you at no charge upon written or oral request directed to Scott Miller, Vice President, Chief Financial Officer and Treasurer, 6603 West Broad Street, Richmond, Virginia 23230, telephone number (804) 613-5100. In order to ensure timely delivery of the information, any request should be made at least five days before August 24, 2022.

No dealer, salesperson or other individual has been authorized to give any information or to make any representations not contained in this prospectus in connection with the Exchange Offer. If given or made, such information or representations must not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implications that there has not been any change in the facts set forth in this prospectus or in our affairs since the date hereof.

Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer acknowledges that it will deliver a prospectus in connection with any resale of such Exchange Notes. The letter of transmittal accompanying this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of the Exchange Notes received in exchange for Initial Notes where such Initial Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 120 days after the expiration of the Exchange Offer, we will make this prospectus available to any broker-dealer for use in connection with any such resales. See “Plan of Distribution.”

i

FINANCIAL INFORMATION

Unless otherwise indicated, all of our financial information included in this prospectus has been derived from our unaudited consolidated balance sheet as of March 31, 2022 and our unaudited consolidated statements of operations, comprehensive income, changes in equity and cash flows for the three months ended March 31, 2022 and 2021, respectively, and our audited consolidated balance sheets as of December 31, 2021 and 2020 and our audited consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for the three years ended December 31, 2021, 2020 and 2019, respectively. We have included such unaudited consolidated financial statements beginning on page F-1 and such audited consolidated financial statements, together with the audit opinion thereon, beginning on page F-13 of this prospectus.

MARKET AND INDUSTRY DATA

Market and industry data and some statistical information used throughout this prospectus are based on independent industry publications by market research firms or other published independent sources. Some data are also based on our good faith estimates, which are derived from our review of internal information and surveys, as well as the independent sources. Although we believe these data and sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and completeness. For definitions of commonly used natural gas industry terms, see “Glossary of Commonly Used Natural Gas Industry Terms.”

GLOSSARY OF COMMONLY USED NATURAL GAS INDUSTRY TERMS

The following are abbreviations or acronyms and definitions of terms commonly used in the natural gas industry and in this prospectus:

“AFUDC” means allowance for funds used during construction, which includes the net cost for the period of construction of borrowed funds used for construction purposes and a reasonable rate on other funds when so used;

“Bcf” means billion cubic feet;

“DOT” means United States Department of Transportation;

“Dth” means dekatherm, a unit of measurement equal to one million British thermal units;

“EPA” means United States Environmental Protection Agency;

“FERC” means United States Federal Energy Regulatory Commission;

“GHG” means greenhouse gas;

“LDC” means local distribution company;

“LNG” means liquefied natural gas;

“NGA” means United States Natural Gas Act of 1938, as amended; and

“Tcf” means trillion cubic feet.

ii

SUMMARY

This Summary highlights information contained elsewhere in this prospectus. Because it is a summary, it may not contain all the information that you should consider before investing in the Exchange Notes. You should carefully read the entire prospectus, including our historical financial statements and the notes thereto, which are included elsewhere in this prospectus. You should read “Risk Factors” beginning on page 7 of this prospectus for more information about important risks.

Unless the context indicates otherwise, for purposes of this prospectus, when referring to the Exchange Offer, references to “EGTS,” “we,” “us,” “our,” and the “Company” include only Eastern Gas Transmission and Storage, Inc., a Delaware corporation, and not any of its subsidiaries, and references to “EEGH” include only Eastern Energy Gas Holdings, LLC, a Virginia limited liability company, and not any of its subsidiaries. Unless the context indicates otherwise, for purposes of this prospectus, reference to “BHE” refers to Berkshire Hathaway Energy Company, an Iowa corporation.

Eastern Gas Transmission and Storage, Inc.

Overview of Our Business

We are an indirect wholly owned subsidiary of BHE, a holding company that owns a highly diversified portfolio of locally managed and operated businesses principally engaged in the energy industry. BHE is a consolidated subsidiary of Berkshire Hathaway Inc. (“Berkshire Hathaway”). As of March 31, 2022, Berkshire Hathaway owned 91% of BHE’s voting common stock.

We operate an interstate natural gas transmission pipeline, consisting of approximately 3,900 miles of natural gas transmission and storage pipelines across six states within or adjoining the Mid-Atlantic region. Our extensive pipeline system, which is interconnected with many interstate and intrastate pipelines in the national pipeline grid system, is well-positioned as a critical link among Marcellus and Utica supply basins and key demand markets in the Northeast and Mid-Atlantic regions. Our South Point hub is historically the most liquid natural gas trading point in the United States. We also operate one of the nation’s largest underground natural gas storage systems, which is located across three Mid-Atlantic states and consists of 17 underground storage fields.

We serve a broad mix of customers, including end-use utilities, electric power generators, commercial and industrial users, producers and marketers of natural gas, and interstate and intrastate pipelines. For the year ended December 31, 2021, our two largest customers accounted for 7% and 5%, respectively (8% and 5%, respectively, for the three months ended March 31, 2022), of our total firm transportation and storage revenue, and our top 15 customers, nine of which are utilities, accounted for 54% (52% for the three months ended March 31, 2022) of our total firm transportation and storage revenue. As of December 31, 2021, approximately 61% of our revenue generated from transportation contracts comes from transportation contracts that extend beyond 2023, with roughly 43% extending beyond 2029.

We generate revenue primarily from services that involve the transportation and storage of natural gas. In 2021, we delivered over 1.4 Tcf of natural gas to our customers. During the three months ended March 31, 2022 and the year ended December 31, 2021, our transportation, storage and wholesale revenue (sometimes collectively referred to as our “regulated revenue”) accounted for approximately 95% and 92%, respectively, of our total operating revenue.

Except for quantities of natural gas owned and managed for operational and system balancing purposes, we do not own the natural gas that is transported through our system. The sale of natural gas to third parties primarily for operational and system balancing purposes accounts for most of our remaining regulated revenue.

Our natural gas transportation and storage services are regulated by the FERC, which administers the NGA. Our FERC-approved tariff sets forth the rates we may charge for our natural gas transportation and storage services. These rates are designed to provide us with an opportunity to recover our costs of providing services and to earn a reasonable return on our investments as determined pursuant to the FERC’s rules and regulations.

Our primary business strategy emphasizes the continued safe and efficient delivery of natural gas transportation and storage services, focusing on customer service and operational safety. We also strive to grow our business by enhancing our assets and developing infrastructure, modernization and growth projects that support existing and new customers in the Northeast and Mid-Atlantic regions. For 2022 to 2024, we plan to devote almost $1.0 billion of capital expenditures for infrastructure modernization and growth projects in order to maintain and upgrade the safety and reliability of our system and to respond to market opportunities. We intend to execute our strategy by maintaining a capital structure that balances our outstanding debt and equity in a manner that will continue to support strong investment grade credit ratings. See “Business—Our Assets and Operations—Growth and Maintenance Projects” for more information.

Corporate Information

Our principal executive offices are located at 6603 West Broad Street, Richmond, Virginia 23230, and our telephone number is (804) 613-5100. Our website address is https://www.bhegts.com/our-businesses/EGTS; information included or referred to on our website is not part of this prospectus.

The Exchange Offer

On June 30, 2021, we privately placed the Initial Notes in a transaction exempt from registration under the Securities Act. In connection with the private placement of the Initial Notes, we entered into a registration rights agreement, dated as of June 30, 2021, with the initial purchasers of the Initial Notes (the “Registration Rights Agreement”). In the Registration Rights Agreement, we agreed to offer the Exchange Notes, which will be registered under the Securities Act, in exchange for the Initial Notes. The Exchange Offer described in this prospectus is intended to satisfy our obligations under the Registration Rights Agreement. We also agreed to deliver this prospectus to the holders of the Initial Notes. You should read the discussion under the headings “Summary—Terms of the Exchange Notes” and “Description of the Exchange Notes” for information regarding the Notes.

The Exchange Offer	This is an offer to exchange (i) $1,000 in principal amount of the 2024 Exchange Notes for each $1,000 in principal amount of the 2024 Initial Notes, (ii) $1,000 in principal amount of the 2029 Exchange Notes for each $1,000 in principal amount of the 2029 Initial Notes, (iii) $1,000 in principal amount of the 2043 Exchange Notes for each $1,000 in principal amount of the 2043 Initial Notes, (iv) $1,000 in principal amount of the 2044 Exchange Notes for each $1,000 in principal amount of the 2044 Initial Notes and (v) $1,000 in principal amount of the 2049 Exchange Notes for each $1,000 in principal amount of the 2049 Initial Notes. The terms of the Exchange Notes are identical in all material respects to the terms of the corresponding series of Initial Notes, except that the Exchange Notes will generally be freely transferable. We believe that you can transfer the Exchange Notes without complying with the registration and prospectus delivery provisions of the Securities Act if you:

•   acquire the Exchange Notes in the ordinary course of your business;

•   are not, and do not intend to become, engaged in a distribution of the Exchange Notes;

•   are not an “affiliate” (within the meaning of the Securities Act) of ours;

•   are not a broker-dealer (within the meaning of the Securities Act) that acquired the Initial Notes from us or our affiliates; and

•   are not a broker-dealer (within the meaning of the Securities Act) that acquired the Initial Notes in a transaction as part of its market-making or other trading activities.

If you do not meet these requirements, your resale of Exchange Notes must comply with the registration and prospectus delivery requirements of the Securities Act. Our belief is based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties. The staff of the SEC has not considered this Exchange Offer in the context of a no-action letter, and we cannot assure you that the staff of the SEC would make a similar determination with respect to this Exchange Offer.

If our belief is not accurate and you transfer an Exchange Note without delivering a prospectus meeting the requirements of the federal securities laws or without an exemption from these laws, you may incur liability under the federal securities laws. We do not and will not assume, or indemnify you against, this liability. See “The Exchange Offer—Terms of the Exchange.”

Registration Rights Agreement	We have agreed to file an exchange offer registration statement or, under certain circumstances, a shelf registration statement pursuant to the Registration Rights Agreement with respect to the Notes. The registration statement relating to the Exchange Offer described in this prospectus is intended to satisfy our obligations under the Registration Rights Agreement with respect to such exchange offer registration statement.

Minimum Condition	The Exchange Offer is not conditioned on any minimum aggregate principal amount of Initial Notes being tendered for exchange.

Expiration Date	The Exchange Offer will expire at 5:00 p.m., New York City time, on August 24, 2022, unless we extend it.

Exchange Date	The Initial Notes will be accepted for exchange at the time when all conditions of the Exchange Offer are satisfied or waived. The Exchange Notes will be issued and delivered promptly after the expiration of the Exchange Offer.

Conditions to the Exchange	Our obligation to complete the Exchange Offer is subject to certain conditions. See “The Exchange Offer—Conditions to the Exchange Offer.” We reserve the right to terminate the Exchange Offer if any such conditions shall have occurred or to amend the terms of the Exchange Offer in accordance with applicable law or regulation, in each case at any time prior to the expiration of the Exchange Offer on the expiration date.

Withdrawal Rights	You may withdraw the tender of your Initial Notes at any time before the expiration of the Exchange Offer on the expiration date. Any Initial Notes not accepted for any reason will be returned to you without expense as promptly as practicable after the expiration or termination of the Exchange Offer.

Procedures for Tendering Initial Notes	See “The Exchange Offer—How to Tender.”

U.S. Federal Income Tax Considerations	The exchange of the Initial Notes for the Exchange Notes is not expected to be a taxable exchange for U.S. federal income tax purposes, and holders are not expected to realize any taxable gain or loss as a result of such exchange. For additional information, see “Certain U.S. Federal Income Tax Considerations.” You should consult your own tax advisor as to the tax consequences to you of the Exchange Offer, as well as tax consequences of the ownership and disposition of the Exchange Notes.

Effect on Holders of Initial Notes	If the Exchange Offer is completed on the terms and within the period contemplated by this prospectus, holders of the Initial Notes will have no further registration or other rights under the Registration Rights Agreement, except under limited circumstances. See “The Exchange Offer—Other.”

Holders of Initial Notes who do not tender their Initial Notes will continue to hold those Initial Notes. All untendered, and tendered but unaccepted, Initial Notes will continue to be subject to the transfer restrictions provided for in the Initial Notes and the indenture under which the Initial Notes have been issued. To the extent that the Initial Notes are tendered and accepted in the Exchange Offer, the trading market, if any, for the Initial Notes could be adversely affected. See “Risk Factors—Other Risks Related to the Notes.” You may not be able to sell your Initial Notes if you do not exchange them for registered Exchange Notes in the Exchange Offer. Your ability to sell your Initial Notes may be significantly more limited and the price at which you may be able to sell your Initial Notes may be significantly lower if you do not exchange them for registered Exchange Notes in the Exchange Offer. See “The Exchange Offer—Other.”

Use of Proceeds	We will not receive any proceeds from the issuance of Exchange Notes in the Exchange Offer.

Exchange Agent	The Bank of New York Mellon Trust Company, N.A. is serving as the exchange agent in connection with the Exchange Offer.

Interest on Initial Notes Exchanged in the Exchange Offer	For each series of Exchange Notes offered hereby, holders of such Exchange Notes on the record date for the first interest payment date following the consummation of the Exchange Offer will be entitled to receive interest accruing from the issue date of the Initial Notes or, if interest has been paid, the most recent date to which interest has been paid on the Initial Notes. There will be no accrued interest paid on the settlement date of the Exchange Offer.

Terms of the Exchange Notes

A brief description of the material terms of the Notes follows. For a more complete description, see “Description of the Exchange Notes.”

General

$110,883,000 in aggregate principal amount of 3.600% Senior Notes due 2024.

$425,807,000 in aggregate principal amount of 3.000% Senior Notes due 2029.

$345,944,000 in aggregate principal amount of 4.800% Senior Notes due 2043.

$443,678,000 in aggregate principal amount of 4.600% Senior Notes due 2044.

$273,667,000 in aggregate principal amount of 3.900% Senior Notes due 2049.

The 2024 Initial Notes were, and the 2024 Exchange Notes will be, issued under the fifth supplement to, the 2029 Initial Notes were, and the 2029 Exchange Notes will be, issued under the fourth supplement to, the 2043 Initial Notes were, and the 2043 Exchange Notes will be, issued under the third supplement to, the 2044 Initial Notes were, and the 2044 Exchange Notes will be, issued under the second supplement to, and the 2049 Initial Notes were, and the 2049 Exchange Notes will be, issued under the first supplement to the indenture, dated as of June 30, 2021, as amended to date, between us and The Bank of New York Mellon Trust Company, N.A., as trustee. Unless otherwise indicated, references hereafter to the securities in this prospectus include the securities previously issued under the indenture and which currently remain outstanding and the Notes (and any other series of notes, bonds or other securities hereafter issued under a supplemental indenture or otherwise pursuant to the indenture).

Maturity Dates

The 2024 Exchange Notes and the 2024 Initial Notes (collectively, the “2024 Notes”) will mature on December 15, 2024.

The 2029 Exchange Notes and the 2029 Initial Notes (collectively, the “2029 Notes”) will mature on November 15, 2029.

The 2043 Exchange Notes and the 2043 Initial Notes (collectively, the “2043 Notes”) will mature on November 1, 2043.

The 2044 Exchange Notes and the 2044 Initial Notes (collectively, the “2044 Notes”) will mature on December 15, 2044.

The 2049 Exchange Notes and the 2049 Initial Notes (collectively, the “2049 Notes”) will mature on November 15, 2049.

Interest Rates

The 2024 Initial Notes bear, and the 2024 Exchange Notes will bear, interest at the rate of 3.600% per annum.

The 2029 Initial Notes bear, and the 2029 Exchange Notes will bear, interest at the rate of 3.000% per annum.

The 2043 Initial Notes bear, and the 2043 Exchange Notes will bear, interest at the rate of 4.800% per annum.

The 2044 Initial Notes bear, and the 2044 Exchange Notes will bear, interest at the rate of 4.600% per annum.

The 2049 Initial Notes bear, and the 2049 Exchange Notes will bear, interest at the rate of 3.900% per annum.

Interest Payment Dates

Interest is payable on the 2024 Exchange Notes and the 2044 Exchange Notes on June 15 and December 15 of each year, beginning on December 15, 2022. Interest is payable on the 2029 Exchange Notes and the 2049 Exchange Notes on May 15 and November 15 of each year, beginning on November 15, 2022. Interest is payable on the 2043 Exchange Notes on May 1 and November 1 of each year, beginning on November 1, 2022. Any Initial Notes not exchanged will remain outstanding and continue to accrue interest, and such interest shall be payable, in accordance the terms of such Initial Notes.

Optional Redemption

Each series of the Notes will be redeemable prior to maturity, in whole or in part, at our option, at any time or from time to time prior to September 15, 2024 (in the case of the 2024 Notes), August 15, 2029 (in the case of the 2029 Notes), May 1, 2043 (in the case of the 2043 Notes), June 15, 2044 (in the case of the 2044 Notes) or May 15, 2049 (in the case of the 2049 Notes) at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest on the principal amount of such Notes being redeemed to such date of redemption. For additional information, see “Description of the Exchange Notes—Optional Redemption.”

Sinking Fund	No series of the Notes will be subject to a mandatory sinking fund.

Ranking

Each series of the Notes will be our senior unsecured obligations and will rank pari passu in right of payment with all our other existing and future senior unsecured obligations (including the securities previously issued under the indenture) and senior in right of payment to all our future subordinated indebtedness, if any. Each series of the Notes will be effectively subordinated to all our existing and future secured obligations and to all existing and future obligations of our subsidiaries.

Covenants

The indenture contains covenants that, among other things, restrict our ability to grant liens on our assets and our ability to merge, consolidate or transfer or lease all or substantially all of our assets. See “Description of the Exchange Notes—Covenants.”

Events of Default	The indenture contains events of default that are described below under “Description of the Exchange Notes—Events of Default.”

Trustee	The Bank of New York Mellon Trust Company, N.A. will be the trustee for the holders of the notes.

Governing Law	The indenture and the Notes will be governed by, and construed in accordance with, the laws of the State of New York.

Risk Factors

This investment involves risks. Before you invest in the Notes, you should carefully consider the matters set forth under the heading “Risk Factors” beginning on the next page and all other information in this prospectus.

RISK FACTORS

An investment in the Notes is subject to numerous risks and uncertainties, including, but not limited to, those described below. You should carefully consider all these risks, together with all the other information included elsewhere in this prospectus before making an investment decision. Additional risks and uncertainties not presently known or that we currently deem immaterial may also impair our business operations and our ability to service the Notes.

Risks Related to Our Corporate and Financial Structure

We are significantly leveraged, and the terms of the bonds and our existing senior unsecured debt do not restrict the incurrence of additional debt by us, either of which could adversely affect our financial results and our ability to service the bonds.

A significant portion of our capital structure is comprised of debt and we may incur additional debt in the future. As of March 31, 2022, we had $1.6 billion of long-term indebtedness outstanding. Given our leverage, we may not have sufficient cash to service our debt or to develop and construct additional projects or operate successfully under difficult conditions, including those brought on by adverse national and global economic development, unfavorable financial markets or growth conditions where our capital needs may exceed our ability to fund them. The terms of the bonds and our other debt do not limit our ability to incur additional debt. Accordingly, we could enter into new financings, refinancings, recapitalizations, leases or other highly leveraged transactions that could significantly increase our total amount of outstanding debt and such new debt could rank equally with the Notes. The principal and interest payments needed to service this increased level of debt could adversely affect our financial results and our ability to service the Notes. Further, if an event of default accelerates a repayment obligation and such acceleration results in an event of default under some or all of our other debt or the indenture, we may not have sufficient funds to repay all of the accelerated debt and the Notes simultaneously and the other risks described under this “Risks Related to Our Corporate and Financial Structure” section may be magnified as well.

A downgrade to any of our credit ratings could negatively affect our access to capital, increase the cost of borrowing or raise credit support requirements.

Our senior unsecured debt is rated by various rating agencies. We cannot give assurance that our senior unsecured debt ratings will not be reduced in the future. None of our outstanding debt has and the Exchange Notes will not have rating-downgrade triggers that would accelerate a repayment obligation; however, a credit rating downgrade would likely require us to pay a higher interest rate in future financings, and the potential pool of investors and funding sources would likely decrease.

Many of our customers, suppliers and counterparties require us to have sufficient creditworthiness to enter into transactions. If our credit ratings were to decline, especially below investment grade, financing costs and borrowings would likely increase because certain counterparties may require collateral in the form of cash, a letter of credit or some other form of security for existing transactions and as a condition to entering into future transactions with us. Such amounts could be material and could adversely affect our liquidity and cash flows and our ability to service the Notes.

Our controlling shareholder, BHE, could exercise control over us in a manner that would benefit BHE to the detriment of our creditors.

BHE has effective control over all decisions requiring shareholder approval, including the election of our directors. In circumstances involving a conflict of interest between BHE or any of its subsidiaries and our creditors, BHE could exercise its control in a manner that would benefit BHE or any of its other subsidiaries to the detriment of our creditors.

Risks Related to Our Business

We are subject to extensive federal, state and local laws and regulations, including numerous environmental, health, safety, data privacy and other laws and regulations that affect our operations and costs. These laws and regulations are complex, dynamic and subject to new interpretations or change. In addition, new laws and regulations are continually being proposed and enacted that impose new or revised requirements or standards on us.

We are required to comply with numerous federal, state and local laws and regulations that have broad application to us and that may limit our ability to independently make and implement management decisions regarding, among other items: constructing, acquiring, modifying, expanding, disposing of or retiring operating assets; operating and maintaining our facilities; complying with pipeline safety and integrity and environmental requirements; setting or revising rates charged to customers; establishing capital structures and issuing debt securities; and managing and reporting transactions with affiliates. These laws and regulations are implemented and enforced by federal, state and local regulatory agencies, including but not limited to the FERC, the DOT and the EPA. See “Business—Regulation” for examples of laws and regulations and other requirements significantly affecting us and our present and future operations.

Compliance with applicable laws and regulations generally requires us to obtain and abide by terms and conditions imposed through a wide variety of licenses, permits, inspections, audits and other approvals. Further, compliance with laws and regulations can require significant capital and operating expenditures, including expenditures for new equipment, inspection, cleanup, removal and remediation and damages arising out of contaminated properties. Compliance activities pursuant to existing or new laws and regulations could be prohibitively expensive or otherwise uneconomical. As a result, we could be required to shut down, abandon or idle some facilities or materially alter our operations. Further, we may not be able to obtain or maintain all required environmental or other regulatory approvals and permits for our operating assets or development projects. Delays in, or active opposition by third parties to, obtaining any required environmental or regulatory authorizations or failure to comply with the terms and conditions of the authorizations may increase costs or prevent or delay us from operating our facilities, developing or favorably locating new facilities, or modifying, upgrading or expanding existing facilities and services. If we fail to comply with any environmental or other regulatory requirements, we may be subject to penalties and fines or other sanctions, including changes to the way we operate our system that may adversely impact throughput or the level of service that can be provided to our customers. The costs of complying with laws and regulations could adversely affect our financial results and our ability to service the Notes.

Existing laws and regulations, while comprehensive, are subject to changes and revisions from ongoing policy initiatives by federal, state and local legislators and regulators and to interpretations that may ultimately be resolved by the courts. For example, changes in law and regulation could result in increased competition and decreased revenues within our customer markets; new environmental requirements; the issuance of new or stricter air or water quality standards; the implementation of energy efficiency mandates; new or modified construction and/or operating requirements to address environmental justice or energy justice principles; changes to our pipeline or storage assets as a result of changes in demand; increased use of renewable energy resources; the inability to recover our costs on a timely basis, if at all; new pipeline safety requirements; a negative impact on our current transportation and cost recovery arrangements; or other substantial effects.

New federal, regional, local, state and international accords, legislation, regulation, or judicial proceedings limiting GHG emissions could have a material adverse impact on us. Companies and industries with higher GHG emissions are likely to be subject to more direct impacts and greater financial and regulatory risks. The impact is dependent on numerous factors, none of which can be meaningfully quantified at this time. These factors include, but are not limited to, the magnitude and timing of GHG emissions reduction requirements; the design of the requirements; litigation with respect to the meaning and application of newly-adopted requirements; the cost, availability and effectiveness of emissions control technology; the price, distribution method and availability of offsets and allowances used for compliance; government-imposed compliance costs; and the existence and nature of incremental cost recovery mechanisms. Examples of how new requirements may impact us include:

•

Additional costs may be incurred to purchase required emissions allowances under any market-based cap-and-trade system in excess of allocations that are received at no cost. These purchases would be necessary until new technologies could be developed and deployed to reduce emissions;

•

Acquiring and renewing construction and operating permits for new, expanded and existing compressor and pipeline facilities may be delayed by the absence of clear requirements or guidance, litigation and increased costs;

•	Higher interest and financing costs and reduced access to capital markets may result to the extent that financial markets view climate change and GHG emissions as a greater business risk; and

•	Our natural gas pipeline operations may be impacted in response to changes in customer demand and requirements to reduce GHG emissions.

The impact of events or conditions caused by climate change, whether from natural processes or human activities, are uncertain and could vary widely, from highly localized to worldwide, and the extent to which a utility’s operations may be affected is uncertain. Climate change may cause physical and financial risk through, among other things, sea level rise, changes in precipitation and extreme weather events. Consumer demand for energy may increase or decrease, based on overall changes in weather and as customers promote lower energy consumption through the continued use of energy efficiency programs or other means.

Implementing actions required under, and otherwise complying with, new laws and regulations and changes in existing ones are among the most challenging aspects of managing interstate natural gas pipeline systems. We cannot accurately predict the type or scope of future laws and regulations that may be enacted, changes in existing ones or new interpretations by agency orders or court decisions, nor can we determine their impact on us at this time; however, any one of these governmental requirements could adversely affect our financial results through higher capital expenditures and operating costs, early retirement of facilities or lower tax benefits or otherwise cause an adverse change in how we operate our business. To the extent that we are not allowed by the FERC to construct new facilities, to modify existing facilities, or to recover the costs to comply with new laws and regulations or changes in or new interpretations of existing ones, the obstacles to infrastructure operation and development or the costs of complying with such additional requirements could have a material adverse effect on our financial results. Additionally, even if such costs are recoverable in rates, if they are substantial and result in rates increasing to levels that substantially reduce customer demand, this could have a material adverse effect on our financial results and our ability to service the Notes.

Recovery of our costs and certain of our activities are subject to regulatory review and approval, and the inability to recover costs or undertake certain activities may adversely affect our financial results and our ability to service the Notes.

The FERC has jurisdiction over, among other things, the construction, modification and abandonment of natural gas pipelines and related facilities that we use in the transportation and storage of natural gas in interstate commerce, including our rates, charges and terms and conditions of service. The FERC also has market transparency authority and has adopted additional reporting and internet posting requirements for natural gas pipelines.

Rates for our interstate natural gas transportation and storage services, which include reservation, commodity, surcharges, fuel and gas lost and unaccounted for charges, are authorized by the FERC. In accordance with the FERC’s ratemaking principles, our current maximum tariff rates are designed to recover prudently incurred costs associated with the construction, operation and maintenance of our pipeline system and to afford us an opportunity to earn a reasonable rate of return. Nevertheless, the rates the FERC authorizes us to charge our customers may not be sufficient to recover the costs incurred to provide services in any given period. Moreover, from time to time, the FERC may alter or refine its policies or methodologies for establishing pipeline rates and terms and conditions of service. In addition, the FERC and other parties (such as customers or state regulatory commissions) have the opportunity under Section 5 of the NGA to demonstrate that a pipeline may be earning more than its allowed rate of return and, when appropriate, to institute proceedings against such pipeline after which the FERC may order the pipeline to prospectively reduce rates. Any such proceedings, if instituted, could result in significant adverse effects on pipeline earnings. See “Business—Regulation—Interstate Pipeline Regulation.”

Under FERC policy, interstate pipelines and their customers may execute contracts at negotiated rates, which may be above or below the maximum tariff rate for that service or the pipeline may agree to provide a discounted rate, which would be a rate between the maximum and minimum tariff rates. In a rate proceeding, rates in these contracts are generally not subject to adjustment. It is possible that the cost to perform services under negotiated or discounted rate contracts will exceed the cost used in the determination of the negotiated or discounted rates, which could result either in losses or lower realized rates of return for providing such services.

We are dependent upon relatively few customers for a substantial portion of our revenues and are subject to the risk that customers will not renew their contracts or that we will be unable to obtain new customers for expanded capacity which could adversely affect our financial results and our ability to service the Notes.

If we are unable to renew, remarket or find replacements for our customer agreements on favorable terms, our operating revenue would be exposed to reduction and increased volatility. For example, without the benefit of long-term transportation agreements, we cannot assure that we will be able to transport natural gas at efficient capacity levels. Substantially all our revenues are generated under transportation and storage contracts that periodically must be renegotiated and extended or replaced, and we are dependent upon relatively few customers for a substantial portion of our revenue. For the year ended December 31, 2021, our top 15 customers, nine of which are utilities, accounted for 54% (52% for the three months ended March 31, 2022) of our total firm transportation and storage revenue. The weighted average remaining contract term for our transportation and storage contracts was 6.0 years and 4.5 years, respectively, as of March 31, 2022, and 6.1 years and 3.8 years, respectively, as of December 31, 2021, and most of our long-term firm transportation and storage contracts are scheduled to expire during the term of the Notes (other than those having a maturity before 2029). Failure to maintain existing long-term agreements or secure new long-term agreements or being required to discount rates significantly upon renewal or replacement, could adversely affect our financial results and our ability to service the Notes. The replacement of any existing long-term agreements depends on market conditions and other factors that may be beyond our control.

A significant sustained decrease in demand for natural gas generally or for natural gas available from sources connected to our pipeline system in the markets served by us would decrease our operating revenue, could impact our planned capital expenditures and could adversely affect our financial results and our ability to service the Notes.

Factors that could lead to a decrease in market demand for our transportation and storage service include, among others:

•	a depression, recession, pandemic or other adverse economic condition that results in a lower level of economic activity or reduced spending by consumers on natural gas;

•	an increase in the market price of natural gas or a decrease in the price of other competing forms of energy;

•

a substantial decrease in the market price of natural gas that causes producers of natural gas to defer, reduce or cancel production connected to our pipeline system or to default on firm transportation contracts;

•	shifts in competitively priced natural gas supply sources away from the sources connected to our pipeline system, including shale gas sources;

•

efforts by customers, legislators and regulators to reduce the consumption of natural gas or of electricity generated by our customers through various existing or new laws and regulations, as well as deregulation, conservation, energy efficiency and private generation measures and programs;

•	efforts by legislators and regulators to reduce the production or supply of natural gas through various existing or new laws and regulations;

•	laws mandating or encouraging renewable energy sources and/or a reduction of GHG emissions, which may decrease the demand for or change the market price of natural gas;

•	higher fuel taxes or other governmental or regulatory actions that increase, directly or indirectly, the cost of natural gas or that limit the use of natural gas;

•

a shift to more energy-efficient or alternative fuel machinery or an improvement in fuel economy, whether as a result of technological advances by manufacturers, legislation mandating higher fuel economy or lower emissions, price differentials, incentives or otherwise;

•

a reduction in the state or federal subsidies or tax incentives that are provided to agricultural, industrial or other customers, or a significant sustained change in prices for commodities such as ethanol or corn for ethanol manufacturers; and

•	sustained mild weather that reduces the demand for natural gas.

We are subject to operating uncertainties and events beyond our control that impact the costs to operate, maintain, repair and replace our interstate natural gas pipeline system, which could adversely affect our financial results and our ability to service the Notes.

Our pipeline includes significant portions that have been in-service for many years and may require an increased level of maintenance resulting in increased maintenance and repair costs. In addition, our complex interstate natural gas pipeline and storage system is spread over a large geographic area, which involves many operating uncertainties and events beyond our control. These potential events include the breakdown or failure of compressors, pipelines or other equipment or processes, which could lead to catastrophic events; unscheduled outages; strikes, lockouts or labor-related actions; shortages of qualified labor; failure to obtain, renew or maintain rights-of-way, easements and leases on United States federal lands; terrorist activities or military or other actions, including cyber-attacks; fuel shortages or interruptions; unavailability of critical equipment, materials and supplies; extreme weather and other weather-related impacts; performance below expected levels of receipts or deliveries of natural gas, capacity or efficiency; operator error; third-party damage; unexpected degradation of our pipeline system; design, construction or manufacturing defects; and catastrophic events such as severe storms, floods, fires, extreme temperature events, wind events, earthquakes, explosions, landslides, litigation, wars, terrorism, pandemics and embargoes. A catastrophic event might result in injury or loss of life, extensive property damage or environmental or natural resource damages. The location of our natural gas pipelines near populated areas, including residential areas, commercial business centers and industrial sites, could increase the level of damages resulting from these risks. Any of these events or other operational events could significantly reduce or eliminate our revenue or significantly increase our expenses. We self-insure some aspects of our risks, and any current and future insurance coverage may not be sufficient to replace lost revenue or cover repair and replacement costs or other damages. Moreover, if we are unable to perform our contractual obligations as a result of any such events, we could be liable for penalties or liability as a result. The scope, cost and availability of our insurance coverage may change, including the portion that is self-insured. Any reduction of our revenue or increase in our expenses resulting from the risks described above, could adversely affect our financial results and our ability to service the Notes.

We are actively pursuing, developing and constructing new or expanded facilities, the completion and expected costs of which are subject to significant risk, and we have significant funding needs related to our planned capital expenditures.

We actively pursue, develop and construct new or expanded facilities. We expect to incur significant annual capital expenditures over the next several years. Such expenditures may include construction and other costs for new or expanded pipeline systems, natural gas storage facilities and environmental control and compliance systems, as well as the continued maintenance and upgrades of our existing assets.

Construction of new or replacement natural gas infrastructure is a costly and time-consuming process. The intricate and dynamic nature of environmental requirements and the complex authorizations required prior to construction, as well as potential public or local opposition afforded by the permitting process, create a risk of expensive delays, denial or material impairment of value if projects cannot be developed or function as planned. The FERC has recently indicated that GHG impacts, if significant, will be considered along with many other factors when determining whether a proposed project is required by the public convenience and necessity; the analysis applied by the FERC to assess the significance of a project’s GHG emissions may make future approvals for new or expanded pipeline facilities more difficult to obtain. The FERC has also proposed to expand its considerations of environmental or energy justice and to broaden its engagement with respect to utilization of eminent domain as provided under the NGA, in determining whether to authorize or how to condition authorization for new or replacement natural gas infrastructure. Regulations and policies may be revised, newly adopted or become applicable to us in a manner that has an adverse impact on our capital or operating costs or operations and our ability to construct new or expanded facilities.

Development and construction of major facilities are subject to significant risk, including fluctuations in the price and availability of commodities, manufactured goods, equipment, and the imposition of tariffs thereon when sourced by foreign providers, labor, siting and permitting and changes in environmental and operational compliance matters, throughput forecasts, and other items over a multi-year construction period, as well as counterparty risk and the economic viability of our suppliers, customers and contractors. These risks may result in the inability to timely complete a project or higher than expected costs to complete an asset and place it in-service and, in extreme cases, the loss of long-term off-take contracts underlying such projects. Such costs may not be recoverable in the regulated rates or market or contract prices we are able to charge our customers. Delays in construction may result in delayed in-service dates which may result in the loss of anticipated revenue. The inability to successfully and timely complete a project, avoid unexpected costs or recover any such costs could adversely affect our financial results and our ability to service the Notes.

Furthermore, we depend upon both internal and external sources of liquidity to provide working capital and to fund capital requirements. The inability to secure significant amounts of capital on commercial terms could have a material adverse effect on our financial results and our ability to service the Notes and may cause us to postpone or cancel planned capital expenditures.

We are subject to counterparty risk, which could adversely affect our financial results and our ability to service the Notes.

We are subject to counterparty credit risk related to contractual payment obligations with our customers. Adverse economic conditions, volatility of natural gas prices or other events affecting counterparties with whom we conduct business could impair the ability of these counterparties to meet their payments obligations. We depend on these counterparties to remit payments on a timely basis. We continue to monitor the creditworthiness of our customers in an attempt to reduce the impact of any potential counterparty default. If strategies used to minimize these risk exposures are ineffective or if our customers’ financial condition deteriorates or they otherwise become unable to pay, it could have a significant adverse impact on our liquidity, our financial results and our ability to service the Notes.

Physical or cyber attacks, both threatened and actual, could impact our operations and could adversely affect our financial results and our ability to service the Notes.

We rely on information technology in virtually all aspects of our business. Like those of many large businesses, certain of our information technology systems have been subject to computer viruses, malicious codes, unauthorized access, phishing efforts, denial-of-service attacks and other cyber-attacks and we expect to be subject to similar attacks in the future as such attacks become more sophisticated and frequent. A significant disruption or failure of our information technology systems by physical or cyber-attack could result in service interruptions, safety failures, security violations, regulatory compliance failures, an inability to protect sensitive information and assets against unauthorized users, other operational difficulties and potential demands for our payment of ransom to cyber attackers. Attacks perpetrated against our information systems could result in loss of assets and critical information and expose us to remediation costs and reputational damage.

Although we have taken steps intended to mitigate these risks, a significant disruption or cyber intrusion could lead to misappropriation of assets or data corruption. Cyber-attacks could further adversely affect our ability to operate facilities, information technology and business systems, or compromise sensitive customer and employee information. In addition, physical or cyber attacks against key suppliers or service providers could have a similar effect on us. Additionally, if we are unable to acquire, develop, implement, adopt or protect rights around new technology, we may suffer a competitive disadvantage.

Potential terrorist activities and the impact of military or other actions, including sanctions, export controls and similar measures, could adversely affect our financial results and our ability to service the Notes.

The ongoing threat of terrorism and the impact of military or other actions by nations or politically, ethnically or religiously motivated organizations regionally or globally may create increased political, economic, social and financial market instability, which could subject our operations to increased risks. Additionally, the U.S. government has issued warnings that energy assets, specifically including pipeline infrastructure, are potential targets for terrorist attacks. Further, the potential or actual outbreak of war or other hostilities, such as Russia’s invasion of Ukraine in February 2022 and the resulting economic sanctions on Russia and the sale of Russian natural gas and petroleum, as well as the existing and potential further responses from Russia or other countries to such sanctions and military actions, could adversely affect global and regional economies and financial markets. For instance, the current ban on imports of Russian oil, liquefied natural gas and coal to the United States could contribute to increases in prices for such commodities in the United States and elsewhere which could adversely affect our business. Further, our business must be conducted in compliance with applicable economic and trade sanctions laws and regulations, including those administered and enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council and other relevant governmental authorities in the United States, which include sanctions that could potentially restrict or prohibit our relationships with certain suppliers and customers. Political, economic, social or financial market instability or damage to or interference with our operating assets, or those of our customers or suppliers, or continued increases in the price of natural gas and other petroleum commodities may result in business interruptions, lost revenue, higher costs, disruption in fuel supplies, lower energy consumption and unstable markets, particularly with respect to natural gas, and increased security, repair or other costs, any of which may materially adversely affect us in ways that cannot be predicted at this time. Any of these risks could materially affect our financial results and our ability to service the Notes. Furthermore, instability in the financial markets as a result of terrorism or war could also materially adversely affect our ability to raise capital.

Our business could be adversely affected by epidemics, pandemics or other outbreaks.

Our business could be adversely affected by epidemics, pandemics, or other outbreaks generally and more specifically in the markets in which we operate, including, without limitation, if our customers experience decreases in demand for their products and services or otherwise reduce their consumption of natural gas that we supply, or if we experience material payment defaults by our customers. In addition, our results and financial condition may be adversely affected by federal, state or local legislation related to such epidemics, pandemics or other outbreaks (or other similar laws, regulations, orders or other governmental or regulatory actions) that would cause businesses to temporarily or permanently close and, as a result, decrease the demand for our services. The government and regulators could impose other requirements on our business that could have an adverse impact on our financial results.

Further, epidemics, pandemics or other outbreaks could disrupt supply chains (including supply chains for natural gas, steel or pipeline materials) relating to the markets we serve, which could adversely impact our ability to provide transportation and storage service to our customers. In addition, such disruptions to the supply chain could delay certain construction and other capital expenditure projects, including our planned pipeline expansion projects. Such disruptions could adversely affect our future financial results.

Such declines in demand, any inability to provide service or delays in capital projects could also significantly reduce our cash flows, which could adversely affect our financial results and our ability to service the Notes.

Inflation and changes in commodity prices may adversely affect our financial results and our ability to service the Notes.

Inflation in our labor and other costs may affect us by increasing both operating and capital costs. As a result of existing rate agreements, contractual arrangements or competitive price pressures, we may not be able to pass the costs of inflation on to our customers. If we are unable to manage cost increases or pass them on to our customers, our financial results and our ability to service the Notes could be adversely affected.

Disruptions in the financial markets could affect our ability to obtain debt financing or maintain our liquidity and have other adverse effects on us.

Disruptions in the financial markets could affect our ability to obtain debt financing or maintain our liquidity and have other adverse effects on us. Significant dislocations and liquidity disruptions in the United States and global credit markets, such as those that occurred in 2008, 2009 and 2020, may materially impact liquidity in the bank and debt capital markets, making financing terms less attractive for borrowers that are able to find financing and, in other cases, may cause certain types of debt financing, or any financing, to be unavailable. Additionally, economic uncertainty in the United States or globally may adversely affect the United States’ credit markets and could negatively impact our ability to access funds on favorable terms or at all. If we are unable to access the bank and debt markets to meet liquidity and capital expenditure needs, it may adversely affect the timing and amount of our capital expenditures, financial results and our ability to service the Notes.

We are and may become involved in a variety of legal proceedings, the outcomes of which are uncertain and could adversely affect our financial results and our ability to service the Notes.

We are, and in the future may become, party to a variety of legal proceedings. Litigation is subject to many uncertainties, and we cannot predict the outcome of individual matters with certainty. It is possible that the final resolution of some of the matters in which we are involved could result in additional material payments substantially in excess of established liabilities or in terms that could require that we change business practices and procedures. Further, litigation could result in the imposition of financial penalties or injunctions and adverse regulatory consequences, any of which could limit our ability to take certain desired actions or result in the denial of needed permits, licenses or regulatory authority to conduct our business, including the siting or permitting of facilities. Any of these outcomes could have a material adverse effect on our financial results and our ability to service the Notes.

Other Risks Related to the Notes

Your ability to transfer the Notes is limited by the absence of a market for the bonds, and a trading market for the Notes may not develop.

There is no existing public trading market for any series of Notes and a market for the Notes might not develop and you may not be able to sell Notes or obtain a suitable price. If such a market were to develop, the Notes could trade at prices that may be higher or lower than their initial offering price depending on many factors, including prevailing interest rates, our operating results and the market for similar securities. We do not intend to apply for listing of any series of Notes on a securities exchange or an automated dealer quotation system. As a result, it may be difficult for you to find a buyer for the Notes at the time you want to sell them and, even if you find a buyer, you might not obtain the price you want.

You may not be able to sell your Initial Notes if you do not exchange them for registered Exchange Notes in the Exchange Offer.

If you do not exchange your Initial Notes for registered Exchange Notes in the Exchange Offer, your Initial Notes will continue to be subject to the restrictions on transfer as stated in the legends on the Initial Notes. In general, you may not offer, sell or otherwise transfer the Initial Notes in the United States unless they are:

•	registered under the Securities Act;

•	offered or sold under an exemption from the Securities Act and applicable state securities laws; or

•	offered or sold in a transaction not subject to the Securities Act and applicable state securities laws.

We do not currently anticipate that we will register any untendered Initial Notes under the Securities Act. Except for limited instances involving the initial purchasers or holders of Initial Notes who are not eligible to participate in the Exchange Offer or who do not receive freely transferable Exchange Notes in the Exchange Offer, following completion of the Exchange Offer, we will not be under any further obligation to register the Initial Notes under the Securities Act under the Registration Rights Agreement or otherwise. Also, if the Exchange Offer is completed on the terms and within the time period contemplated by this prospectus, no additional interest attributable to a failure to timely comply with our obligations under the Registration Rights Agreement will be payable on your Initial Notes.

Your ability to sell your Initial Notes may be significantly more limited and the price at which you may be able to sell your Initial Notes may be significantly lower if you do not exchange them for registered Exchange Notes in the Exchange Offer.

To the extent that Initial Notes are exchanged for registered Exchange Notes in the Exchange Offer, the trading market for the Initial Notes that remain outstanding may be significantly more limited. As a result, the liquidity of the Initial Notes not tendered for exchange could be adversely affected. The extent of the market for Initial Notes will depend upon a number of factors, including the number of holders and dollar amount of Initial Notes remaining outstanding and the interest of securities firms in maintaining a market in the Initial Notes. An issue of securities with a lesser outstanding market value available for trading, which is called the “float,” may command a lower price than would be comparable to an issue of securities with a greater float. As a result, the market price for Initial Notes that are not exchanged in the Exchange Offer may be affected adversely to the extent that Initial Notes exchanged in the Exchange Offer reduce the float or the number of holders. The reduced float and number of holders also may make the trading price of the Initial Notes that are not exchanged more volatile.

There are state securities law restrictions on the resale of the Exchange Notes.

In order to comply with the securities laws of certain jurisdictions, the Exchange Notes (like the Initial Notes) may not be offered or resold by any holder unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and the requirements of such exemption have been satisfied. We do not currently intend to register or qualify the resale of the Exchange Notes in any such jurisdictions. However, an exemption is generally available for sales to registered broker-dealers and certain institutional buyers. Other exemptions under applicable state securities laws may also be available.

We will not accept your Initial Notes for exchange if you fail to follow the Exchange Offer procedures and, as a result, your Initial Notes will continue to be subject to existing transfer restrictions and you may not be able to sell your Initial Notes.

We will issue Exchange Notes in exchange for Initial Notes tendered and accepted for exchange pursuant to the Exchange Offer only after compliance by you with all of the conditions of the Exchange Offer described elsewhere in this prospectus under the caption “The Exchange Offer—How to Tender,” including timely (i) receipt by the exchange agent of (a) a properly completed and duly executed letter of transmittal, together with any required signature guarantees and any other required documents and (b) the certificate(s) representing the Initial Notes being tendered; (ii) compliance with the procedures for book-entry transfers described elsewhere in this prospectus; or (iii) compliance with the guaranteed delivery procedures set forth elsewhere in this prospectus. We are under no duty to give notification of defects or irregularities with respect to the tenders of Initial Notes for exchange. If there are defects or irregularities with respect to your tender of Initial Notes, we will not accept your Initial Notes for exchange. See “The Exchange Offer.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains statements that do not directly or exclusively relate to historical facts. These statements are “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements can typically be identified by the use of forward-looking words, such as “will”, “may,” “could,” “project,” “believe,” “anticipate,” “expect,” “estimate,” “continue,” “intend,” “potential,” “plan,” “forecast” and similar terms. These statements are based upon our current intentions, assumptions, expectations and beliefs and are subject to risks, uncertainties and other important factors. Many of these factors are outside our control and could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These factors include, among others:

•

general economic, political and business conditions, as well as changes in, and compliance with, laws and regulations, including income tax reform, initiatives regarding deregulation and restructuring and reliability and safety standards, affecting our operations or related industries;

•

changes in, and compliance with, environmental laws, regulations, decisions and policies that could, among other items, increase operating and capital costs, reduce facility throughput, accelerate facility retirements or delay facility construction or acquisition;

•

the outcome of general rate cases, regulatory rate reviews and other proceedings conducted by the Federal Energy Regulatory Commission or other regulatory, governmental and legal bodies and our ability to recover costs through rates in a timely manner;

•

changes in economic, industry, competition or weather conditions, as well as demographic trends and new technologies, that could affect customer growth and usage, natural gas supply or our ability to obtain long-term contracts with customers and suppliers;

•	performance, availability and ongoing operation of our facilities due to the impacts of market conditions, outages and associated repairs, weather and operating conditions;

•

the effects of catastrophic and other unforeseen events, which may be caused by factors beyond our control or by a breakdown or failure of our operating assets, including severe storms, floods, fires, extreme temperature events, wind events, earthquakes, explosions, landslides, litigation, wars (including, for example, Russia’s invasion of Ukraine in February 2022), terrorism, pandemics, embargoes, and cyber security attacks, data security breaches, disruptions, or other malicious acts;

•	the ability to economically obtain insurance coverage, or any insurance coverage at all, sufficient to cover losses arising from catastrophic events;

•	the financial condition, creditworthiness and operational stability of our significant customers and suppliers;

•	changes in our business strategy or development plans;

•	availability, terms and deployment of capital, including reductions in demand for debt securities and other sources of debt financing and volatility in interest rates;

•	changes in our credit ratings;

•

the impact of certain contracts used to mitigate or manage volume, price and interest rate risk, including increased collateral requirements, and changes in commodity prices, interest rates and other conditions that affect the fair value of certain contracts;

•	the impact of inflation on costs and our ability to recover such costs in regulated rates;

•	increases in employee healthcare costs;

•

the impact of investment performance, certain participant elections such as lump sum distributions and changes in interest rates, legislation, healthcare cost trends, mortality and morbidity on pension and other postretirement benefits expense and funding requirements;

•	the impact of supply chain disruptions and workforce availability on our ongoing operations and our ability to timely complete construction projects;

•

unanticipated construction delays, changes in costs, receipt of required permits and authorizations, ability to fund capital projects and other factors that could affect future facilities and infrastructure additions;

•	the availability and price of natural gas in applicable geographic regions and demand for natural gas supply;

•	the impact of new accounting guidance or changes in current accounting estimates and assumptions on our financial results; and

•	other business or investment considerations that may be disclosed from time to time in this prospectus or in other publicly disseminated written documents.

Further details of the potential risks and uncertainties affecting us are described in this prospectus, including the “Risk Factors” section and other discussions contained in this prospectus. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The foregoing factors should not be construed as exclusive.

USE OF PROCEEDS

We will not receive any proceeds from the issuance of the Exchange Notes in the Exchange Offer. The Exchange Notes will evidence the same debt as the Initial Notes tendered in exchange for Exchange Notes. Accordingly, the issuance of the Exchange Notes will not result in any change in our outstanding indebtedness.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is management’s discussion and analysis of certain significant factors that have affected our consolidated financial condition and results of operations during the periods included herein. This discussion should be read in conjunction with our historical Consolidated Financial Statements and Notes to Consolidated Financial Statements included elsewhere in this prospectus. Our actual results in the future could differ significantly from the historical results.

Overview

We are a natural gas transmission and storage company that owns and operates a FERC-regulated interstate natural gas pipeline system located across six states within or adjoining the Mid-Atlantic region and one of the nation’s largest underground natural gas storage systems located across three Mid-Atlantic states. We serve a broad mix of customers, including end-use utilities, electric power generators, commercial and industrial users, producers and marketers of natural gas, and interstate and intrastate pipelines, and generate revenue primarily from the transportation and storage of natural gas under firm transportation and storage service contracts with terms of two years or greater. We also enter into negotiated rate agreements with certain of our customers, which may include discounted rates, as authorized by the FERC. Further, from time to time, we engage in regulated sales of limited quantities of natural gas for operational and system balancing purposes. For a description of our assets and operations, see “Business.”

Key Factors Affecting Results of Operations

GT&S Transaction

We became an indirect wholly owned subsidiary of BHE on November 1, 2020, when BHE completed its acquisition of substantially all of the natural gas transmission and storage business of Dominion Energy, Inc. (“DEI”), including EEGH and its subsidiaries (the “GT&S Transaction”). EEGH continues to hold 100% of our outstanding common stock. We have not applied “push-down accounting” related to the GT&S Transaction, whereby the adjustments of assets and liabilities to fair value and the resulting goodwill would be recorded on our Consolidated Financial Statements, and accordingly, no adjustments have been made to our Consolidated Financial Statements for the purchase price paid by BHE in the GT&S Transaction.

In accordance with the terms of the GT&S Transaction, DEI retained certain assets and liabilities associated with us, including the assets and obligations of the pension and other postretirement employee benefit plans in which our employees had participated and tax obligations related to periods prior to the GT&S Transaction, and settled all affiliated balances. As a result, we recorded at the time of the GT&S Transaction a $1.0 billion contribution for the reset of deferred taxes and $34 million for retained tax liabilities payable to us by DEI, net of distributions of $904 million related to the pension and other postretirement employee benefit plans retained by DEI and $107 million of other pension related amounts. In addition, we agreed to forgo recovery of $18 million of certain property, plant and equipment as a result of the GT&S Transaction.

Prior to the GT&S Transaction, Dominion Energy Services, Inc. (“DES”) and other affiliates provided accounting, legal, finance and other administrative and technical services to us, and we provided certain related services to related parties, including technical services. Costs for certain general, administrative and corporate expenses were assigned by DES to us on the basis of direct and allocated methods in accordance with our services agreements with DES. Where costs incurred could not be determined by specific identification, the costs were allocated based on the proportional level of effort devoted by DES resources that were attributable to the entity, determined by reference to number of employees, salaries and wages and other similar measures for the relevant DES service.

Subsequent to the GT&S Transaction, our transactions with DEI and its remaining subsidiaries are no longer related party transactions. For more information regarding transactions with related parties prior to the GT&S Transaction, please see Note 19 to our audited consolidated financial statements included elsewhere in this prospectus.

EGTS Rate Case

In September 2021, we filed a general rate case for our FERC-jurisdictional services, with proposed rates to be effective November 1, 2021. Our previous general rate case was settled in 1998. We proposed an annual cost-of-service of approximately $1.1 billion, and requested increases in various rates, including general system storage rates by 85% and general system transportation rates by 60%. In October 2021, the FERC issued an order that accepted the November 1, 2021 effective date for certain changes in rates, while suspending the other changes for five months following the proposed effective date, until April 1, 2022, subject to refund and the outcome of hearing procedures. In June 2022, the parties reached an agreement in principle and the litigation procedural schedule was ordered held in abeyance for 90 days to enable the parties to finalize a settlement. The settlement is expected to be filed by September 30, 2022.

Cancelled Projects

In December 2014, Dominion Atlantic Coast Pipeline, LLC (a subsidiary of DEI) entered into a joint venture with a subsidiary of Duke Energy Corporation and other entities to construct and operate the Atlantic Coast Pipeline. See “Business—The Cancelled Atlantic Coast Pipeline Project.” We entered into a precedent agreement with Atlantic Coast Pipeline, LLC (“ACP”) to expand our network to provide firm transportation service to the Atlantic Coast Pipeline (the “Supply Header Project”). Neither we nor BHE have any ownership interest in the Atlantic Coast Pipeline today. Citing litigation risk, among other continuing execution risks, ACP announced the cancellation of the Atlantic Coast Pipeline project in July 2020. Since that date, we have received a reduced amount of fees for certain continuing services provided to DEI and its affiliates, including assistance in obtaining necessary regulatory approvals and meeting regulatory and other requirements, and termination of commercial contracts for the abandoned project. As a result of the cancellation of the Atlantic Coast Pipeline project, we recorded a charge of $463 million ($346 million after-tax) in 2020 associated with the probable abandonment of a significant portion of the Supply Header Project.

In January 2018, we filed an application to request FERC authorization to construct and operate certain facilities located in Ohio and Pennsylvania (the “Sweden Valley Project”). In June 2019, we withdrew our application for the project due to certain regulatory delays. As a result of the abandonment of the Sweden Valley Project, we recorded a charge of $13 million ($10 million after-tax) in 2019.

FERC Audit

In July 2017, the FERC audit staff communicated to us that it had substantially completed an audit of our compliance with the accounting and reporting requirements of the FERC’s Uniform System of Accounts and provided a description of matters and preliminary recommendations. In November 2017, the FERC audit staff issued its audit report. In December 2017, we provided our response to the audit report. We requested FERC review of the contested findings and submitted our plan for compliance with the uncontested portions of the report. We reached resolution of certain matters with the FERC in the fourth quarter of 2018. We recognized a charge for a disallowance of plant, originally established beginning in 2012, for the resolution of one matter with the FERC. In December 2020, the FERC issued a final ruling on the remaining matter, which resulted in a $43 million ($31 million after-tax) charge for disallowance of capitalized AFUDC. As a condition of the December 2020 ruling, we filed our proposed accounting entries and supporting documentation with the FERC during the second quarter of 2021. During the finalization of these entries, we refined the estimated charge for disallowance of capitalized AFUDC, which resulted in a reduction to the estimated charge of $11 million ($8 million after-tax) that was recorded in the second quarter of 2021. In September 2021, the FERC approved our accounting entries and supporting documentation.

Intercompany Debt Exchange

In June 2021, we issued the Initial Notes as part of a debt exchange with our sole shareholder, EEGH (which we refer to as the “Intercompany Debt Exchange Transaction”). Upon our issuance of the Initial Notes, which were issued in exchange for a corresponding amount of outstanding notes previously issued by EEGH, EEGH cancelled $1.9 billion of our indebtedness to EEGH.

Business Highlights

Net income for the three-month period ended March 31, 2022 was $55 million compared with $56 million for the same period in 2021, a decrease of $1 million, or 2%. The decrease was primarily the result of lower margins from regulated gas transportation and storage services of $16 million primarily due to unfavorable natural gas prices and volumes, partially offset by lower than estimated 2021 property tax assessments of $8 million and lower interest expense of $5 million primarily due to lower interest rates.

Net income for the year ended December 31, 2021 was $156 million compared to a net loss of $181 million for the same period in 2020, an increase of $337 million. The increase was primarily the result of a $463 million ($346 million after-tax) charge recorded in 2020 related to the probable abandonment of the Supply Header Project and a $43 million ($31 million after-tax) charge recorded in 2020 for disallowance of capitalized AFUDC due to the resolution of the FERC audit, partially offset by a decrease of $50 million due to non-service cost credits recognized in 2020 related to certain EEGH over-funded benefit plans that were retained by DEI as a result of the GT&S Transaction and the recording of income tax expense of $61 million in 2021 versus an income tax benefit of $67 million in 2020 as a result of higher pre-tax income.

Net loss for the year ended December 31, 2020 was $181 million compared to net income of $203 million for the same period in 2019, a decrease of $384 million. The decrease was primarily the result of a $463 million ($346 million after-tax) charge recorded in 2020 related to the probable abandonment of the Supply Header Project and a $43 million ($31 million after-tax) charge recorded in 2020 for disallowance of capitalized AFUDC due to the resolution of the FERC audit, partially offset by the absence of a $30 million charge recorded in 2019 related to a voluntary retirement program and the recording of an income tax benefit of $67 million in 2020 versus income tax expense of $52 million in 2019 as a result of lower pre-tax income.

Results of Operations for the Three-Month Periods Ended March 31, 2022 and 2021

Operating Revenue

Operating revenue for the three-month period ended March 31, 2022 was $223 million compared with $241 million for the same period in 2021, a decrease of $18 million, or 7%. The decrease was primarily due to lower regulated natural gas sales for operational and system balancing purposes due to decreased volumes of $17 million.

Operating Expenses

Excess gas for the three-month period ended March 31, 2022 was a credit of $3 million compared with a credit of $1 million for the same period in 2021, an increase of $2 million. The increase was primarily due to lower sales volumes (from 6.5 Bcf during the first quarter of 2021 to nil during the first quarter of 2022) of $14 million, partially offset by an unfavorable change in natural gas prices of $9 million and increased volumes of $4 million.

Operations and maintenance expense for the three-month period ended March 31, 2022 was $84 million compared with $92 million for the same period in 2021, a decrease of $8 million, or 9%. The decrease was primarily due to lower postretirement benefit costs of $4 million and long-term incentive plan expenses of $3 million.

Depreciation and amortization expense for the three-month period ended March 31, 2022 was $43 million compared with $40 million for the same period in 2021, an increase of $3 million, or 8%. The increase was primarily due to higher plant placed in-service in 2022.

Property and other taxes for the three-month period ended March 31, 2022 was $9 million compared with $16 million for the same period in 2021, a decrease of $7 million, or 44%. The decrease was primarily due to lower than estimated 2021 property tax assessments.

Other Income (Expense)

Interest expense for the three-month period ended March 31, 2022 was $17 million compared with $22 million for the same period in 2021, a decrease of $5 million, or 23%. The decrease was primarily due to lower expense of $22 million related to the elimination of intercompany borrowings with EEGH following the Intercompany Debt Exchange Transaction in June 2021, partially offset by $16 million of interest expense incurred by us under the Initial Notes issued by us in connection with that Transaction, which Initial Notes bear lower interest rates than our original intercompany borrowings from EEGH.

Income Tax Expense

Income tax expense for the three-month period ended March 31, 2022 was $19 million compared with $18 million for the same period in 2021, an increase of $1 million, or 6%. The effective income tax rate for the three-month period ended March 31, 2022 was 26% compared with 24% for the same period in 2021.

Results of Operations for the Years Ended December 31, 2021 and 2020

Operating Revenue

Operating revenue for the year ended December 31, 2021 was $891 million compared with $916 million for the same period in 2020, a decrease of $25 million, or 3%. The decrease was primarily due to $43 million of lower fees earned for services performed for ACP, partially offset by an increase in regulated natural gas sales of $15 million for operational and system balancing purposes primarily due to higher natural gas prices.

Operating Expenses

Cost of gas for the year ended December 31, 2021 was $13 million compared with $21 million for the same period in 2020, a decrease of $8 million, or 38%. The decrease was primarily due to favorable valuations of our system gas of $55 million, partially offset by an increase in prices of natural gas sold of $49 million.

Operations and maintenance expense for the year ended December 31, 2021 was $376 million compared with $392 million for the same period in 2020, a decrease of $16 million, or 4%. The decrease was primarily due to lower expenses incurred in connection with services performed for ACP in connection with the cancelled Atlantic Coast Pipeline project of $45 million, partially offset by a $27 million increase in salaries, wages and benefits and general administrative expenses.

Depreciation and amortization expense for the year ended December 31, 2021 was $166 million compared with $163 million for the same period in 2020, an increase of $3 million, or 2%. The increase was primarily due to higher plant placed in-service during 2021.

Property and other taxes for the year ended December 31, 2021 was $62 million compared with $53 million for the same period in 2020, an increase of $9 million, or 17%. The increase was primarily due to higher property tax assessments.

Disallowance and abandonment of utility plant decreased operating expenses by $11 million for the year ended December 31, 2021, compared to increasing operating expenses by $525 million in 2020. The change was primarily due to a $463 million charge recorded in 2020 related to the probable abandonment of the Supply Header Project, a $43 million charge recorded in 2020 for disallowance of capitalized AFUDC due to the resolution of the FERC audit, an $18 million write-off of certain items in 2020 in connection with the GT&S Transaction and a benefit recorded in 2021 from the finalization of entries for the disallowance of capitalized AFUDC of $11 million.

Other Income (Expense)

Interest expense for the year ended December 31, 2021 was $78 million compared with $89 million for the same period in 2020, a decrease of $11 million, or 12%. The decrease was primarily due to lower expense of $45 million related to the elimination of intercompany borrowings with EEGH following the Intercompany Debt Exchange Transaction in June 2021, partially offset by $32 million of interest expense incurred under the Initial Notes issued by us in connection with that Transaction that bear lower interest rates than our original intercompany borrowings from EEGH.

Allowance for borrowed funds for the year ended December 31, 2021 was $2 million compared with $5 million for the same period in 2020, a decrease of $3 million, or 60%. The decrease was primarily due to lower capital expenditures (and the related debt financing costs) from the probable abandonment of the Supply Header Project.

Allowance for equity funds for the year ended December 31, 2021 was $6 million compared with $12 million for the same period in 2020, a decrease of $6 million, or 50%. The decrease was primarily due to lower capital expenditures (and the related equity financing costs) from the probable abandonment of the Supply Header Project.

Other, net for the year ended December 31, 2021 was $2 million compared with $62 million for the same period in 2020, a decrease of $60 million, or 97%. The decrease was primarily due to non-service cost credits recognized in 2020 related to the overfunded status of certain DEI benefit plans in which our employees participated prior to the GT&S Transaction.

Income Tax Expense (Benefit)

Income tax expense (benefit) was an expense of $61 million for the year ended December 31, 2021 compared with a benefit of $67 million for the same period in 2020. The effective income tax rate for the year ended December 31, 2021 was 28% compared with 27% for the same period in 2020.

Results of Operations for the Years Ended December 31, 2020 and 2019

Operating Revenue

Operating revenue for the year ended December 31, 2020 was $916 million compared with $981 million for the same period in 2019, a decrease of $65 million, or 7%. The decrease was primarily due to $55 million of lower fees earned for services performed for ACP, lower transportation revenues of $16 million as a result of contract amendments entered into with certain customers in 2019, and a $17 million decrease in fees earned for services previously provided to DEI affiliates as a result of certain employees being transferred to one of those affiliates in 2020. The decrease in operating revenue was partially offset by an increase in regulated natural gas sales of $36 million for operational and system balancing purposes primarily due to increased volumes.

Operating Expenses

Cost of gas for the year ended December 31, 2020 was $21 million compared with $3 million for the same period in 2019, an increase of $18 million. The increase primarily reflected higher sales volumes (from 2.6 Bcf during 2019 to 20.7 Bcf during 2020).

Operations and maintenance expense for the year ended December 31, 2020 was $392 million compared with $477 million for the same period in 2019, a decrease of $85 million, or 18%. The decrease was primarily due to lower expenses incurred in connection with services performed for ACP in connection with the cancelled Atlantic Coast Pipeline project, a $30 million charge incurred in 2019 related to a voluntary retirement program and a $16 million decrease in salaries, wages and benefits due to employees being transferred to a DEI affiliate in 2020.

Depreciation and amortization expense for the year ended December 31, 2020 was $163 million compared with $159 million for the same period in 2019, an increase of $4 million, or 3%. The increase was primarily due to higher plant placed in-service during 2020.

Property and other taxes for the year ended December 31, 2020 was $53 million compared with $59 million for the same period in 2019, a decrease of $6 million, or 10%. The decrease was primarily due to lower property tax assessments.

Disallowance and abandonment of utility plant expense for the year ended December 31, 2020 was $525 million compared with $13 million for the same period in 2019, an increase of $512 million. The increase was primarily due to a $463 million charge recorded in 2020 related to the probable abandonment of the Supply Header Project, a $43 million charge recorded in 2020 for disallowance of capitalized AFUDC due to the resolution of the FERC audit and an $18 million write-off of certain items in 2020 in connection with the GT&S Transaction, partially offset by a $13 million charge recorded in 2019 related to the abandonment of the Sweden Valley Project.

Other Income (Expense)

Interest expense for the year ended December 31, 2020 was $89 million compared with $95 million for the same period in 2019, a decrease of $6 million, or 6%. The decrease was primarily due to lower interest rates and lower average outstanding short-term borrowings with EEGH.

Allowance for borrowed funds for the year ended December 31, 2020 was $5 million compared with $12 million for the same period in 2019, a decrease of $7 million, or 58%. The decrease was primarily due to lower capital expenditures (and the related debt financing costs) from the probable abandonment of the Supply Header Project.

Allowance for equity funds for the year ended December 31, 2020 was $12 million compared with $16 million for the same period in 2019, a decrease of $4 million, or 25%. The decrease was primarily due to lower capital expenditures (and the related equity financing costs) from the probable abandonment of the Supply Header Project.

Other, net for the year ended December 31, 2020 was $62 million compared with $52 million for the same period in 2019, an increase of $10 million, or 19%. The increase was primarily due to higher non-service cost credits due to favorable changes in the overfunded status of certain DEI benefit plans in which our employees participated prior to the GT&S Transaction.

Income Tax Expense

Income tax expense (benefit) was a benefit of $67 million for the year ended December 31, 2020 compared with an expense of $52 million for the same period in 2019. The effective income tax rate for the year ended December 31, 2020 was 27% compared with 20% for the same period in 2019. The effective tax rate increased primarily due to the pre-tax loss in 2020 driven by charges associated with the Supply Header Project as well as a change in the state effective tax rate resulting from changes in the 2019 state apportionment factors.

Liquidity and Capital Resources

Our business generally provides adequate cash flow from transportation and storage services revenue to meet our obligations and commitments. In addition, we have access to capital through a variety of sources, including BHE, EEGH, commercial banks and capital markets. Although we believe that such sources of liquidity will be sufficient to satisfy our obligations and capital expenditure commitments for the foreseeable future, our cash flow is affected by a variety of factors, including competition, commodity pricing, our ability to obtain long-term contracts, regulatory policies and the creditworthiness of our firm transportation and storage customers.

In addition, we borrow and/or lend from time to time from or to our parent company, EEGH. In November 2020, we entered into a $400 million intercompany revolving credit agreement from EEGH, that currently expires in November 2022. The credit agreement, which is for general corporate purposes, has a variable interest rate based on LIBOR, plus a fixed spread. There were no amounts outstanding under this credit agreement as of March 31, 2022. Further, in March 2021, EEGH entered into a $400 million intercompany revolving credit agreement from us that currently expires in March 2023. The credit agreement, which is for general corporate purposes, has a variable interest rate based on LIBOR plus a fixed spread. There were no amounts outstanding under this credit agreement as of March 31, 2022.

For more information regarding our borrowings from EEGH, please see Note 19 to our audited consolidated financial statements included elsewhere in this prospectus.

Our total net liquidity and outstanding long-term debt as of March 31, 2022 and December 31, 2021 were as follows (in millions):

	As of
	March 31, 2022	December 31, 2021

Cash and cash equivalents	$13	$11

Intercompany revolving credit agreement(1)	400	400

Less:

Notes payable	—	68

Net intercompany revolving credit agreement	400	332

Total net liquidity	$413	$343

Long-term debt	$1,581	$1,581

Intercompany revolving credit agreement:

Maturity date	2022	2022

(1)	Refer to Note 19 to the audited Consolidated Financial Statements included elsewhere in this prospectus for further discussion regarding our intercompany revolving credit agreement.

Operating Activities

Net cash flows from operating activities for the three-month periods ended March 31, 2022 and 2021 were $128 million and $122 million, respectively. The change was primarily due to higher collections from customers and other changes in working capital amounts.

Net cash flows from operating activities for each of the years ended December 31, 2021 and 2020 were $367 million. Higher collections of non-trade receivables and lower payments on outstanding accounts payable balances were partially offset by lower collections from affiliates and other changes in working capital amounts.

Net cash flows from operating activities for the years ended December 31, 2020 and 2019 were $367 million and $218 million, respectively. The change was primarily due to higher collections from customers, higher regulated natural gas receipts for operational and system balancing purposes and other changes in working capital amounts, partially offset by higher payments on outstanding accounts payable balances and lower receipts from contract amendments.

The timing of our income tax cash flows from period to period can be significantly affected by the estimated federal income tax payment methods elected and assumptions for each payment date.

Investing Activities

Net cash flows from investing activities for the three-month periods ended March 31, 2022 and 2021 were $(56) million and $(37) million, respectively. The change was primarily due to increases in capital expenditures of $16 million primarily related to increased infrastructure and maintenance spending.

Net cash flows from investing activities for the years ended December 31, 2021 and 2020 were $(357) million and $(265) million, respectively. The change was primarily due to increases in capital expenditures of $95 million related to increased pipeline integrity work.

Net cash flows from investing activities for the years ended December 31, 2020 and 2019 were $(265) million and $(276) million, respectively. The change was primarily due to lower capital expenditures related to the Supply Header Project.

Financing Activities

Net cash flows from financing activities for the three-month period ended March 31, 2022 were $(68) million, reflecting the net repayment of notes payable to EEGH.

Net cash flows from financing activities for the three-month period ended March 31, 2021 were $(78) million, reflecting the net repayment of notes payable to EEGH of $60 million and dividends paid of $18 million.

Net cash flows from financing activities for the year ended December 31, 2021 were $(7) million, primarily reflecting dividends paid of $18 million and the net repayment of notes payable to EEGH of $13 million, partially offset by a $20 million equity contribution from EEGH.

Net cash flows from financing activities for the year ended December 31, 2020 were $(91) million, reflecting dividends paid of $125 million, partially offset by the issuance of notes payable from EEGH of $34 million.

Net cash flows from financing activities for the year ended December 31, 2019 were $45 million, reflecting an equity contribution from EEGH of $360 million, partially offset by the net repayment of notes payable to EEGH of $234 million and dividends paid of $81 million.

Future Uses of Cash

We have available a variety of sources of liquidity and capital resources, both internal and external, including net cash flows from operating activities, public and private debt offerings, intercompany revolving credit agreements, capital contributions and other sources. These sources are expected to provide funds required for current operations, capital expenditures, investments, debt retirements and other capital requirements. The availability and terms under which we have access to external financing depends on a variety of factors, including regulatory approvals, our credit ratings, investors’ judgment of risk and conditions in the overall capital markets, including the condition of the natural gas transportation pipeline and storage industry.

Capital Expenditures

Our capital expenditure needs are reviewed regularly by management and may change significantly as a result of these reviews, which may consider, among other factors, changes in environmental and other rules and regulations; impacts to customer rates; outcomes of regulatory proceedings; changes in income tax laws; general business conditions; system reliability standards; the cost and efficiency of construction labor, equipment and materials; commodity prices; and the cost and availability of capital.

Our historical capital expenditures, which exclude amounts for non-cash equity AFUDC and other non-cash items, are as follows (in millions):

	Three-Month Periods Ended March 31,		Years Ended December 31,
	2022	2021	2021	2020	2019

Natural gas transmission and storage	$6	$4	$10	$110	$92

Other	47	33	348	153	185

Total	$53	$37	$358	$263	$277

Our forecasted capital expenditures, which exclude amounts for non-cash equity AFUDC and other non-cash items, are as follows (in millions):

	Annual Forecast
	2022	2023	2024

Natural gas transmission and storage	$47	$112	$237

Other	203	187	182

Total	$250	$299	$419

Our natural gas transmission and storage capital expenditures primarily include growth capital expenditures related to planned regulated projects. Our other capital expenditures consist primarily of pipeline integrity work, automation and controls upgrades, underground storage, corrosion control, unit exchanges, compressor modifications and projects related to the new Pipeline and Hazardous Materials Safety Administration natural gas storage rules that became effective in March 2020. The amounts also include our asset modernization program, which includes projects for vintage pipeline replacement, compression replacement, pipeline assessment and underground storage integrity.

Material Cash Requirements

The following table summarizes our material cash requirements as of December 31, 2021 (in millions):

	Payments Due by Periods
	2022	2023 - 2024	2025 - 2026	2027 and thereafter	Total

Interest payments on long-term debt(1)	$64	$129	$121	$934	$1,248

Natural gas supply and transportation(1)	41	82	40	—	163

Total cash requirements	$105	$211	$161	$934	$1,411

(1)	Not reflected on the Consolidated Balance Sheets.

In addition, we also have cash requirements that may affect our consolidated financial condition that arise from long-term debt (refer to Note 9), construction and other development costs (refer to Liquidity and Capital Resources included above), operating and finance leases (refer to Note 6), uncertain tax positions (refer to Note 10) and asset retirement obligations (refer to Note 12). Refer, where applicable, to the respective referenced note to the audited Consolidated Financial Statements included elsewhere in this prospectus for additional information.

Regulatory Matters

We are subject to comprehensive regulation. Refer to the “Business—Regulation” section of this prospectus for discussion regarding our general regulatory framework and current regulatory matters.

Environmental Laws and Regulation

We are subject to federal, state and local laws and regulations regarding climate change, air and water quality, emissions performance standards, hazardous and solid waste disposal, protected species and other environmental matters that have the potential to impact our current and future operations. In addition to imposing continuing compliance obligations, these laws and regulations provide regulators with the authority to levy substantial penalties for noncompliance, including fines, injunctive relief and other sanctions. These laws and regulations are administered by various federal, state and local agencies. We believe we are in material compliance with all applicable laws and regulations, although many are subject to interpretation that may ultimately be resolved by the courts. Environmental laws and regulations continue to evolve, and we are unable to predict the impact of the changing laws and regulations on our operations and consolidated financial results.

Refer to the “Business—Regulation—Pipeline Safety Regulation” and “Business—Regulation—Environmental Regulation” sections of this prospectus for further discussion regarding environmental laws and regulations.

Collateral and Contingent Features

Our debt is rated by credit rating agencies. Assigned credit ratings are based on each rating agency’s assessment of our ability to, in general, meet the obligations of our issued debt. The credit ratings are not a recommendation to buy, sell or hold securities, and there is no assurance that a particular credit rating will continue for any given period of time.

We have no credit rating downgrade triggers that would accelerate the maturity dates of outstanding debt, and a change in ratings is not an event of default under the applicable debt instruments.

Inflation

Historically, overall inflation and changing prices in the economies where we operate have not had a significant impact on our consolidated financial results. We primarily operate under cost-of-service based rate structures administered by the FERC. Under these rate structures, we are allowed to include prudent costs in our rates, including the impact of inflation. We attempt to minimize the potential impact of inflation on our operations by employing prudent risk management and hedging strategies and by considering its impact on areas including purchases of energy, operating expenses, materials and equipment costs, contract negotiations, future capital spending programs and long-term debt issuances. There can be no assurance that such actions will be successful.

Critical Accounting Estimates

Certain accounting measurements require management to make estimates and judgments concerning transactions that will be settled several years in the future. Amounts recognized on the Consolidated Financial Statements based on such estimates involve numerous assumptions subject to varying and potentially significant degrees of judgment and uncertainty and will likely change in the future as additional information becomes available. The following critical accounting estimates are impacted significantly by our methods, judgments and assumptions used in the preparation of the Consolidated Financial Statements and should be read in conjunction with our Summary of Significant Accounting Policies included in Note 2 to the audited Consolidated Financial Statements included elsewhere in this prospectus.

Accounting for the Effects of Certain Types of Regulation

We prepare our Consolidated Financial Statements in accordance with authoritative guidance for regulated operations, which recognizes the economic effects of regulation. Accordingly, we defer the recognition of certain costs or income if it is probable that, through the ratemaking process, there will be a corresponding increase or decrease in future regulated rates. Regulatory assets and liabilities are established to reflect the impacts of these deferrals, which will be recognized in earnings in the periods the corresponding changes in regulated rates occur.

We continually evaluate the applicability of the guidance for regulated operations and whether our regulatory assets and liabilities are probable of inclusion in future regulated rates by considering factors such as a change in the regulator’s approach to setting rates from cost-based ratemaking to another form of regulation, other regulatory actions or the impact of competition that could limit our ability to recover our costs. We believe the application of the guidance for regulated operations is appropriate and our existing regulatory assets and liabilities are probable of inclusion in future regulated rates. The evaluation reflects the current political and regulatory climate at the federal level. If it becomes no longer probable that the deferred costs or income will be included in future regulated rates, the related regulatory assets and liabilities will be recognized in net income, returned to customers or re-established as AOCI. Total regulatory assets were $64 million and total regulatory liabilities were $532 million as of December 31, 2021. Refer to Note 7 to the audited Consolidated Financial Statements included elsewhere in this prospectus for additional information regarding our regulatory assets and liabilities.

Impairment of Long-Lived Assets

We evaluate long-lived assets, including property, plant and equipment, for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable or when the assets are being held for sale. Upon the occurrence of a triggering event, the asset is reviewed to assess whether the estimated undiscounted cash flows expected from the use of the asset plus the residual value from the ultimate disposal exceeds the carrying value of the asset. If the carrying value exceeds the estimated recoverable amounts, the asset is written down to the estimated fair value and any resulting impairment loss is reflected on the Consolidated Statements of Operations. The impacts of regulation are considered when evaluating the carrying value of regulated assets.

The estimate of cash flows arising from the future use of an asset, for the purposes of impairment analysis, requires the exercise of judgment. Circumstances that could significantly alter the calculation of fair value or the recoverable amount of an asset may include significant changes in the regulatory environment, the business climate, management’s plans, legal factors, market price of the asset, the use of the asset or the physical condition of the asset, future market prices, competition and many other factors over the life of the asset. Any resulting impairment loss is highly dependent on the underlying assumptions and could significantly affect our results of operations.

Income Taxes

In determining our income taxes, management is required to interpret complex income tax laws and regulations, which includes consideration of regulatory implications imposed by the FERC. Our income tax returns are subject to continuous examinations by federal, state and local income tax authorities that may give rise to different interpretations of these complex laws and regulations. Due to the nature of the examination process, it generally takes years before these examinations are completed and these matters are resolved. We recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the Consolidated Financial Statements from such a position are measured based on the largest benefit that is more-likely-than-not to be realized upon ultimate settlement. Although the ultimate resolution of our federal, state and local income tax examinations is uncertain, we believe we have made adequate provisions for these income tax positions. The aggregate amount of any additional income tax liabilities that may result from these examinations, if any, is not expected to have a material impact on our consolidated financial results. Refer to Note 10 to the audited Consolidated Financial Statements included elsewhere in this prospectus for additional information regarding income taxes.

It is probable that we will continue to pass income tax benefits and expense related to the federal tax rate change from 35% to 21% as a result of 2017 Tax Reform, certain property-related basis differences and other various differences on to our customers. As of December 31, 2021, these amounts were recognized as a net regulatory liability of $391 million and will be included in regulated rates when the temporary differences reverse.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Our Consolidated Balance Sheets include assets and liabilities with fair values that are subject to market risks. Our significant market risks are primarily associated with commodity prices, interest rates and the extension of credit to counterparties with whom we transact. The following discussion addresses the significant market risks associated with our business activities. We have established guidelines for credit risk management. Refer to Note 2 to the audited Consolidated Financial Statements included elsewhere in this prospectus for additional information regarding contracts accounted for as derivatives.

Commodity Price Risk

We are exposed to the impact of market fluctuations in commodity prices. We are principally exposed to natural gas market fluctuations primarily through fuel retained and used during the operation of the pipeline system as well as lost and unaccounted for gas. We are exposed to the risk of fuel retention, meaning customers have a fixed fuel retention percentage assessed on transportation and storage quantities, and the pipeline bears the risk of under-recovery and benefits from any over-recovery of volumes. Commodity prices are subject to wide price swings as supply and demand are impacted by, among many other unpredictable items, weather, market liquidity, facility availability, customer usage, storage and transportation constraints. We do not engage in proprietary trading activities. To mitigate a portion of our commodity price risk, we use commodity derivative contracts, which may include forwards, futures, options, swaps and other agreements, to effectively secure future supply quantities or sell future supply quantities generally at fixed prices. We do not hedge all of our commodity price risk, thereby exposing the unhedged portion to changes in market prices.

Interest Rate Risk

We are exposed to interest rate risk on our outstanding variable-rate short- and long-term debt and future debt issuances. We manage our interest rate risk by limiting our exposure to variable interest rates primarily through the issuance of fixed-rate long-term debt and by monitoring market changes in interest rates. As a result of the fixed interest rates, our fixed-rate long-term debt does not expose us to the risk of loss due to changes in market interest rates. Additionally, because fixed-rate long-term debt is not carried at fair value on the Consolidated Balance Sheets, changes in fair value would impact earnings and cash flows only if we were to reacquire all or a portion of these instruments prior to their maturity. The nature and amount of our short- and long-term debt can be expected to vary from period to period as a result of future business requirements, market conditions and other factors. Refer to Note 9 to the audited Consolidated Financial Statements included elsewhere in this prospectus for additional discussion of our long-term debt.

As of December 31, 2021 and 2020, we had short-term variable rate obligations totaling $68 million and $81 million, respectively, that exposed us to the risk of increased interest expense in the event of increases in short-term interest rates. If variable interest rates were to increase by 10% from December 31 levels, it would not have a material effect on our annual interest expense. The carrying value of the variable-rate obligations approximates fair value as of December 31, 2021 and 2020.

Credit Risk

We are exposed to counterparty credit risk associated with natural gas transportation and storage service contracts with utilities, natural gas producers, power generators, industrials, energy marketing companies, financial institutions and other market participants. Credit risk may be concentrated, (i) to the extent our counterparties have similar economic, industry or other characteristics, and (ii) due to direct and indirect relationships among the counterparties. Before entering into a transaction, we analyze the financial condition of each wholesale counterparty, establish limits on the amount of unsecured credit to be extended to each counterparty and evaluate the appropriateness of unsecured credit limits on an ongoing basis. To further mitigate counterparty credit risk, we obtain third-party guarantees, letters of credit, financial guarantee bonds or cash deposits as appropriate. If required, we exercise rights under these arrangements, including calling on the counterparty’s credit support arrangement.

Our gross credit exposure for each counterparty is calculated as outstanding receivables plus any unrealized on- or off-balance sheet exposure, taking into account contractual netting rights. Gross credit exposure is calculated prior to the application of collateral. As of December 31, 2021, our credit exposure totaled $40 million. Of this amount, investment grade counterparties, including those internally rated, represented 92%, and no single counterparty, whether investment grade or non-investment grade, exceeded $6 million of exposure.

BUSINESS

Background

We are a natural gas transmission and storage company that owns and operates a FERC-regulated interstate natural gas pipeline system located across Maryland, New York, Ohio, Pennsylvania, Virginia and West Virginia and one of the nation’s largest underground natural gas storage systems located across New York, Pennsylvania and West Virginia.

We became an indirect wholly owned subsidiary of BHE on November 1, 2020, when BHE completed its acquisition of substantially all the natural gas transmission and storage business of DEI, including EEGH, in the GT&S Transaction. EEGH continues to hold 100% of our outstanding common stock. In November 2020, shortly after BHE acquired us as a part of the GT&S Transaction, we changed our name from Dominion Energy Transmission, Inc. to Eastern Gas Transmission and Storage, Inc. and EEGH changed its name from Dominion Energy Gas Holdings, LLC to Eastern Energy Gas Holdings, LLC. DEI acquired us as part of its merger with the Consolidated Natural Gas Company in 2000; at that time, we were named CNG Transmission Corporation. Portions of our assets were initially developed by predecessors in interest of Consolidated Natural Gas, namely Hope Natural Gas Company (originally a subsidiary of Standard Oil Company) and New York State Natural Gas Company.

BHE is a holding company that owns a highly diversified portfolio of locally managed and operated businesses principally engaged in the energy industry. BHE is a consolidated subsidiary of Berkshire Hathaway. As of March 31, 2022, Berkshire Hathaway owned 91% of BHE’s voting common stock.

Our Business

We operate an interstate natural gas transmission pipeline, consisting of approximately 3,900 miles of natural gas transmission and storage pipelines across six states within or adjoining the Mid-Atlantic region. Our extensive pipeline system, which is interconnected with many interstate and intrastate pipelines in the national pipeline grid system, is well-positioned as a critical link among Marcellus and Utica supply basins and key demand markets in the Northeast and Mid-Atlantic regions. Our South Point hub is historically the most liquid natural gas trading point in the United States. We also operate one of the nation’s largest underground natural gas storage systems, which is located across three Mid-Atlantic states and consists of 17 underground storage fields. Provided below is a map indicating the geographic reach of our pipeline and storage assets.

(1)

Cove Point LNG, LP (“Cove Point”) is a liquified natural gas export, import and storage facility. EEGH, our parent company, indirectly owns a 25% limited partnership interest and a 100% general partnership interest in Cove Point through one of its affiliates. We operate the interstate pipeline portion of Cove Point but have no ownership interests in Cove Point. Along with other unrelated interstate pipelines, we transport natural gas to Cove Point for liquefaction and receive regasified LNG from Cove Point for transportation to the interstate pipeline grid and Mid-Atlantic markets.

We serve a broad mix of customers, including end-use utilities, electric power generators, commercial and industrial users, producers and marketers of natural gas, and interstate and intrastate pipelines. We generate revenue primarily from services that involve the transportation and storage of natural gas. In 2021, we delivered over 1.4 Tcf of natural gas to our customers.

During the three months ended March 31, 2022 and the year ended December 31, 2021, our regulated revenue accounted for approximately 95% and 92%, respectively, of our total operating revenue. Approximately 91% and 86% of our total regulated revenue for the three months ended March 31, 2022 and the year ended December 31, 2021, respectively, was generated from reservation demand charges under firm transportation and storage contracts and the balance from usage charges based on volumes transported or stored. Reservation demand charges are required to be paid regardless of volumes transported and stored.

Our transportation and storage rates are cost-based. These rates are designed to provide us with an opportunity to recover our costs of providing service and earn a reasonable return on our investments. During the three months ended March 31, 2022 and the year ended December 31, 2021, approximately 78% and 70%, respectively, of our regulated revenue was generated from transportation services. During the three months ended March 31, 2022 and the year ended December 31, 2021, approximately 22% and 23%, respectively, of our regulated revenue was generated from storage services.

Operating revenue for the three months ended March 31, 2022 and 2021 and the years ended December 31, 2021, 2020 and 2019 was as follows (in millions):

	Three Months Ended March 31,		Year ended December 31,
	2022	2021	2021	2020	2019

	(unaudited)
Regulated:
Gas transportation	$165	$159	$574	$583	$606
Gas storage	47	48	188	191	192
Wholesale	—	17	57	41	6

Total regulated	212	224	819	815	804
Management service and other revenues(1)	18	18	73	100	176

Total Customer Revenue	230	242	892	915	980
Other revenue(2)	(7)	(1)	(1)	1	1

Total operating revenue	$223	$241	$891	$916	$981

(1)

Management service and other revenues primarily include fees we receive for providing services to DEI and its affiliates in connection with the cancelled Atlantic Coast Pipeline project, as described under “—The Cancelled Atlantic Coast Pipeline Project,” and to our affiliate, Eastern Gathering and Processing, Inc.

(2)

Other revenue consists primarily of revenue recognized in accordance with Accounting Standards Codification 815, “Derivatives and Hedging” and includes unrealized gains and losses for derivatives not designated as hedges related to natural gas sales contracts.

Except for quantities of natural gas owned and managed for operational and system balancing purposes, we do not own the natural gas that is transported through our system. The sale of natural gas to third parties primarily for operational and system balancing purposes, which is reflected in our wholesale regulated revenue, accounts for most of our remaining regulated revenue.

Our natural gas transportation and storage services are regulated by the FERC, which administers the NGA. Our revenue from providing services is primarily based upon rates established by the FERC including negotiated, firm and interruptible fee-based contractual arrangements. Our FERC-approved tariff sets forth the rates we may charge for our natural gas transportation and storage services. These rates are designed to provide us with an opportunity to recover our costs of providing services and to earn a reasonable return on our investments as determined pursuant to the FERC’s rules and regulations. See “—Regulation.”

Seasonality Impact on our Business

Generally, the demand for gas peaks during the winter months to meet heating needs; however, seasonal fluctuations do not have a material impact on earnings as our revenues are primarily derived from reservation demand charges for firm transportation and storage services as provided for in our FERC-approved tariffs. Reservation demand charges are required to be paid regardless of volumes transported or stored.

Our Business Strategy

Our primary business strategy emphasizes the continued safe and efficient delivery of natural gas transportation and storage services, focusing on customer service and operational safety. We also strive to grow our business by enhancing our assets and developing infrastructure, modernization and growth projects that support existing and new customers in the Northeast and Mid-Atlantic regions. For 2022 to 2024, we plan to devote almost $1.0 billion of capital expenditures for infrastructure modernization and growth projects in order to upgrade and maintain the safety and reliability of our system and to respond to market opportunities. We intend to execute our strategy by maintaining a capital structure that balances our outstanding debt and equity in a manner that will continue to support strong investment grade credit ratings. See “—Our Assets and Operations—Growth and Maintenance Projects” for more information.

Our Assets and Operations

Transmission System

Our pipeline system consists of approximately 3,900 miles with an aggregate design capacity of 9.9 Bcf per day. Our annual throughput for the years ended December 31, 2021, 2020 and 2019 was 1,523 million Dth, 1,514 million Dth and 1,302 million Dth, respectively.

Approximately 78% and 71% of our regulated revenue was derived from transportation contracts for the three months ended March 31, 2022 and 2021, respectively, and approximately 70%, 72% and 75% of such revenue was derived from transportation contracts for the years ended December 31, 2021, 2020 and 2019, respectively.

Our pipeline system is configured with approximately 270 active receipt and delivery points interconnected with many interstate and intrastate pipelines in the national pipeline grid system. Direct access to supply is also available from producers in the Marcellus and Utica basins, as well as conventional production in the vicinity of our pipelines. Indirect access to natural gas supplies is available through interconnecting pipelines from multiple major supply basins, including the Gulf Coast, Rockies and Canadian supply areas; we also provide service to indirect markets through interconnecting pipeline services. As noted below, our transmission assets are also strengthened by interconnection with substantial natural gas storage capabilities. This combination of on-system supply diversity, access to both stable and growing production areas, interconnection with varied consuming markets and robust infrastructure provides significant flexibility to our system operations and for our customers.

Storage System

Our storage services are provided through our operation of one of the nation’s largest underground natural gas storage systems, which is located across three Mid-Atlantic states and consists of 17 underground storage fields. The storage fields are operated on an integrated basis, in close conjunction with and dependent upon our reticulated pipeline network. We have a total storage capacity of over 420 Bcf, of which approximately 306 Bcf relates to natural gas storage capacity that we own. We also operate 88 storage and transmission compressor stations with an aggregate of 846,134 horsepower. Among other attributes, these storage facilities provide operational flexibility for the daily balancing of our system and enable our customers to meet their winter peaking and year-round requirements for natural gas.

Approximately 22% and 21% of our regulated revenue was derived from storage contracts for the three months ended March 31, 2022 and 2021, respectively, and approximately 23%, 23% and 24% of such revenue was derived from storage contracts for the years ended December 31, 2021, 2020 and 2019, respectively.

Growth and Maintenance Projects

We continue to engage in a number of growth projects intended to provide either an outlet for production in the Marcellus and Utica basins or to meet the increasing need for reliable, competitively-priced natural gas supply for power generation and home heating. Our competitively priced transportation service provides an outlet for regional natural gas producers to deliver through our system to reach peak demand centers. With growing demand for electric power (including from combined-cycle gas fired generation plants), coupled with governmental measures and incentives to generate power using fuels with lower emissions, we believe there is likely to be a continuous need for our storage and transportation services in the foreseeable future.

In addition to these growth projects, we also engage in maintenance projects on existing assets, including projects intended to ensure our system’s integrity and reliability through corrosion control, emergency shutdown systems, compressor modifications and pipeline safety enhancements. We believe our system is well maintained as a result of our focused, ongoing maintenance program. We update our risk management plan annually, following that plan to identify and quantify risks to our physical assets and to optimize and coordinate our maintenance investments. Pipeline conditions are evaluated according to risk and consequence criteria, and pipelines located near metropolitan areas where internal pipeline analysis instruments cannot be used receive special evaluation. Pipeline integrity projects are then scheduled to minimize cost and customer disruption, while maintaining safety standards. Program managers with technical expertise manage capital spending in this area.

Our capital spending for infrastructure modernization and growth projects was $358 million, $263 million and $277 million for the years ended December 31, 2021, 2020 and 2019, respectively. For 2022 to 2024, we plan to devote almost $1.0 billion of capital expenditures for infrastructure modernization and growth projects in order to upgrade and maintain the safety and reliability of our system and to respond to market opportunities.

In 2020, we constructed new facilities to provide an outlet for production from the western Pennsylvania area to Ohio (the “Tri-west Project”). The Tri-west Project was brought online in September 2020 and added 120,000 Dth per day of incremental capacity.

We received FERC authorization in December 2019 to construct new facilities to provide approximately 150,000 Dth per day of firm transportation services from Pennsylvania to Ohio for delivery to a proposed combined-cycle, natural gas-fired electric power generation facility to be located in Columbiana County, Ohio (the “West Loop Project”). On June 9, 2021, we received approval from the FERC to commence service of the West Loop Project. The West Loop Project was placed in-service in July 2021 at a cost of $52 million.

In October 2020, we entered into a binding agreement to add 25,000 Dth per day of incremental capacity to serve power generation load in Virginia (the Mid-Atlantic Cooler or “MAC Project”). In April 2021, we filed an application to request FERC authorization, under the NGA, to construct, operate and maintain the project facilities, which are expected to be in-service by the end of 2022. Capital expenditures for the MAC Project are expected to be approximately $30 million.

Nature of Our Contracts

Our revenues primarily result from rates established by the FERC. Revenues derived from our pipeline operations are primarily from reservation demand charges for firm transportation and storage services as provided for in our FERC-approved tariffs. Reservation demand charges are required to be paid regardless of volumes transported or stored. Profitability depends on our ability, through the rates we are permitted to charge, to recover costs and earn a reasonable return on our capital investments. For the three months ended March 31, 2022 and 2021, approximately 97% and 95%, respectively, and for the years ended December 31, 2021, 2020 and 2019, approximately 96%, 96% and 97%, respectively, of our transportation and storage revenue was based on reservation demand charges.

Although we have established maximum rates for interstate transportation and storage services as required by the FERC, we are authorized to enter into negotiated rate agreements with our customers, including discounted rates. Under FERC policy, a regulated service provider and a customer may mutually agree to sign a contract for service at a “negotiated rate” which may be above or below the FERC regulated, cost-based recourse rate for that service. These “negotiated rate” contracts are not generally subject to adjustment for increased costs which could be produced by inflation or other factors relating to the specific facilities being used to perform the services. For the three months ended March 31, 2022 and 2021, approximately 4% and 4%, respectively, and for the years ended December 31, 2021, 2020 and 2019, approximately 4%, 5% and 2%, respectively, of our transportation and storage revenue was sold at a discount.

Most of our capacity is committed to customers under firm transportation and storage contracts. As of both March 31, 2022 and December 31, 2021, approximately 74% of our revenue generated from transportation agreements and 26% of our revenue generated from storage agreements were from long-term contracts with terms of 2 years or greater. The weighted average remaining contract term for our transportation and storage contracts was 6.0 years and 4.5 years, respectively, as of March 31, 2022 and 6.1 years and 3.8 years, respectively, as of December 31, 2021.

Some transportation and storage contracts have terms of one year or less in duration and include seasonal and evergreen contracts. These are predominantly 7C contracts which roll from year to year or long-term agreements that have been permanently released to third parties. These short-term contracts represented less than 1% of our revenue generated from transportation agreements as of both March 31, 2022 and December 31, 2021. Our evergreen storage contracts represented approximately 21% of our revenue generated from storage agreements as of both March 31, 2022 and December 31, 2021.

Markets and Customers

We provide services primarily to LDCs and electric power generators, but also serve numerous commercial and industrial customers, producers and marketers of natural gas, and interstate and intrastate pipelines. For the year ended December 31, 2021, our two largest customers accounted for 7% and 5%, respectively (8% and 5%, respectively, for the three months ended March 31, 2022), of our total firm transportation and storage revenue, and our top 15 customers, nine of which are utilities, accounted for 54% (52% for the three months ended March 31, 2022) of our total firm transportation and storage revenue. As of December 31, 2021, approximately 61% of our revenue generated from transportation contracts comes from transportation contracts that extend beyond 2023, with roughly 43% extending beyond 2029.

For the year ended December 31, 2021, our transportation revenue accounted for 70% of our regulated revenue; of which, 41% came from LDCs, 31% from gas producers and the remainder from marketers, pipelines, power generation and industrials. Approximately 23% of our regulated revenue for the year ended December 31, 2021 was attributable to our storage contracts, of which 77% came from LDCs, 18% from pipelines and the remainder from marketers, natural gas producers and power generators.

Before entering into a transaction, we analyze the financial condition of each significant wholesale counterparty, establish limits on the amount of unsecured credit to be extended to that party and evaluate the appropriateness of unsecured credit limits on an ongoing basis. To further mitigate wholesale counterparty credit risk, we may enter into netting and collateral arrangements that may include margining and cross-product netting agreements and obtain third-party guarantees, letters of credit or cash deposits. If required, we may exercise our rights under these arrangements, including calling on the counterparty’s credit support arrangement. The forms of credit that may be applied to customers for service from existing FERC-jurisdictional facilities are also governed by the terms of our FERC-approved tariff.

For customers that lack creditworthiness or in order to provide protection against credit risk, and as permitted by the terms of our tariff, we have required certain customers to provide cash deposits, letters of credit or other security acceptable to us. The credit requirements for such customers who are not deemed to be creditworthy typically range from one- to three-times the annual transportation service reservation charges for which the customer is responsible.

The Cancelled Atlantic Coast Pipeline Project

In December 2014, Dominion Atlantic Coast Pipeline, LLC (a subsidiary of DEI) entered into a joint venture with a subsidiary of Duke Energy Corporation and other entities to construct and operate the Atlantic Coast Pipeline. The Atlantic Coast Pipeline project involved construction of an approximately 600-mile natural gas pipeline, from West Virginia through Virginia to North Carolina. We entered into a precedent agreement with ACP for the Supply Header Project, which contemplated that we would expand our network to provide approximately 1,500,000 Dth per day of firm transportation service from our highly-liquid South Point to an interconnection with the Atlantic Coast Pipeline in Wetzel County, West Virginia. We also entered into a construction, operation and maintenance agreement (“COMA”) with respect to the Atlantic Coast Pipeline. Neither we nor BHE have any ownership interest in the Atlantic Coast Pipeline today. By agreement dated October 20, 2020, we assigned the COMA to Dominion Atlantic Coast Pipeline, LLC.

A series of legal challenges to the project’s federal and state permits caused significant project cost increases and timing delays. Citing litigation risk, among other continuing execution risks, ACP announced the cancellation of the Atlantic Coast Pipeline project in July 2020. As a result of the cancellation of the Atlantic Coast Pipeline project, we recorded a charge of $463 million ($346 million after-tax) for the year ended December 31, 2020 associated with the probable abandonment of a significant portion of the Supply Header Project, as well as the establishment of a $46 million asset retirement obligation. As we evaluate the future use of the Supply Header Project, we continue to reflect $40 million of capitalized expenditures within property, plant and equipment for potential future use.

In connection with the GT&S Transaction, BHE GT&S, LLC, the parent company of EEGH, entered into a transition services agreement pursuant to which it agreed to provide, through us, certain administrative services to DEI and its affiliates in connection with its remaining obligations under the COMA, including assistance in obtaining necessary regulatory approvals, meeting regulatory and other requirements, and termination of commercial contracts for the abandoned project. In connection with transition services related to the Atlantic Coast Pipeline project, we have earned fees totaling less than $1 million and $3 million for the three months ended March 31, 2022 and 2021, respectively, and $4 million, $47 million and $103 million for the years ended December 31, 2021, 2020 and 2019, respectively.

Competition

Natural gas pipelines compete on the basis of cost, flexibility, reliability of service and overall customer service, with the customer’s decision being made primarily on the basis of delivered price, which includes both the natural gas commodity cost and transportation costs. Natural gas pipelines also compete with midstream operators and gas marketers seeking to provide or arrange transportation, storage and other services to meet customer needs. Natural gas competes with alternative energy sources, including coal, nuclear energy, wind, geothermal, solar and fuel oil and the electricity generated from these alternative energy sources. Legislation and governmental regulations, weather, futures markets, production costs and other factors beyond our control influence the price of the natural gas commodity. Additionally, natural gas demand could be adversely affected by laws mandating or encouraging renewable power sources that produce fewer direct GHG emissions than natural gas.

We generate a substantial portion of our revenue from long-term firm contracts for transportation and storage services and are therefore insulated from competitive factors during the terms of the contracts. When these long-term contracts expire, we face competitive pressures from other natural gas pipeline facilities. Our ability to extend existing customer contracts, remarket expiring contracted capacity or market new capacity is dependent on competitive alternatives, the regulatory environment and the market supply and demand factors at the relevant dates these contracts are eligible to be renewed or extended. The duration of new or renegotiated contracts will be affected by current commodity and transportation prices, competitive conditions and customers’ judgments concerning future market trends and volatility.

Subject to regulatory requirements, we generally attempt to recontract or remarket our capacity at the maximum rates allowed under our tariff, although at times we discount these rates to remain competitive. For the three months ended March 31, 2022 and 2021, approximately 4% and 4%, respectively, and for the years ended December 31, 2021, 2020 and 2019, approximately 4%, 5% and 2%, respectively, of our transportation and storage revenue was sold at a discount. Our existing contracts mature at various times and in varying amounts of entitlement. We plan to attempt to renew contracts at existing volumes and rates. We manage our re-contracting process to mitigate the risk of a significant negative impact on operating revenue.

Historically, we have been able to provide competitively priced services because of access to relatively low cost supply basins, cost control measures and the relatively high level of firm entitlement that is sold on an annual basis, which lowers the per unit cost of transportation. To date, we have avoided significant pipeline system bypasses.

We need to compete aggressively to serve existing load and add new load. We have been successful in competing for a significant amount of the increased demand related to the construction of new generating facilities and other industrial plants, as well as to a lesser extent residential and commercial needs. The growth related to utilities has historically been driven by population growth and increased commercial and industrial needs.

We compete with many interstate pipeline companies, including: Columbia Gas Transmission Pipeline, Millennium Pipeline, National Fuel Pipeline, NEXUS, Rockies Express Pipeline, Rover Gas Transmission, Transcontinental Pipeline, Texas Eastern Transmission, and Tennessee Gas Pipeline.

Our attractive competitive position relative to other pipelines in the Northeast and Mid-Atlantic markets is reinforced each winter as customers expect, and have received, reliable deliveries of natural gas for their critical markets. Unlike other pipelines that only access one supply area, our reticulated pipeline system provides customers flexibility to access multiple supply basins and our South Point hub, the Appalachian pricing benchmark, which allows customers the ability to obtain reliable supplies at competitive prices. In addition, key competing pipelines have experienced integrity- or operating-related system constraints in recent years; by contrast, the EGTS system has continually met all firm contract obligations. The benefits of our system are particularly demonstrated during extreme winter conditions, such as the polar vortex of 2013-2014, severe cold weather that impacted our operating area in January 2019 and the polar vortex in February 2021. During these periods of high market demand, customers received all scheduled deliveries, without interruption, due in part to our extensive, reticulated pipeline system and rigorous maintenance practices.

Human Capital

As of December 31, 2021, we had approximately 1,300 full-time employees. As of December 31, 2021, approximately 600 employees were covered by a union contract with the Utility Workers Union of America. We are committed to attracting, retaining and developing the highest quality of employees; maintaining a safe, diverse and inclusive work environment; offering competitive compensation and benefit programs; and providing employees with opportunities for growth and development.

Safety and security are integral to our culture and will always be among our top priorities. Our safety, cyber and physical security programs are built on personal ownership, compliance with standards, accountability for performance, and continuous improvement. We provide best-in-class training to ensure that all employees understand the risks and have thorough and specific knowledge to protect themselves, their co-workers and our assets, information and operations. We use the recordable incident rate (defined as the number of work-related injuries per 100 full-time workers during a one-year period) to measure employee safety. As of March 31, 2022 and December 31, 2021, our recordable incident rate was 0.31 and 0.23 per 200,000 hours worked, respectively.

Our commitment to employees is further demonstrated through competitive compensation and benefits and by providing opportunities for personal growth and career development. In addition to market-based salary, our compensation packages include incentive programs to recognize and reward outstanding performance. Our benefits programs are designed to meet the diverse needs of employees and their families and include, among other benefits:

•	A comprehensive and flexible benefits package that includes medical, dental and vision coverage; employee assistance programs; pre-tax flexible spending accounts; and adoption assistance;

•	Income protection that includes options for short- and long-term disability coverage and life insurance;

•	Retirement planning that includes a retirement savings plan 401(k) and a variety of employee and employer contribution and matching options;

•	Family Medical Leave as well as paid time off and holiday benefits; and

•	Career development opportunities that provide access to a variety of learning programs and career development support, including tuition reimbursement.

Legal Proceedings

We are party to a variety of legal actions arising out of the normal course of business. Plaintiffs occasionally seek punitive or exemplary damages. We do not believe, but cannot guarantee, that such normal and routine litigation will have a material adverse impact on our financial results or our ability to service the Exchange Notes. See also “Regulation.”

Regulation

Interstate Pipeline Regulation

Our natural gas transportation and storage services are regulated by the FERC, pursuant to the NGA. Under this authority, the FERC regulates (a) rates, charges, terms and conditions of service and (b) the construction and operation of interstate pipelines, storage and related facilities, including the extension, expansion or abandonment of such facilities. We hold certificates of public convenience and necessity issued by the FERC, which authorizes us to construct, operate and maintain our pipeline and related facilities and to provide our services.

FERC regulations allow us to charge approved rates for the services set forth in our FERC-approved tariff. Generally, these rates are a function of the cost of providing services to customers, including prudently incurred operations and maintenance expenses, taxes, depreciation and amortization and a reasonable return on invested capital. Our tariff rates are developed under a “straight fixed-variable” rate design methodology whereby substantially all fixed costs, including a return on invested capital and income taxes, are collected through reservation charges, which are paid by firm transportation and storage customers regardless of volumes shipped. Commodity charges, which are paid only with respect to volumes actually shipped, are designed to recover the remaining variable costs. We also hold authority to negotiate rates for our services, subject to requirements to offer cost-based rate alternatives, and to file those negotiated rates with the FERC.

Our rates are subject to change in future general rate proceedings. Rates for natural gas pipelines are changed by filings under either Section 5 or Section 4 of the Natural Gas Act. Section 5 proceedings are initiated by the FERC itself or upon complaint by the pipeline’s customers or interested State regulatory commission for a potential reduction to rates that the FERC finds are no longer just and reasonable. In a Section 5 proceeding, the FERC has the burden of demonstrating that the currently effective rates of the pipeline are no longer just and reasonable, and of establishing just and reasonable rates. Any rate decrease as a result of a Section 5 proceeding is implemented prospectively upon the issuance of a final FERC order adopting the new just and reasonable rates. Section 4 rate proceedings are initiated by the natural gas pipeline, which must demonstrate that the new proposed rates are just and reasonable. The new rates as a result of a Section 4 proceeding are typically implemented six months after the Section 4 filing if higher than prior rates and are subject to further proceedings and refund upon issuance of a final order by the FERC.

FERC-regulated natural gas transportation companies may not grant undue preference to any customer or engage in undue discrimination. FERC regulations require that certain information, including available capacity and contractual terms, be made public for market access through standardized internet websites. These regulations also restrict each pipeline’s marketing affiliates’ access to certain non-public information that could affect price or availability of service.

In September 2021, we filed a general rate case for our FERC-jurisdictional services, with proposed rates to be effective November 1, 2021. Our previous general rate case was settled in 1998. We proposed an annual cost-of-service of approximately $1.1 billion, and requested increases in various rates, including general system storage rates by 85% and general system transportation rates by 60%. In October 2021, the FERC issued an order that accepted the November 1, 2021 effective date for certain changes in rates, while suspending the other changes for five months following the proposed effective date, until April 1, 2022, subject to refund and the outcome of hearing procedures. In June 2022, the parties reached an agreement in principle and the litigation procedural schedule was ordered held in abeyance for 90 days to enable the parties to finalize a settlement. The settlement is expected to be filed by September 30, 2022.

In February 2022, the FERC updated its certificate policy that guides the authorization of natural gas projects and issued an interim policy providing guidance on how the FERC will review a natural gas project for its impact on climate change. The policies apply to pending and future natural gas projects. Generally, the FERC will require an Environmental Impact Statement for nearly all natural gas projects it reviews, encouraging environmental impact mitigation, will incorporate further analysis with respect to environmental justice and will require a greater showing of need for a project, particularly in the event the project is for service to an affiliate.

Pipeline Safety Regulation

Our interstate natural gas pipelines are also subject to regulations administered by the Office of Pipeline Safety within the Pipeline and Hazardous Materials Safety Administration (“PHMSA”), an agency within the DOT. Federal pipeline safety regulations are issued pursuant to the Natural Gas Pipeline Safety Act of 1968, as amended (the “NGPSA”), which establishes safety requirements relating to the design, construction, operation and maintenance of interstate natural gas facilities, and requires an entity that owns or operates pipeline facilities to comply with such plans. Major amendments to the NGPSA include the Pipeline Safety Improvement Act of 2002 (“2002 Act”), the Pipeline Inspection, Protection, Enforcement and Safety Act of 2006 (“2006 Act”), the Pipeline Safety, Regulatory Certainty, and Job Creation Act of 2011 (“2011 Act”), the Protecting Our Infrastructure of Pipelines and Enhancing Safety Act of 2016 (“2016 Act”) and the Protecting Our Infrastructure of Pipelines and Enhancing Safety Act of 2020 (“2020 Act”).

The 2002 Act imposed major new requirements in the areas of operator qualification, risk analysis and integrity management. The 2002 Act also mandated more frequent periodic inspection or testing of natural gas pipelines in high-consequence areas, which are locations where the potential consequences of a natural gas pipeline incident may be significant or may do considerable harm to persons or property. Pursuant to the 2002 Act, the DOT promulgated new regulations that require natural gas pipeline operators to develop comprehensive integrity management programs, to identify applicable threats to natural gas pipeline segments that could impact high-consequence areas, to assess these segments for the applicable threats, and to provide ongoing mitigation and monitoring. The regulations require recurring inspections of high consequence area segments every seven years after the initial baseline assessment. Additionally, a primary focus of the 2006 Act was to prevent excavation damage to pipelines through the enhanced use and improved enforcement of state “One-Calls.”

The 2006 Act required pipeline operators to institute human factors management plans for personnel employed in pipeline control centers. DOT regulations published pursuant to the 2006 Act required development and implementation of written control room management procedures.

The 2011 Act was a response to pipeline incidents, most notably the San Bruno natural gas pipeline explosion that occurred in September 2010 in California. The 2011 Act increased the maximum allowable civil penalties for violations, directed operator assistance for Federal authorities conducting investigations and authorized the DOT to hire additional inspection and enforcement personnel. The 2011 Act also directed the DOT to study the definition of high-consequence areas, the use of automatic shutoff valves in high-consequence areas, expansion of integrity management requirements and cast iron pipe replacement. After completing those studies, the PHMSA issued a final rule amending certain of its regulations in October 2019. The primary changes include definition of moderate consequence areas (“MCAs”) and the expansion of mandatory pipeline integrity assessments in MCAs and Class 3 and 4 areas and the requirement for pipeline operators to reconfirm maximum allowable operating pressures. Pipeline operators were required to develop and document assessment procedures for completing affected locations by mid-2021, complete 50% of the required integrity testing by 2028 and complete remaining testing by 2035. We have identified and risk-ranked our facilities within MCAs and Class 3 areas and met the 2021 MAOP reconfirmation plan development requirements.

The 2016 Act required the PHMSA to set federal minimum safety standards for underground natural gas storage facilities and created ‘emergency order’ authority. In February 2020, the PHMSA issued a final rule, effective March 2020, regarding underground natural gas storage facilities that incorporates by reference the American Petroleum Institute’s Recommended Practice No. 1171, “Functional Integrity of Natural Gas Storage in Depleted Hydrocarbon Reservoirs and Aquifer Reservoirs.” The February 2020 rule also clarifies certain aspects of the standard and defines regulatory completion dates for underground storage facility risk assessments. All of our underground natural gas storage fields are subject to this regulation; there has not been significant impact in complying with this rule.

The 2020 Act, enacted on December 27, 2020, updates the 2016 Act and funds the PHMSA through 2023. The 2020 Act updates methane leak detection and repair requirements and provides for additional pipeline inspection and enforcement personnel. On June 7, 2021, the PHMSA issued an advisory bulletin reminding pipeline operators to comply with Section 114 of the 2020 Act by updating inspection and maintenance plans to identify procedures for preventing and mitigating releases of natural gas, including intentional releases (venting) during normal operations. Operators must also revise plans to address the replacement or remediation of pipelines made from certain legacy materials that are known to cause a disproportionately large share of methane leaks. The advisory bulletin required that the revisions be completed by December 27, 2021. We have met these obligations and PHMSA recently completed an audit of these procedure modifications with no findings

The DOT and related state agencies routinely audit and inspect pipeline facilities for compliance with their regulations. We conduct internal audits of our facilities every year. We also conduct preliminary audits in advance of agency audits. Compliance issues that arise during these audits or during the normal course of business are addressed on a timely basis. We believe that our pipeline system complies in all material respects with the NGPSA and with DOT regulations.

In addition, while states are largely preempted by federal law from regulating pipeline safety for interstate pipelines, most are certified by the PHMSA to assume responsibility for enforcing federal intrastate pipeline regulations and inspection of intrastate pipelines. Our pipeline may be subject to these state pipeline regulations. In practice, states may vary considerably in their authority and capacity to address pipeline safety. Historically, our pipeline-safety compliance costs have not had a material adverse effect on our operations; however, there can be no assurance that such costs will remain immaterial in the future.

Environmental Regulation

We are subject to federal, state and local environmental laws and regulations regarding air emissions, water usage, monitoring and discharges, aboveground and underground storage tanks, natural resources and waste management and disposal. Other provisions of environmental law and regulation address unplanned events, such as spills, releases and emergency response and remediation of historical releases or asbestos-containing materials, naturally-occurring radioactive material and polychlorinated biphenyls. Environmental laws and regulations also impose obligations regarding permitting, record-keeping, reporting and periodic certifications, along with routine and periodic inspections and audits. Planned modifications to facilities are evaluated beforehand to address applicable environmental requirements. Operations are also planned and conducted considering appropriate best management practices, pollution prevention and waste minimization programs, risk management, community emergency planning and communication, public and conservation interests, the protection of endangered species and wetlands, security concerns and, in all instances, safety. We believe our natural gas transportation and storage services are currently in material compliance with all applicable federal, state and local environmental laws and regulations.

Compliance obligations can result in significant costs to install and maintain pollution controls, fines or penalties resulting from any failure to comply, and potential limitations on our operations. In addition, these obligations add substantial costs and time to the construction of new natural gas infrastructure. The intricate and dynamic nature of environmental requirements and the complex approvals required prior to construction, as well as potential public or local opposition afforded by the permitting process, create a risk of expensive delays or material impairment of project value if projects cannot be developed or function as planned. Existing regulations may be revised, new regulations may be adopted or become applicable to us in a manner that could have an adverse impact on our capital or operating expenses or operations.

Increased attention to climate change has resulted in significant Federal and state-level measures being proposed to regulate emissions of GHGs such as carbon dioxide (a byproduct of burning fossil fuels) and methane (the primary component of natural gas). New requirements limiting GHG emissions could have a material adverse impact on us by increasing costs (i) to operate and maintain our facilities, (ii) to install new emission controls on our facilities, (iii) to administer any GHG emissions program and (iv) to purchase necessary GHG credits to operate our facilities. In particular, the methane regulations first implemented in 2016 pursuant to Section 111(b) of the Clean Air Act that target emissions from oil and gas well-head, well pad, and transport equipment and operations were recently reinstated and impose federal requirements to monitor and control methane emissions. These actions could also negatively impact the price and consumption of natural gas, thereby affecting our operations. To mitigate the impact of GHG emissions and specifically methane emissions, we have implemented voluntary methane reduction initiatives.

Under various federal, state and local environmental laws and regulations, a current or previous owner or operator of any facility may be required to investigate and remediate past releases or threatened releases of hazardous or toxic substances, pollutants, contaminants or petroleum products located at the facility, and may be held liable to a governmental entity or to third parties for property damage, personal injury, impact on or damage to natural resources and investigation, removal and remediation costs incurred by a party in connection with releases or threatened releases. In addition, a person can be held liable for investigation and remediation costs at third party sites where hazardous wastes or substances or pollutants or contaminants, generated or transported by us, were disposed. These laws, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, can impose liability without regard to whether the owner or generator knew of or caused the release of the hazardous substances, and courts have interpreted liability under such laws to be strict and joint and several. In connection with our ownership and operation of our pipeline system, we may become liable for such investigation, removal or remediation costs that may be substantial. Given the use of hazardous substances and petroleum products, even though a relatively small quantity, within our pipeline system, often within areas that have a long history of industrial use, it is possible that we could discover currently unknown contamination or that future spills or other causes of contamination could occur. As a result, even at those sites where we are not presently aware of any contamination that currently requires investigation or remediation, it is possible that we could become liable for such costs in the future.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

On June 30, 2021, we privately placed the Initial Notes in a transaction exempt from registration under the Securities Act. Accordingly, the Initial Notes may not be reoffered, resold or otherwise transferred in the United States unless so registered or unless an exemption from the Securities Act registration requirements is available. Pursuant to the Registration Rights Agreement with the initial purchasers of the Initial Notes, we agreed, for the benefit of holders of the Initial Notes, to:

•

prepare and file an exchange offer registration statement with the SEC with respect to a registered offer to exchange the Initial Notes for Exchange Notes issued under the same indenture as the Initial Notes, in the same aggregate principal amount as and with terms that are identical in all material respects to the corresponding series of Initial Notes except that the Exchange Notes will generally be freely transferable;

•

use our reasonable best efforts to cause the exchange offer registration statement to become effective under the Securities Act on or before December 30, 2022 (within 548 days after June 30, 2021, the date on which we issued the Initial Notes, the “Exchange Offer Effectiveness Deadline” for the exchange offer registration statement); and

•	promptly after the exchange offer registration statement is declared effective, offer the Exchange Notes in exchange for surrender of the Initial Notes.

We will be entitled to consummate the Exchange Offer on the expiration date (as defined below) provided that we have accepted all Initial Notes previously validly tendered in accordance with the terms set forth in this prospectus and the applicable letter of transmittal.

In addition, under certain circumstances described below, we may be required to file a shelf registration statement to cover resales of certain of the Notes.

If we do not comply with certain of our obligations under the Registration Rights Agreement, as applicable, we must pay additional interest on the Initial Notes in addition to the interest that is otherwise due on the Notes. The purpose of the Exchange Offer is to fulfill our obligations with respect to the Registration Rights Agreement.

If you are a broker-dealer that receives Exchange Notes for its own account in exchange for Initial Notes, where you acquired such Initial Notes as a result of market-making activities or other trading activities, you must acknowledge that you will deliver a prospectus in connection with any resale of such Exchange Notes. See “Plan of Distribution.”

Terms of the Exchange

Upon the terms and subject to the conditions contained in this prospectus and in the letters of transmittal that accompany this prospectus, we are offering to exchange (i) $1,000 in principal amount of the 2024 Exchange Notes for each $1,000 in principal amount of the 2024 Initial Notes, (ii) $1,000 in principal amount of the 2029 Exchange Notes for each $1,000 in principal amount of the 2029 Initial Notes, (iii) $1,000 in principal amount of the 2043 Exchange Notes for each $1,000 in principal amount of the 2043 Initial Notes, (iv) $1,000 in principal amount of the 2044 Exchange Notes for each $1,000 in principal amount of the 2044 Initial Notes and (v) $1,000 in principal amount of the 2049 Exchange Notes for each $1,000 in principal amount of the 2049 Initial Notes. The terms of the Exchange Notes are identical in all material respects to the terms of the corresponding series of Initial Notes except that the Exchange Notes will generally be freely transferable. The Exchange Notes will evidence the same debt as the Initial Notes and will be entitled to the benefits of the indenture. Each series of Initial Notes that remain outstanding after the consummation of the Exchange Offer, together with each corresponding series of Exchange Notes issued in connection with the Exchange Offer, will be treated as a single class of securities under the indenture. See “Description of the Exchange Notes.”

The Exchange Offer is not conditioned on any minimum aggregate principal amount of Initial Notes being tendered for exchange.

Based on existing interpretations of the Securities Act by the staff of the SEC set forth in several no-action letters to third parties, and subject to the immediately following sentence, we believe that you may offer for resale, resell and otherwise transfer the Exchange Notes without further compliance with the registration and prospectus delivery provisions of the Securities Act. However, if you are an “affiliate” (within the meaning of the Securities Act) of ours or you intend to participate in the Exchange Offer for the purpose of distributing the Exchange Notes or you are a broker-dealer (within the meaning of the Securities Act) that acquired notes in a transaction other than as part of its market-making or other trading activities and who has arranged or has an understanding with any person to participate in the distribution of the Exchange Notes, you:

(1)	will not be able to rely on the interpretations by the staff of the SEC set forth in the above-mentioned no-action letters;

(2)	will not be able to tender your Initial Notes in the Exchange Offer; and

(3)

must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of your notes unless such sale or transfer is made pursuant to an exemption from such requirements

Subject to exceptions for certain holders, to participate in the Exchange Offer you will be required to represent to us at the time of the consummation of the Exchange Offer, among other things, that: (i) you are not an affiliate of ours; (ii) any Exchange Notes to be received by you will be acquired in the ordinary course of your business; and (iii) at the time of commencement of the Exchange Offer, you have no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of the Notes. In addition, in connection with any resales of Exchange Notes, any broker-dealer who acquired Exchange Notes for its own account as a result of market-making activities or other trading activities must deliver a prospectus meeting the requirements of the Securities Act. The SEC has taken the position that such a broker-dealer may fulfill its prospectus delivery requirements with respect to the Exchange Notes (other than a resale of an unsold allotment from the initial sale of the Initial Notes) with this prospectus. Under the Registration Rights Agreement, we are required to allow a broker-dealer and other persons with similar prospectus delivery requirements, if any, to use this prospectus in connection with the resale of such Exchange Notes for a period of time not less than 120 days following the consummation of the Exchange Offer. If you are a broker-dealer that receives Exchange Notes for its own account in exchange for Initial Notes, where you acquired such Initial Notes as a result of market-making activities or other trading activities, you acknowledge that you will deliver a prospectus in connection with any resale of such Exchange Notes. See “Plan of Distribution.”

You will not be required by us to pay brokerage commissions or fees or, subject to the instructions in the applicable letter of transmittal, transfer taxes relating to your exchange of Initial Notes for Exchange Notes in the Exchange Offer.

Shelf Registration Statement

If:

•	we are not permitted to effect the Exchange Offer because of any change in law or in applicable interpretations of such law by the staff of the SEC;

•	the Exchange Offer is not consummated by the 40th day after the date on which the exchange offer registration statement was declared effective;

•

any holder of the Notes (other than a broker-dealer electing to exchange Initial Notes acquired for its own account as a result of market-making or other trading activities for Exchange Notes) is not eligible to participate in the Exchange Offer and any such holder so requests for any reason other than the failure by such holder to make a timely and valid tender in accordance with the terms of Exchange Offer; or

•

any holder of the Notes (other than a broker-dealer electing to exchange Initial Notes acquired for its own account as a result of market-making or other trading activities for Exchange Notes) participates in the Exchange Offer but does not receive freely tradable Exchange Notes on the date of the exchange and any such holder so requests for any reason other than the failure by such holder to make a timely and valid tender in accordance with the terms of Exchange Offer, we will:

•	as promptly as practicable prepare and file with the SEC a “shelf” registration statement relating to the offer and sale (on a continuous basis) of the Notes that are not otherwise freely tradable;

•

use our reasonable best efforts to cause the shelf registration statement to be declared effective not later than the latter to occur of the date that is (i) 150 days after the date on which our obligation to file the shelf registration arises or (ii) December 30, 2022 (548 days after June 30, 2021, the date on which we issued the Initial Notes) (such 150th or 548th day, as the case may be, being the “Shelf Effectiveness Deadline” for the shelf registration statement); and

•

use our reasonable best efforts to keep the shelf registration statement continuously effective until the later of (i) one year from the date on which we issued the Initial Notes (subject to extension under certain circumstances) or (ii) 90 days from the date of effectiveness of such shelf registration statement, or such shorter period ending when all the Notes covered by the shelf registration statement have been sold pursuant to the shelf registration statement or are no longer “Transfer Restricted Securities” as defined in the Registration Rights Agreement.

The foregoing obligations are subject to our right to postpone or suspend the filing or effectiveness of any shelf registration statement (or exchange offer registration statement) if such action is required by law or taken by us in good faith and for valid business reasons in accordance with the terms of the Registration Rights Agreement.

You will not be entitled, except if you were an initial purchaser of the Initial Notes, to have your Notes registered under any shelf registration statement (if one is filed), unless you agree in writing to be bound by the applicable provisions of the Registration Rights Agreement. In order to sell your Notes under the shelf registration statement, you generally must be named as a selling security holder in the related prospectus and must deliver a prospectus to purchasers. Consequently, you will be subject to the civil liability provisions under the Securities Act in connection with those sales and indemnification obligations under the Registration Rights Agreement.

Additional Interest

A registration default will be deemed to have occurred:

(1)	if the exchange offer registration statement is not declared effective on or before the Exchange Offer Effectiveness Deadline;

(2)	with respect to certain notes that qualify as “Transfer Restricted Securities,” if a required shelf registration statement is not declared effective on or prior to the Shelf Effectiveness Deadline; or

(3)

with respect to any Transfer Restricted Securities, on and after the applicable Shelf Effectiveness Deadline or Exchange Offer Effectiveness Deadline (plus an additional 30 days in respect of an exchange offer registration statement), either the exchange offer registration statement or the shelf registration statement has been declared effective, but such registration statement or the related prospectus thereafter ceases to be effective or usable (subject to certain exceptions) in connection with resales of such Initial Notes or Exchange Notes for the periods specified and in accordance with the Registration Rights Agreement because (i) any event occurs as a result of which the related prospectus forming part of such registration statement would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made not misleading, (ii) it shall be necessary to amend such registration statement or supplement the related prospectus to comply with the Securities Act or the Exchange Act, or the respective rules thereunder or (iii) of a Suspension (as defined in the Registration Rights Agreement) by us in accordance with provisions and procedures provided in the Registration Rights Agreement.

Additional interest will accrue on the Initial Notes subject to such registration default, for so long as they constitute Transfer Restricted Securities, at a rate of 0.50% per annum from and including the date on which any such registration default occurs to but excluding the date on which all such registration defaults have ceased to be continuing. In no event will such additional interest be payable for periods after June 30, 2023. At our written request, the Representative, as such term is defined in the Registration Rights Agreement, may, in its sole discretion, agree to shorten such penalty interest period. In each case, such additional interest is payable in addition to any other interest payable from time to time with respect to the Initial Notes and the Exchange Notes. The Exchange Notes will not contain any additional provisions regarding the payment of additional interest.

Expiration Date; Extensions; Termination; Amendments

The Exchange Offer will remain open for at least 20 business days after the commencement thereof and will expire on the expiration date. The expiration date is 5:00 p.m., New York City time, on August 24, 2022, unless we in our sole discretion extend the period during which the Exchange Offer is open, in which event the expiration date is the latest time and date on which the Exchange Offer, as so extended by us, expires. We reserve the right to extend the Exchange Offer at any time and from time to time by giving written notice to The Bank of New York Mellon Trust Company, N.A., as the exchange agent, before 9:00 a.m., New York City time, on the first business day following the previously scheduled expiration date and by timely public announcement communicated in accordance with applicable law or regulation. During any extension of the Exchange Offer, all Initial Notes previously tendered pursuant to the Exchange Offer and not validly withdrawn will remain subject to the Exchange Offer.

The exchange date will occur promptly after the expiration date. We expressly reserve the right to (i) terminate the Exchange Offer and not accept for exchange any Initial Notes if any of the events set forth below under “—Conditions to the Exchange Offer” shall have occurred and shall not have been waived by us and (ii) amend the terms of the Exchange Offer in accordance with applicable law or regulation, whether before or after any tender of the Initial Notes. If any such termination or amendment occurs, we will notify the exchange agent in writing and will either issue a press release or give written notice to the holders of the Initial Notes as promptly as practicable. Unless we terminate the Exchange Offer prior to 5:00 p.m., New York City time, on the expiration date, we will exchange the Initial Notes for the Exchange Notes on the exchange date.

If we waive any material condition to the Exchange Offer, or amend the Exchange Offer in any other material respect, and if at the time that notice of such waiver or amendment is first published, sent or given to holders of Initial Notes in the manner specified above, the Exchange Offer is scheduled to expire at any time earlier than the expiration of a period ending on the fifth business day from, and including, the date that such notice is first so published, sent or given, then the Exchange Offer will be extended until the expiration of such period of five business days.

This prospectus and the related letters of transmittal and other relevant materials will be mailed by us to record holders of Initial Notes and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the lists of holders for subsequent transmittal to actual purchasers of the Initial Notes (each, a “Beneficial Owner”).

How to Tender

The tender to us of Initial Notes by you pursuant to one of the procedures set forth below will constitute an agreement between you and us in accordance with the terms and subject to the conditions set forth herein and in the applicable letter of transmittal.

General Procedures. To validly tender the Initial Notes pursuant to the Exchange Offer, either:

(1)

(i) a properly completed and duly executed letter of transmittal or a facsimile thereof (all references in this prospectus to the letter of transmittal shall be deemed to include a facsimile thereof), together with any required signature guarantees and any other documents required by the letter of transmittal, must be received by the exchange agent at its address or facsimile number set forth on the back cover of this prospectus on or prior to the expiration date and (ii) the certificate(s) representing the Initial Notes being tendered must be received by the exchange agent on or prior to the expiration date;

(2)

for book-entry transfers, (i) an “agent’s message” (as defined below) properly transmitted through the Depository Trust Company’s (“DTC”) Automated Tender Offer Program (“ATOP”), together with any other documents required by the letter of transmittal, must be received by the exchange agent at its office set forth on the back cover of this prospectus on or prior to the expiration date and (ii) the Initial Notes must be tendered pursuant to the procedures for book-entry transfer set forth below and a confirmation of a book-entry transfer of such Initial Notes into the exchange agent’s account at the DTC (which we refer to as a Book-Entry Confirmation) must be received by the exchange agent on or prior to the expiration date; or

(3)	the guaranteed delivery procedures set forth below must be complied with.

The term “agent’s message” means a message, transmitted by the DTC and received by the exchange agent and forming part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgment from a participant tendering Initial Notes that are the subject of the Book-Entry Confirmation that the participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce that agreement against the participant.

If tendered Initial Notes are registered in the name of the signer of the letter of transmittal and the Exchange Notes to be issued in exchange therefor are to be issued (and any untendered Initial Notes are to be reissued) in the name of the registered holder, the signature of such signer need not be guaranteed. In any other case, the tendered Initial Notes must be endorsed or accompanied by written instruments of transfer in form satisfactory to us and duly executed by the registered holder and the signature on the endorsement or instrument of transfer must be guaranteed by a firm, which we refer to as an “Eligible Institution”, that is a member of a recognized signature guarantee medallion program within the meaning of Rule 17Ad-15 under the Exchange Act. If the Exchange Notes and/or Initial Notes not exchanged are to be delivered to an address other than that of the registered holder appearing on the note register for the Initial Notes, the signature on the letter of transmittal must be guaranteed by an Eligible Institution.

Any Beneficial Owner whose Initial Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender Initial Notes should contact such holder promptly and instruct such holder to tender Initial Notes on such Beneficial Owner’s behalf. If such Beneficial Owner wishes to tender such Initial Notes himself, such Beneficial Owner must, prior to completing and executing the letter of transmittal and delivering such Initial Notes, either make appropriate arrangements to register ownership of the Initial Notes in such Beneficial Owner’s name or follow the procedures described in the immediately preceding paragraph. The transfer of record ownership may take considerable time.

Book-Entry Transfer. The exchange agent will make a request to establish an account with respect to the Initial Notes at DTC for purposes of the Exchange Offer within two business days after the date of this prospectus. Any financial institution that is a participant in DTC’s systems may utilize DTC’s ATOP procedures to tender Initial Notes and may make book-entry delivery of Initial Notes by causing DTC to transfer such Initial Notes into the exchange agent’s account at DTC in accordance with DTC’s ATOP procedures for transfer. However, although delivery of Initial Notes may be effected through book-entry transfer at DTC, the letter of transmittal, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the exchange agent at its address or facsimile number set forth on the back cover of this prospectus on or prior to the expiration date, unless the holder either (i) complies with the guaranteed delivery procedures described below or (ii) sends an agent’s message through ATOP.

If delivery is made through ATOP, the exchange for the Initial Notes so tendered will be made only after a Book-Entry Confirmation and an agent’s message and any other documents required by the letter of transmittal have been received by the exchange agent, in each case on or prior to the expiration date.

The method of delivery of Initial Notes and all other documents is at your election and risk. If sent by mail, we recommend that you use registered mail, return receipt requested, obtain proper insurance, and complete the mailing sufficiently in advance of the expiration date to permit delivery to the exchange agent on or before the expiration date. Delivery of documents to DTC does not constitute delivery to the exchange agent.

Guaranteed Delivery Procedures. If a holder desires to accept the Exchange Offer and time will not permit a letter of transmittal or Initial Notes to reach the exchange agent on or before the expiration date, or the procedures for book-entry transfer set forth above cannot be completed on a timely basis, a tender may nevertheless be effected, provided that all of the following guaranteed delivery procedures are complied with:

(1)	such tenders are made by or through an Eligible Institution;

(2)

the exchange agent has received at its office set forth on the back cover hereof on or prior to the expiration date a properly completed and duly executed notice of guaranteed delivery, by telegram, telex, facsimile transmission, letter or courier, or an electronic message transmitted through ATOP with respect to guaranteed delivery for book-entry transfers, (i) setting forth the name and address of the tendering holder, the name(s) in which the Initial Notes are registered, the principal amount of the Initial Notes and, if possible, the certificate number(s) of the Initial Notes to be tendered, (ii) stating that the tender is being made thereby and (iii) guaranteeing that within three New York Stock Exchange trading days after the date of execution by the Eligible Institution of such notice of guaranteed delivery, or transmission of such electronic message through ATOP for book-entry transfers, the certificates for all physically tendered Initial Notes, in proper form for transfer, or a Book-Entry Confirmation in the case of book-entry transfers, together with a properly completed and duly executed letter of transmittal with any required signature guarantees, or a properly transmitted agent’s message through ATOP in the case of book-entry transfers, and any other documents required by the letter of transmittal, will be deposited by the Eligible Institution with the exchange agent; and

(3)

the certificates for all physically tendered Initial Notes, in proper form for transfer, or a Book-Entry Confirmation in the case of book-entry transfers, together with a properly completed and duly executed letter of transmittal with any required signature guarantees, or a properly transmitted agent’s message through ATOP in the case of book-entry transfers, and any other documents required by the letter of transmittal, must be received by the exchange agent within three New York Stock Exchange trading days after the date of execution by the Eligible Institution of the notice of guaranteed delivery or transmission of such electronic message through ATOP with respect to guaranteed delivery for book-entry transfers.

Unless all of the guaranteed delivery procedures set forth in the preceding paragraph are complied with, we may, at our option, reject the tender. Copies of a Notice of Guaranteed Delivery which may be used by Eligible Institutions for the purposes described in this paragraph are being delivered with this prospectus and the related letter of transmittal. A tender will be deemed to have been received as of the date when the tendering holder’s properly completed and duly signed letter of transmittal accompanied by the Initial Notes (or agent’s message accompanied by a Book-Entry Confirmation in the case of a book-entry transfer) is received by the exchange agent. Issuances of Exchange Notes in exchange for Initial Notes tendered pursuant to a notice of guaranteed delivery by an Eligible Institution or an electronic message transmitted through ATOP with respect to guaranteed delivery for book-entry transfers will be made only against deposit of the letter of transmittal (and any other required documents) and the tendered Initial Notes or, in the case of a book-entry transfer, against deposit of an agent’s message through ATOP (and any other required documents) and a timely Book-Entry Confirmation.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of Initial Notes will be determined by us and our determination will be final and binding. We reserve the absolute right to reject any or all tenders not in proper form or the acceptances for exchange of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any of the conditions of the Exchange Offer or any defect or irregularities in tenders of any particular holder whether or not similar defects or irregularities are waived in the case of other holders. None of us, the exchange agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or shall incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Exchange Offer (including the letters of transmittal and the instructions thereto) will be final and binding.

Terms and Conditions of the Letters of Transmittal

The letters of transmittal contain, among other things, the following terms and conditions, which are part of the Exchange Offer.

The party tendering Initial Notes for exchange, whom we refer to as the “Transferor,” exchanges, assigns and transfers the Initial Notes to us and irrevocably constitutes and appoints the exchange agent as the Transferor’s agent and attorney-in-fact to cause the Initial Notes to be assigned, transferred and exchanged. The Transferor represents and warrants that it has full power and authority to tender, exchange, assign and transfer the Initial Notes and to acquire Exchange Notes issuable upon the exchange of such tendered Initial Notes, and that, when the same are accepted for exchange, we will acquire good and unencumbered title to the tendered Initial Notes, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim. The Transferor also warrants that it will, upon request, execute and deliver any additional documents deemed by us to be necessary or desirable to complete the exchange, assignment and transfer of tendered Initial Notes. The Transferor further agrees that acceptance of any tendered Initial Notes by us and the issuance of Exchange Notes in exchange therefor shall constitute performance in full by us of our obligations under the Registration Rights Agreement and that we shall have no further obligations or liabilities thereunder (except in certain limited circumstances). All authority conferred by the Transferor will survive the death or incapacity of the Transferor and every obligation of the Transferor shall be binding upon the heirs, legal representatives, successors, assigns, executors and administrators of such Transferor. See “—Terms of the Exchange.”

Withdrawal Rights

Initial notes tendered pursuant to the Exchange Offer may be withdrawn at any time prior to the expiration date. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the exchange agent at its address set forth on the back cover of this prospectus. Any such notice of withdrawal must specify the person named in the letter of transmittal as having tendered Initial Notes to be withdrawn, the certificate numbers of Initial Notes to be withdrawn, the principal amount of Initial Notes to be withdrawn (which must be an authorized denomination), a statement that such holder is withdrawing his election to have such Initial Notes exchanged, and the name of the registered holder of such Initial Notes, and must be signed by the holder in the same manner as the original signature on the letter of transmittal (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the trustee register the transfer of such Initial Notes into the name of the person withdrawing the tender. The exchange agent will return the properly withdrawn Initial Notes promptly following receipt of notice of withdrawal. If Initial Notes have been tendered pursuant to the procedures for book-entry transfer set forth above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Initial Notes or otherwise comply with DTC’s procedures, and in such case the Initial Notes will be credited to such account by the exchange agent promptly after withdrawal. All questions as to the validity of notices of withdrawals, including time of receipt, will be determined by us, and our determination will be final and binding on all parties.

Acceptance of Initial Notes for Exchange; Delivery of Exchange Notes

Upon the terms and subject to the conditions of the Exchange Offer, the acceptance for exchange of Initial Notes validly tendered and not withdrawn and the issuance of the Exchange Notes will be made on the exchange date. For the purposes of the Exchange Offer, we shall be deemed to have accepted for exchange validly tendered Initial Notes when, as and if we have given written notice thereof to the exchange agent.

In all cases, delivery of Exchange Notes in exchange for Initial Notes tendered and accepted pursuant to this Exchange Offer will be made only after timely receipt by the exchange agent of:

(1)	a certificate or certificates representing the Initial Notes or, in the case of book-entry transfers, a Book-Entry Confirmation;

(2)	a properly completed and duly executed letter of transmittal or, in the case of book-entry transfers, an agent’s message properly transmitted through ATOP; and

(3)	any other documents required by the letter of transmittal.

The exchange agent will act as agent for the tendering holders of Initial Notes for the purposes of receiving Exchange Notes from us and causing the Initial Notes to be assigned, transferred and exchanged. Upon the terms and subject to the conditions of the

Exchange Offer, delivery of Exchange Notes to be issued in exchange for accepted Initial Notes will be made by the exchange agent promptly after the expiration of the Exchange Offer. Initial notes not accepted for exchange by us will be returned without expense to the tendering holders (or in the case of Initial Notes tendered by book-entry transfer into the exchange agent’s account at DTC pursuant to the procedures described above, such non-exchanged Initial Notes will be credited to an account maintained with DTC) promptly following the expiration date or, if we terminate the Exchange Offer prior to the expiration date, promptly after the Exchange Offer is so terminated.

Conditions to the Exchange Offer

We are not required to accept for exchange, or to issue Exchange Notes in exchange for, any outstanding Initial Notes. We may terminate or extend the Exchange Offer by oral or written notice to the exchange agent and by timely public announcement communicated in accordance with applicable law or regulation if any of the following shall have occurred:

•

any federal law, statute, rule, regulation or interpretation of the staff of the SEC has been proposed, adopted or enacted that, in our judgment, might impair our ability to proceed with the Exchange Offer or otherwise make it inadvisable to proceed with the Exchange Offer;

•

an action or proceeding has been instituted or threatened in any court or by any governmental agency that, in our judgment, might impair our ability to proceed with the Exchange Offer or otherwise make it inadvisable to proceed with the Exchange Offer;

•

there has occurred a material adverse development in any existing action or proceeding that might impair our ability to proceed with the Exchange Offer or otherwise make it inadvisable to proceed with the Exchange Offer;

•

any stop order is threatened or in effect with respect to the registration statement of which this prospectus is a part or the qualification of the indenture under the U.S. Trust Indenture Act of 1939, as amended;

•	all governmental approvals that we deem necessary for the consummation of the Exchange Offer have not been obtained;

•

there is a change in the current interpretation by the staff of the SEC which permits holders who have made the required representations to us to resell, offer for resale, or otherwise transfer Exchange Notes issued in the Exchange Offer without registration of the Exchange Notes and delivery of a prospectus; or

•	a material adverse change shall have occurred in our business, condition, operations or prospects.

The foregoing conditions are for our sole benefit and may be asserted by us with respect to all or any portion of the Exchange Offer regardless of the circumstances (including any action or inaction by us) giving rise to such condition or may be waived by us in whole or in part at any time or from time to time in our sole discretion. The failure by us at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, and each right will be deemed an ongoing right which may be asserted at any time or from time to time. In addition, we have reserved the right, notwithstanding the satisfaction of each of the foregoing conditions, to amend the terms of the Exchange Offer in accordance with applicable law or regulation.

Any determination by us concerning the fulfillment or non-fulfillment of any conditions will be final and binding upon all parties.

Exchange Agent

The Bank of New York Mellon Trust Company, N.A. has been appointed as the exchange agent for the Exchange Offer. Letters of transmittal must be addressed to the exchange agent at its address set forth on the back cover page of this prospectus. Delivery to an address other than as set forth herein, or transmissions of instructions via a facsimile or telex number other than the ones set forth herein, will not constitute a valid delivery. The Bank of New York Mellon Trust Company, N.A. is the trustee under the indenture. The Bank of New York Mellon Trust Company, N.A. (or one of its affiliates) currently serves, and may in the future serve, as trustee under indentures evidencing other indebtedness of us and our affiliates. The Bank of New York Mellon Trust Company, N.A. (or one of its affiliates) is also, and may in the future be, a lender under credit facilities for us and our affiliates.

Solicitation of Tenders; Expenses

We have not retained any dealer-manager or similar agent in connection with the Exchange Offer and will not make any payments to brokers, dealers or others for soliciting acceptances of the Exchange Offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse it for reasonable out-of-pocket expenses in connection therewith. We will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding tenders for their customers.

No dealer, salesperson or other individual has been authorized to give any information or to make any representations not contained in this prospectus in connection with the Exchange Offer. If given or made, such information or representations must not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any exchange made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the respective dates as of which information is given herein.

The Exchange Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Initial Notes in any jurisdiction in which the making of the Exchange Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, we may, at our discretion, take such action as we may deem necessary to make the Exchange Offer in any such jurisdiction and extend the Exchange Offer to holders of Initial Notes in such jurisdiction. In any jurisdiction the securities laws or blue sky laws of which require the Exchange Offer to be made by a licensed broker or dealer, the Exchange Offer is being made on behalf of us by one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

Appraisal Rights

You will not have appraisal rights in connection with the Exchange Offer.

U.S. Federal Income Tax Consequences

The exchange of Initial Notes for Exchange Notes is not expected to be a taxable exchange for U.S. federal income tax purposes, and holders are not expected to realize any taxable gain or loss as a result of such exchange. See “Certain U.S. Federal Income Tax Considerations.”

Other

Participation in the Exchange Offer is voluntary and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decisions on what action to take.

As a result of the making of, and upon acceptance for exchange of all validly tendered Initial Notes pursuant to the terms of, this Exchange Offer, we will have fulfilled a covenant contained in the terms of the Initial Notes and the Registration Rights Agreement. Holders of the Initial Notes who do not tender their Initial Notes in the Exchange Offer will continue to hold such Initial Notes and will be entitled to all the rights, and limitations applicable thereto, under the indenture, except for any such rights under the Registration Rights Agreement which by their terms terminate or cease to have further effect as a result of the making of this Exchange Offer. See “Description of the Exchange Notes.” All untendered Initial Notes will continue to be subject to the restriction on transfer set forth in the indenture. To the extent that Initial Notes are tendered and accepted in the Exchange Offer, the trading market, if any, for the Initial Notes could be adversely affected. See “Risk Factors—Your ability to sell your Initial Notes may be significantly more limited and the price at which you may be able to sell your Initial Notes may be significantly lower if you do not exchange them for registered Exchange Notes in the Exchange Offer.”

We may in the future seek to acquire untendered Initial Notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plan to acquire any Initial Notes that are not tendered in the Exchange Offer.

DESCRIPTION OF THE EXCHANGE NOTES

Set forth below is a description of the specific terms of the Exchange Notes. The 2024 Initial Notes were, and the 2024 Exchange Notes will be, issued under the fifth supplement to, the 2029 Initial Notes were, and the 2029 Exchange Notes will be, issued under the fourth supplement to, the 2043 Initial Notes were, the 2043 Exchange Notes will be, issued under the third supplement to, the 2044 Initial Notes were, the 2044 Exchange Notes will be, issued under the second supplement to, and the 2049 Initial Notes were, the 2049 Exchange Notes will be, issued under the first supplement to, the indenture, dated as of June 30, 2021, as amended to date, between us and The Bank of New York Mellon Trust Company, N.A., as trustee. The term “indenture” when used in this prospectus will refer to the indenture as amended by all supplemental indentures executed and delivered on or prior to the date on which the Notes are issued and sold. The terms of the Notes include those stated in the indenture and those made part of the indenture by reference to the U.S. Trust Indenture Act of 1939, as amended.

In this “Description of the Exchange Notes”, we refer to the 2024 Initial Notes and the 2024 Exchange Notes collectively as the “2024 Notes”, to the 2029 Initial Notes and the 2029 Exchange Notes collectively as the “2029 Notes”, to the 2043 Initial Notes and the 2043 Exchange Notes collectively as “the 2043 Notes”, to the 2044 Initial Notes and the 2044 Exchange Notes collectively as the “2044 Notes” and to the 2049 Initial Notes and the 2049 Exchange Notes as the “2049 Notes”.

The following description is a summary of the material provisions of the indenture and the Registration Rights Agreement. It does not restate those agreements in their entirety. We urge you to read the indenture and the Registration Rights Agreement because they, and not this description, define your rights as a holder of the Notes. The definitions of certain capitalized terms used in the following summary are set forth below under “—Certain Definitions”.

General

The indenture does not limit the aggregate principal amount of the debt securities that may be issued thereunder and provides that debt securities may be issued from time to time in one or more series.

The 2024 Initial Notes were initially sold in an aggregate principal amount of $110,883,000, the 2029 Initial Notes were initially sold in an aggregate principal amount of $425,807,000, the 2043 Initial Notes were initially sold in an aggregate principal amount of $345,944,000, the 2044 Initial Notes were initially sold in an aggregate principal amount of $443,678,000 and the 2049 Initial Notes were initially sold in an aggregate principal amount of $273,667,000.

The 2024 Initial Notes bear, and the 2024 Exchange Notes will bear, interest at the rate of 3.600% per annum and will mature on December 15, 2024. The 2029 Initial Notes bear, and the 2029 Exchange Notes will bear, interest at the rate of 3.000% per annum and will mature on November 15, 2029. The 2043 Initial Notes bear, and the 2043 Exchange Notes will bear, interest at the rate of 4.800% per annum and will mature on November 1, 2043. The 2044 Initial Notes bear, and the 2044 Exchange Notes will bear, interest at the rate of 4.600% per annum and will mature on December 15, 2044. The 2049 Initial Notes bear, and the 2049 Exchange Notes will bear, interest at the rate of 3.900% per annum and will mature on November 15, 2049. Interest on any Initial Notes not exchanged will continue to be payable in accordance with the terms of such Initial Notes. Interest on the 2024 Exchange Notes and the 2044 Exchange Notes will be payable semiannually in arrears on each June 15 and December 15, commencing December 15, 2022, to the holders thereof at the close business on the preceding May 31 and November 30, respectively (whether or not a business day). Interest on each of the 2029 Exchange Notes and the 2049 Exchange Notes will be payable semiannually in arrears on each May 15 and November 15, commencing on November 15, 2022, to the holders thereof at the close business on the preceding April 30 and October 31, respectively (whether or not a business day). Interest on the 2043 Exchange Notes will be payable semi-annually in arrears on each May 1 and November 1, commencing on November 1, 2022, to the holders thereof at the close business on the preceding April 16 and October 17, respectively (whether or not a business day). Notwithstanding the preceding, so long as the Notes remain in book-entry only form, the record date for each interest payment date will be the closing of business on the business day before the applicable interest payment date. If the Notes are in book-entry only form, the record date for each interest payment date will be as set forth above for the applicable series of Notes. Interest will start accruing on each series of the Exchange Notes from the most recent interest payment date on the corresponding tendered Initial Notes on the principal amount of such Exchange Notes. Interest on each series of the Notes will be computed on the basis of a 360-day year of twelve 30-day months.

Each series of Initial Notes were, and each series of Exchange Notes will be, issued without coupons and in fully registered book-entry form, only in denominations of (i) $1,000 and integral multiples of $1,000 in excess thereof (in the case of the 2024 and 2044 Notes) and (ii) $2,000 and integral multiples of $1,000 in excess thereof (in the case of the other Notes).

If (i) a registration statement of which this prospectus is a part is not declared effective by the SEC within 548 days after June 30, 2021 (the closing date of the offering of the Initial Notes), (ii) a shelf registration statement with respect to the resale of the Notes as required under the Registration Rights Agreements, as applicable, is not declared effective by the SEC within 150 days after our obligation to file such shelf registration statement arises (but in any event not prior to 548 days after June 30, 2021) or (iii) any of the foregoing registration statements (or the prospectuses related thereto) after being declared effective by the SEC cease to be so effective or usable (subject to certain exceptions) in connection with certain resales of the Initial Notes or the Exchange Notes for the periods specified and in accordance with the Registration Rights Agreement, the interest rate on the Notes that are then subject to such cessation or other registration default will increase by 0.50% from and including the date on which any such event occurs until such event ceases to be continuing. The Exchange Offer and the registration rights are more fully described under “The Exchange Offer” above.

Each series of Initial Notes that remain outstanding after the consummation of the Exchange Offer, together with each corresponding series of Exchange Notes issued in connection with the Exchange Offer, will be treated as a single class of Notes under the indenture.

Ranking

The Notes are our general, unsecured senior obligations and will rank pari passu in right of payment with all of our existing and future senior unsecured obligations and senior in right of payment to all of our existing and future subordinated obligations. The Notes will be effectively subordinated to all of our existing and future secured obligations and to all existing and future obligations of our subsidiaries. As of March 31, 2022, we had outstanding senior unsecured debt of $1.6 billion, including $1.6 billion of Initial Notes. Our consolidated subsidiaries had no indebtedness as of March 31, 2022.

No Sinking Fund

The Notes will not be subject to any mandatory sinking fund.

The indenture contains no restrictions on the amount of additional indebtedness that we or our subsidiaries may incur. We and our subsidiaries expect to incur additional indebtedness from time to time.

Optional Redemption

The 2024 Exchange Notes

The 2024 Initial Notes are, and the 2024 Exchange Notes will be, redeemable, in whole or in part at any time and from time to time prior to September 15, 2024 (three months prior to the maturity date) (the “2024 Redemption Date”) at our option, at a redemption price equal to the greater of:

•	100% of the principal amount of the 2024 Initial Notes and 2024 Exchange Notes to be redeemed, or

•

the sum of the present values of the remaining scheduled payments of principal and interest thereon that would be due if such Notes matured on September 15, 2024 but for the redemption (not including any portion of such payments of interest accrued as of the 2024 Redemption Date) discounted to the 2024 Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus 20 basis points, plus accrued and unpaid interest thereon to the 2024 Redemption Date.

In addition, the 2024 Initial Notes and 2024 Exchange Notes are redeemable, in whole or in part at any time and from time to time on or after September 15, 2024 (three months prior to the maturity date), at our option at a redemption price equal to 100% of the principal amount of the 2024 Initial Notes and 2024 Exchange Notes to be redeemed, plus accrued and unpaid interest thereon to the 2024 Redemption Date.

The 2029 Exchange Notes

The 2029 Initial Notes are, and the 2029 Exchange Notes will be, redeemable, in whole or in part at any time and from time to time prior to August 15, 2029 (three months prior to the maturity date) (the “2029 Redemption Date”) at our option, at a redemption price equal to the greater of:

•	100% of the principal amount of the 2029 Initial Notes and 2029 Exchange Notes to be redeemed, or

•

the sum of the present values of the remaining scheduled payments of principal and interest thereon that would be due if such Notes matured on August 15, 2029 but for the redemption (not including any portion of such payments of interest accrued as of the 2029 Redemption Date) discounted to the 2029 Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus 20 basis points, plus accrued and unpaid interest thereon to the 2029 Redemption Date.

In addition, the 2029 Initial Notes and 2029 Exchange Notes are redeemable, in whole or in part at any time and from time to time on or after August 15, 2029 (three months prior to the maturity date), at our option at a redemption price equal to 100% of the principal amount of the 2029 Initial Notes and 2029 Exchange Notes to be redeemed, plus accrued and unpaid interest thereon to the 2029 Redemption Date.

The 2043 Exchange Notes

The 2043 Initial Notes are, and the 2043 Exchange Notes will be, redeemable, in whole or in part at any time and from time to time prior to May 1, 2043 (six months prior to the maturity date) (the “2043 Redemption Date”) at our option, at a redemption price equal to the greater of:

•	100% of the principal amount of the 2043 Initial Notes and 2043 Exchange Notes to be redeemed, or

•

the sum of the present values of the remaining scheduled payments of principal and interest thereon that would be due if such Notes matured on May 1, 2043 but for the redemption (not including any portion of such payments of interest accrued as of the 2043 Redemption Date) discounted to the 2043 Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus 20 basis points, plus accrued and unpaid interest thereon to the 2043 Redemption Date.

In addition, the 2043 Initial Notes and 2043 Exchange Notes are redeemable, in whole or in part at any time and from time to time on or after May 1, 2043 (six months prior to the maturity date), at our option at a redemption price equal to 100% of the principal amount of the 2043 Initial Notes and 2043 Exchange Notes to be redeemed, plus accrued and unpaid interest thereon to the 2043 Redemption Date.

The 2044 Exchange Notes

The 2044 Initial Notes are, and the 2044 Exchange Notes will be, redeemable, in whole or in part at any time and from time to time prior to June 15, 2044 (six months prior to the maturity date) (the “2044 Redemption Date”) at our option, at a redemption price equal to the greater of:

•	100% of the principal amount of the 2044 Initial Notes and 2044 Exchange Notes to be redeemed, or

•

the sum of the present values of the remaining scheduled payments of principal and interest thereon that would be due if such Notes matured on June 15, 2044 but for the redemption (not including any portion of such payments of interest accrued as of the 2044 Redemption Date) discounted to the 2044 Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus 25 basis points, plus accrued and unpaid interest thereon to the 2044 Redemption Date.

In addition, the 2044 Initial Notes and 2044 Exchange Notes are redeemable, in whole or in part at any time and from time to time on or after June 15, 2044 (six months prior to the maturity date), at our option at a redemption price equal to 100% of the principal amount of the 2044 Initial Notes and 2044 Exchange Notes to be redeemed, plus accrued and unpaid interest thereon to the 2044 Redemption Date.

The 2049 Exchange Notes

The 2049 Initial Notes are, and the 2049 Exchange Notes will be, redeemable, in whole or in part at any time and from time to time prior to May 15, 2049 (six months prior to the maturity date) (the “2049 Redemption Date”) at our option, at a redemption price equal to the greater of:

•	100% of the principal amount of the 2049 Initial Notes and 2049 Exchange Notes to be redeemed, or

•

the sum of the present values of the remaining scheduled payments of principal and interest thereon that would be due if such Notes matured on May 15, 2049 but for the redemption (not including any portion of such payments of interest accrued as of the 2049 Redemption Date) discounted to the 2049 Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus 25 basis points, plus accrued and unpaid interest thereon to the 2049 Redemption Date.

In addition, the 2049 Initial Notes and 2049 Exchange Notes are redeemable, in whole or in part at any time and from time to time on or after May 15, 2049 (six months prior to the maturity date), at our option at a redemption price equal to 100% of the principal amount of the 2049 Initial Notes and 2049 Exchange Notes to be redeemed, plus accrued and unpaid interest thereon to the 2049 Redemption Date.

Certain Definitions

“Adjusted Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

The Adjusted Treasury Rate will be calculated on the third business day preceding such redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed (assuming, for this purpose, that the 2024 Notes matured on December 15, 2024, the 2029 Notes matured on November 15, 2029, the 2043 Notes matured on November 1, 2043, the 2044 Notes matured on December 15, 2044 and 2049 Notes matured on November 15, 2049) that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes.

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means any of Barclays Capital Inc., Citigroup Global Markets Inc., and J.P. Morgan Securities LLC and their respective affiliates or successors, as selected by us, or if any such firm is unwilling or unable to serve as such, an independent investment and banking institution of national standing appointed by us.

“Reference Treasury Dealer” means Barclays Capital Inc., Citigroup Global Markets Inc., and J.P. Morgan Securities LLC and their respective successors or affiliates.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue related to the Notes being redeemed (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 3:30 p.m., New York City time, on the third business day preceding such redemption date.

We will deliver a notice of redemption at least 20 days but not more than 60 days before such redemption date to each holder of Notes to be redeemed. If we elect to partially redeem the Notes of a particular series, the trustee will select the Notes to be redeemed in accordance with the procedures of DTC (or such other clearing system in which such Notes are then clearing and settling). The trustee shall not be responsible for calculating the make-whole redemption price.

Unless we default in payment of the redemption price, on and after such redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption.

Covenants

Except as set forth under “—Defeasance—Covenant Defeasance” below, for so long as any Notes remain outstanding, we have agreed to comply with terms of the covenants set forth below, as well as the covenants summarized after this paragraph:

•	pay the principal, interest, premium, if any, and additional amounts, if any, on the Exchange Notes when due;

•	maintain a place of payment;

•	deliver an officer’s certificate to the trustee at the end of each fiscal year confirming our compliance with our obligations under the indenture;

•	make any necessary filings with the Internal Revenue Service relating to original issue discount, if any, on the Notes;

•	preserve and keep in full force and effect our limited liability existence except as provided in the indenture; and

•	deposit sufficient funds with any paying agent on or before the due date for any principal, interest or premium, if any.

Limitation on Liens

We are not permitted to create liens upon any Principal Property (as defined below) or upon any shares of stock of any Material Subsidiary (as defined below), which we now own or will own in the future, to secure any of our debt, unless at the same time we provide that the Notes will also be secured by that lien on an equal and ratable basis. However, we are permitted to create the following types of liens:

(1)

purchase money liens on future property acquired by us; liens of any kind existing on property or shares of stock or other securities at the time they are acquired by us; conditional sales agreements and other title retention agreements on future property acquired by us (as long as none of those liens cover any of our other properties);

(2)

liens on our property or any shares of stock or other securities of any Material Subsidiary that existed as of the date the Exchange Notes were first issued; liens on the shares of stock or other securities of any legal entity, which liens existed at the time that entity became a Material Subsidiary; certain liens typically incurred in the ordinary course of business;

(3)

liens in favor of the United States (or any State), any foreign country or any department, agency or instrumentality or political subdivision of those jurisdictions, to secure payments pursuant to any contract or statute or to secure any debt incurred for the purpose of financing the purchase price or the cost of constructing or improving the property subject to those liens, including, for example liens to secure debt of the pollution control or industrial revenue bond type;

(4)

debt that we may issue in connection with a consolidation or merger of EGTS or any Material Subsidiary with or into any other company (including any of our affiliates or Material Subsidiaries) in exchange for secured debt of that company (“Third Party Debt”) as long as that debt (i) is secured by a mortgage on all or a portion of the property of that company, (ii) prohibits secured debt from being incurred by that company, unless the Third Party Debt is secured on an equal and ratable basis, or (iii) prohibits secured debt from being incurred by that company;

(5)	debt of another company that we must assume in connection with a consolidation or merger of that company, with respect to which any of our property is subjected to a lien;

(6)

liens on any property that we acquire, construct, develop or improve after the date the Notes are first issued that are created before or within 18 months after the acquisition, construction, development or improvement of the property and secure the payment of the purchase price or related costs;

(7)	liens in favor of us, our Material Subsidiaries or our wholly-owned subsidiaries;

(8)	the replacement, extension or renewal of any lien referred to above in clauses (1) through (7) as long as the amount secured by the liens or the property subject to the liens is not increased; and

(9)

any other lien not covered by clauses (1) through (8) above as long as immediately after the creation of the lien the aggregate principal amount of debt secured by all liens created or assumed under this clause (9) does not exceed 10% of the members’ equity, as shown on the company’s consolidated balance sheet for the accounting period occurring immediately prior to the creation or assumption of such lien.

When we use the term “lien” in this section, we mean any mortgage, lien, pledge, security interest or other encumbrance of any kind; “Material Subsidiary” means each of our subsidiaries whose total assets (as determined in accordance with GAAP in the United States) represent at least 20% of our total assets on a consolidated basis; and “Principal Property” means any of our plants or facilities located in the United States that in the opinion of our Board or management is of material importance to the business conducted by us and our consolidated subsidiaries taken as whole.

Consolidation, Merger or Sale

The indenture provides that we may not merge or consolidate with any other corporation or sell or convey our assets substantially as an entirety to any person or acquire all or substantially all of the assets of another person unless (i) either we are the continuing corporation, or the successor corporation (if other than us) is a corporation organized and existing under the laws of the United States of America or a State thereof or the District of Columbia and such corporation expressly assumes the due and punctual payment of the principal of and interest on the Notes, and the due and punctual performance and observance of all of the covenants and conditions of the indenture to be performed by us by supplemental indenture in form satisfactory to the trustee, executed and delivered to the trustee by such corporation, and (ii) we or such successor corporation, as the case may be, will not, immediately after such merger or consolidation, or such sale or conveyance, be in default in the performance of any such covenant or condition.

In case of any such consolidation, merger or conveyance, such successor corporation will succeed to and be substituted for us, with the same effect as if it had been named as us in the indenture, and in the event of such conveyance (other than by way of a lease), we will be discharged of all of our obligations and covenants under the indenture and the Exchange Notes.

The covenant described immediately above includes a phrase relating to a sale, conveyance or transfer of our assets “substantially as an entirety”. Although there is a limited body of case law interpreting the phrase “substantially as an entirety”, there is no precise established definition of the phrase under applicable law. Accordingly, the nature and extent of the restriction on our ability to sell, convey or transfer our consolidated assets substantially as an entirety, and the protections provided to the holders of Notes by such restriction, may be uncertain.

Events of Default

Event of Default when used in the indenture will mean any of the following with respect to Notes of any series:

•	failure to pay the principal or any premium on any of the Notes when due;

•	failure to deposit any sinking fund payment for Notes of that series when due that continues for 60 days;

•

failure to pay any interest on any of the Notes of that series, when due, that continues for 60 days; provided that, if applicable, for this purpose, the date on which interest is due is the date on which we are required to make payment following any deferral of interest payments by us under the terms of the applicable series of Notes that permit such deferrals;

•

failure to perform any other covenant in the indenture or Notes of any series (other than a covenant expressly included solely for the benefit of other series) that continues for 90 days after the trustee or the holders of at least 33% of the outstanding Notes of that series give written notice of the default;

•	certain events in bankruptcy, insolvency or reorganization of the Company; or

•	any other Event of Default included in the indenture or any additional supplemental indenture.

In the case of a general covenant default described above, the trustee may extend the grace period. In addition, if holders of a particular series have given a notice of default, then holders of at least the same percentage of Notes of that series, together with the trustee, may also extend the grace period. The grace period will be automatically extended if we have initiated and are diligently pursuing corrective action.

An Event of Default for a particular series of Notes does not necessarily constitute an Event of Default for any other series of Notes issued under the indenture.

If an Event of Default for any series of the Notes occurs and continues, the trustee or the holders of at least 33% in aggregate principal amount of the Notes of such series may declare the entire principal of all the Notes of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the aggregate principal amount of the Notes of that series can void the declaration.

The holder of any of the Notes will have an absolute and unconditional right to receive payment of the principal, any premium and, within certain limitations, any interest on such Notes on its maturity date or redemption date and to enforce those payments.

Satisfaction and Discharge

The indenture will cease to be of further effect with respect to the Exchange Notes of a given series if, at any time:

•	all Exchange Notes of such series have been delivered to the trustee for cancellation; or

•

all Exchange Notes of such series not delivered to the trustee for cancellation have become due and payable, or will become due and payable within one year, or are to be called for redemption within one year under arrangements satisfactory to the trustee, and we have deposited with the trustee funds in trust in an amount sufficient to pay upon maturity or redemption the principal, interest, premium, if any, and other amounts due with respect to all outstanding Exchange Notes of such series.

Notwithstanding the above, certain provisions of the indenture will survive, including with respect to the rights, obligations and immunities of the trustee, certain rights with respect to registration of the transfer or exchange of such Exchange Notes, and the right of holders to receive payment from the amounts deposited with the trustee.

Defeasance

Legal Defeasance

We can legally release ourselves from our payment and other obligations under the indenture with respect to any series of Exchange Notes (such release, a “Legal Defeasance”) if certain conditions under the indenture are satisfied, including:

•

if we irrevocably deposit with the trustee cash, government obligations or a combination of cash and government obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued and unpaid interest on the applicable series of Notes through the stated maturity or redemption date of such Notes;

•

that there has been a change in the applicable U.S. federal income tax law or a ruling by the Internal Revenue Service (IRS) to the effect that holders of such Exchange Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, and in the same manner and at the same times, as would have been the case if such Legal Defeasance had not occurred; and

•	we deliver a legal opinion to the trustee confirming the tax law change or IRS ruling described in the bullet above.

Under current U.S. federal income tax law, the deposit in trust and our legal release from the Notes as discussed above would be treated as a taxable exchange of the Notes. We encourage prospective holders to consult with their own tax advisors as to the specific consequences of a Legal Defeasance.

If we were to effect a Legal Defeasance with respect to a series of Notes as described above, holders of such Notes would rely solely on the amounts deposited with the trustee with respect to payments due under such Notes and we would not be responsible for any such payments in the event of a shortfall.

Covenant Defeasance

We can legally release ourselves from certain covenants applicable to any series of Exchange Notes under the indenture (such release, a “Covenant Defeasance”) if certain conditions under the indenture are satisfied, including:

•

if we irrevocably deposit with the trustee cash, government obligations or a combination of cash and government obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued and unpaid interest on the applicable series of Notes through the stated maturity or redemption date of such Notes; and

•

we deliver a legal opinion to the trustee to the effect that holders of such Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, and in the same manner and at the same times, as would have been the case if such Covenant Defeasance had not occurred.

If we were to effect a Covenant Defeasance with respect to a series of Notes as described above, we would still be responsible for payments with respect to such Notes in the event of a shortfall in the funds deposited with the trustee.

Modification of the Indenture; Waiver

Under the indenture our rights and obligations and the rights of the holders may be modified with the consent of the holders of a majority in aggregate principal amount of the outstanding Exchange Notes of each series affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, is effective against any holder without its consent. In addition, we may supplement the indenture to create new series of notes and for certain other purposes, without the consent of any holders of Exchange Notes.

The holders of a majority of the outstanding Exchange Notes of all series under the indenture with respect to which a default has occurred and is continuing may waive a default for all those series, except a default in the payment of principal or interest, or any premium, on any Exchange Notes or a default with respect to a covenant or provision which cannot be amended or modified without the consent of the holder of each outstanding Exchange Notes of the series affected.

No Personal Liability

No affiliate, director, officer or organizer of us, as such, will have any liability for any of our obligations under the Exchange Notes or the indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of

Exchange Notes, by accepting such Exchange Notes, waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Exchange Notes. The waiver may not be effective to waive liabilities under the U.S. federal securities laws or other applicable securities laws.

Concerning the Trustee

The Bank of New York Mellon Trust Company, N.A. (the “trustee”) is the trustee under the indenture. We and certain of our affiliates maintain deposit accounts and banking relationships with The Bank of New York Mellon Trust Company, N.A. The Bank of New York Mellon Trust Company, N.A. also serves, and may in the future serve, as trustee under other indentures pursuant to which securities of ours or of certain of our affiliates are outstanding. Affiliates of The Bank of New York Mellon Trust Company, N.A. have purchased, and are likely to purchase in the future, our securities and securities of our affiliates. The trustee will perform only those duties that are specifically described in the indenture unless an event of default under the indenture occurs and is continuing. The trustee is under no obligation to exercise any of its powers under the indenture at the request of any holder of Notes unless that holder offers reasonable indemnity to the trustee against the costs, expenses and liabilities which it might incur as a result.

The indenture permits us to name a different trustee for individual series of Notes. If named, a series trustee performs the duties that would otherwise be performed by the trustee under the indenture with respect to that series; the series trustee will have no greater liabilities or obligations and will be entitled to all the rights and exculpations with respect to such series that would otherwise be available to the trustee. If a series trustee is named, the trustee under the indenture will have no responsibility with respect to that series.

The Bank of New York Mellon Trust Company, N.A. administers its corporate trust business at 240 Greenwich Street, New York, NY 10286 or such other address as the trustee may notify to the Company from time to time.

Governing Law

The indenture and the Notes will be governed by, and construed in accordance with, the law of the State of New York, including Section 5-1401 of the New York General Obligations Law, but otherwise without regard to conflict of laws rules.

Global Notes; Book-Entry System

The Initial Notes of each series were, and the Exchange Notes of each series will be, issued under a book-entry system in the form of one or more global notes (each, a “Global Note”). Each Global Note with respect to the Initial Notes was, and each Global Note with respect to the Exchange Notes will be, deposited with, or on behalf of, a depositary, which will be The Depository Trust Company, New York, New York (the “Depositary”). The Global Notes with respect to the Initial Notes were, and the Global Notes with respect to the Exchange Notes will be, registered in the name of the Depositary or its nominee.

The Initial Notes were not issued in certificated form and, except under the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to physical delivery of the Notes in certificated form. The Global Notes may not be transferred except as a whole by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any nominee to a successor of the Depositary or a nominee of such successor.

The Depositary is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds securities that its participants (“Direct Participants”) deposit with the Depositary. The Depositary also facilitates the post-trade settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, including Euroclear Bank S.A./N.V. as operator of the Euroclear System and Clearstream Banking, société anonyme. The Depositary is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC, in turn, is owned by a number of Direct Participants and Members of the National Securities Clearing Corporation, Government Securities Clearing Corporation, MBS Clearing Corporation and Emerging Markets Clearing Corporation, also subsidiaries of DTCC, as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to the Depositary system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The rules applicable to the Depositary and its Direct and Indirect Participants are on file with the SEC.

Purchases of the securities under the Depositary system must be made by or through Direct Participants, which will receive a credit for the securities on the Depositary’s records. The ownership interest of each Beneficial Owner of each security is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from the Depositary of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the securities are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in securities, except in the event that use of the book-entry system for the securities is discontinued.

To facilitate subsequent transfers, all Notes deposited by Direct Participants with the Depositary will be registered in the name of the Depositary’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of the Depositary. The deposit of Notes with the Depositary and their registration in the name of Cede & Co. or such other nominee effect no change in beneficial ownership. The Depositary has no knowledge of the actual Beneficial Owners of the Notes; the Depositary’s records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither the Depositary nor Cede & Co. (nor any other nominee of the Depositary) will consent or vote with respect to the Notes unless authorized by a Direct Participant in accordance with the Depositary’s procedures. Under its usual procedures, the Depositary mails an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the securities are credited on the record date (identified in a listing attached to the omnibus proxy).

Principal (and premium, if any) and interest payments on the Notes and any redemption payments will be made to Cede & Co. (or such other nominee as may be requested by an authorized representative of the Depositary). The Depositary’s practice is to credit Direct Participants’ accounts upon the Depositary’s receipt of funds and corresponding detail information from us or the trustee on the payable date in accordance with their respective holdings shown on the Depositary’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not of the Depositary, the trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal (and premium, if any), interest and any redemption proceeds to Cede & Co. (or such other nominee as may be requested by an authorized representative of the Depositary) is our responsibility, disbursements of such payments to Direct Participants shall be the responsibility of the Depositary, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

The Depositary may discontinue providing its services as securities depositary with respect to the Notes at any time by giving reasonable notice to us or the trustee. Under such circumstances, in the event that a successor securities depositary is not obtained, certificated Notes are required to be printed and delivered. We may decide to discontinue use of the system of book-entry transfers through the Depositary (or a successor securities depositary). In that event, certificated Notes of each series will be printed and delivered.

The information in this section concerning the Depositary and the Depositary’s book-entry system has been obtained from sources that we believe to be reliable but has not been independently verified by us, the initial purchasers or the trustee.

A Global Note of any series may not be transferred except as a whole by the Depositary to a nominee or successor of the Depositary or by a nominee of the Depositary to another nominee of the Depositary. A Global Note of any series representing Notes of such series is exchangeable, in whole but not in part, for Notes of such series in definitive form of like tenor and terms if (1) the Depositary notifies us that it is unwilling or unable to continue as depositary for such Global Note or if at any time the Depositary is no longer eligible to be or in good standing as a “clearing agency” registered under the Exchange Act, and in either case, a successor depositary is not appointed by us within 120 days of receipt by us of such notice or of our becoming aware of such ineligibility, (2) while such Global Note is subject to the transfer restrictions described under “Transfer Restrictions,” the book-entry interests in such Global Note cease to be eligible for Depositary services because such Notes are neither (a) rated in one of the top four categories by a nationally recognized statistical rating organization nor (b) included within a Self-Regulatory

Organization system approved by the SEC for the reporting of quotation and trade information of securities eligible for transfer pursuant to Rule 144A, or (3) we in our sole discretion (subject to the procedures of the Depositary) at any time determine not to have such Notes represented by a Global Note and notify the trustee thereof. A Global Note of any series exchangeable pursuant to the preceding sentence shall be exchangeable for Notes of such series registered in such names and in such authorized denominations as the Depositary shall direct.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes certain U.S. federal income tax consequences of the exchange of Initial Notes for Exchange Notes. This discussion is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the U.S. Treasury Regulations promulgated thereunder, administrative pronouncements, rulings and judicial decisions, all as in effect on the date hereof and all of which are subject to change or differing interpretations, possibly with retroactive effect. This summary addresses only the U.S. federal income tax consequences applicable to holders of Initial Notes that acquired the Initial Notes at their initial offering for an amount of cash equal to their issue price and held the Initial Notes as “capital assets” within the meaning of Section 1221 of the Code.

This summary does not address all of the U.S. federal income tax considerations that may be relevant to a particular holder in light of the holder’s individual circumstances or to holders subject to special rules under U.S. federal income tax laws, such as banks and other financial institutions, insurance companies, real estate investment trusts, regulated investment companies, tax-exempt organizations, entities and arrangements classified as partnerships for U.S. federal income tax purposes and other pass-through entities, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting, persons liable for U.S. federal alternative minimum tax, U.S. holders whose functional currency is not the U.S. dollar, U.S. expatriates, and persons holding notes as part of a “straddle,” “hedge,” “conversion transaction,” or other integrated investment. The discussion does not address any foreign, state, local or non-income tax consequences of the exchange of Initial Notes for Exchange Notes.

This discussion is for general information purposes only, and is not intended to be and should not be construed to be, legal or tax advice to any particular holder. Holders are urged to consult their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situations, the consequences under federal estate or gift tax laws, as well as foreign, state, or local laws and tax treaties, and the possible effects of changes in tax laws.

U.S. Federal Income Tax Consequences of the Exchange Offer to Holders of Initial Notes

The exchange of Initial Notes for Exchange Notes pursuant to the Exchange Offer is not expected to be a taxable exchange for U.S. federal income tax purposes. Holders of Initial Notes are not expected to realize any taxable gain or loss as a result of such exchange and are expected to have the same adjusted issue price, tax basis, and holding period in the Exchange Notes as they had in the Initial Notes immediately before the exchange. The U.S. federal income tax consequences of holding and disposing of the Exchange Notes are expected to be the same as those applicable to the Initial Notes.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase of the Exchange Notes by employee benefit plans that are subject to Title I of the United States Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans and other arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-United States or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” within the meaning of 29 C.F.R. Section 2510.3 101 (as modified by Section 3(42) of ERISA) of any such plan, account or arrangement (each, a “Plan”).

General Fiduciary Matters

ERISA, the Code and Similar Laws may impose certain duties on persons who are fiduciaries and other interested parties of a Plan and may prohibit certain transactions involving the assets of a Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of a Plan or the management or disposition of the assets of a Plan, or who renders investment advice for a fee or other compensation to a Plan, is generally considered to be a fiduciary of the Plan.

In considering an investment in the Exchange Notes of a portion of the assets of any Plan, a Plan fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Each Plan fiduciary should consider the fact that neither us nor any of our affiliates (the “Transaction Parties”) is acting, or will act, as a fiduciary to any Covered Plan with respect to the decision to purchase or hold the notes in connection with the initial offer and sale and is not undertaking to provide impartial investment advice, or to give advice in a fiduciary capacity, with respect to such decision. All communications, correspondence and materials from the Transaction Parties with respect to the notes are intended to be general in nature and are not directed at any specific purchaser of the notes, and do not constitute advice regarding the advisability of investment in the notes for any specific purchaser. The decision to acquire the Exchange Notes must be made solely by each prospective Plan purchaser on an arm’s length basis.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of Section 3(14) of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction, or the fiduciary of a Plan engaged in such transaction, may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition, holding, and/or disposition of Exchange Notes by an ERISA Plan with respect to which we, an underwriter, or a guarantor is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the United States Department of Labor has issued prohibited transaction class exemptions, or “PTCEs,” that may apply to the acquisition and holding of the Exchange Notes. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide relief from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions, provided that neither the party-in-interest nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction and provided further that the Plan receives no less, pays no more than adequate consideration in connection with the transaction. There can be no assurance that all of the conditions of any such exemptions will be satisfied, that any class exemption or any other exemption will be available with respect to any particular transaction, or that, if an exemption is available, it will cover all aspects of any particular transaction involving the Exchange Notes.

Plans and entities that are (or whose assets constitute the assets of) governmental plans (as defined in Section 3(32) of ERISA), church plans (as defined in section 3(33) of ERISA) that have not made an election under section 410(d) of the Code and non-U.S.

plans, while not subject to the fiduciary responsibility provisions of Title I of ERISA or the prohibited transaction provisions of Title I of ERISA or Section 4975 of the Code may nevertheless be subject to Similar Laws that include similar requirements. Fiduciaries of any such plans should consult with their counsel before purchasing any notes.

Because of the foregoing, the Exchange Notes should not be purchased or held by any person investing “plan assets” of any Plan, unless such purchase and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or a similar violation of any applicable Similar Laws.

Representation

Accordingly, by acceptance of a Note, each purchaser and subsequent transferee of a Note will be deemed to have represented and warranted (in both an individual and representative capacity, if any) that either (i) no portion of the assets used by such purchaser or transferee to acquire or hold the Exchange Notes constitutes assets of any Plan or (ii) the purchase and holding of the Exchange Notes by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all inclusive, nor should it be construed as legal advice. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the Exchange Notes on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase and holding of the Exchange Notes. Further, this prospectus contains no recommendation as to the suitability of the Exchange Notes (or an interest therein) as an investment by any Plan under ERISA and any Similar Laws.

PLAN OF DISTRIBUTION

Based on existing interpretations of the Securities Act by the staff of the SEC set forth in several no-action letters to third parties, and subject to the immediately following sentence, we believe that the Exchange Notes that will be issued pursuant to the Exchange Offer may be offered for resale, resold and otherwise transferred by the holders thereof without further compliance with the registration and prospectus delivery provisions of the Securities Act. However, any purchaser of Notes who is an “affiliate” (within the meaning of the Securities Act) of ours or who intends to participate in the Exchange Offer for the purpose of distributing the Exchange Notes or a broker-dealer (within the meaning of the Securities Act) that acquired Initial Notes in a transaction other than as part of its market-making or other trading activities and who has arranged or has an understanding with any person to participate in the distribution of the Exchange Notes: (1) will not be able to rely on the interpretations by the staff of the SEC set forth in the above-mentioned no-action letters; (2) will not be able to tender its Initial Notes in the Exchange Offer; and (3) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the Notes unless such sale or transfer is made pursuant to an exemption from such requirements.

Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer acknowledges that it will deliver a prospectus in connection with any resale of such Exchange Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Initial Notes where such Initial Notes were acquired as a result of market-marketing activities or other trading activities. We have agreed that, for a period of 120 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

We will not receive any proceeds from any such sale of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 120 days after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the Exchange Offer (including the expenses of one counsel for the holders of the notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Certain legal matters in connection with the Exchange Notes will be passed upon by Gibson, Dunn & Crutcher LLP, New York, New York, as our counsel. Certain matters of Delaware law have been passed upon for us by Anne E. Bomar, our Senior Vice President and General Counsel.

EXPERTS

The financial statements of Eastern Gas Transmission and Storage, Inc. and its subsidiaries as of December 31, 2021 and 2020, and for each of the three years in the period ended December 31, 2021, included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-4 with the SEC with respect to the exchange notes offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information in the registration statement or the exhibits and schedules that are part of the registration statement. For further information on our company and the exchange notes we are offering, you should review the registration statement, including the documents filed as exhibits. Upon effectiveness of the registration statement of which this prospectus forms a part, we will be subject to the periodic reporting and other informational requirements of the Exchange Act and in accordance therewith will file annual, quarterly and other reports and information with the SEC, which will be posted on our website, which can be accessed at www.bhegts.com/our-businesses/EGTS. The SEC maintains a website that contains reports, proxy and information statements and other materials that are filed through the SEC’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system. This website can be accessed at http://www.sec.gov.

Any required documents should be sent or delivered by each holder of Initial Notes or such holder’s broker, dealer, commercial bank, trust company or other nominee to the exchange agent at its address or facsimile number set forth below.

The exchange agent for the Exchange Offer is:

The Bank of New York Mellon Trust Company, N.A.

c/o BNY Mellon

Corporate Trust Operations – Reorganization Unit

2001 Bryan Street, 10th Floor

Dallas, Texas 75201

Attn: Tiffany Castor

Tel: 315-414-3034

Fax: 732-667-9408

Email: CT_Reorg_Unit_Inquiries@bnymellon.com

Page Number

Consolidated Statements of Cash Flows	F-7

Notes to Consolidated Financial Statements	F-8

Page Number

F-i

DEFINITION OF ABBREVIATIONS AND INDUSTRY TERMS

The following abbreviations or acronyms used in this document are defined below:

Abbreviation or Acronym	Definition

BHE	Berkshire Hathaway Energy Company

Customer Revenue	Revenue from contracts with customers

EGTS	Eastern Gas Transmission and Storage, Inc. and its subsidiaries

FERC	Federal Energy Regulatory Commission

GAAP	Accounting principles generally accepted in the United States of America

MidAmerican Energy	MidAmerican Energy Company

EASTERN GAS TRANSMISSION AND STORAGE, INC.

CONSOLIDATED BALANCE SHEETS (Unaudited)

(Amounts in millions)

	As of
	March 31, 2022	December 31, 2021

ASSETS

Current assets:

Cash and cash equivalents	$13	$11

Restricted cash and cash equivalents	17	15

Trade receivables, net	70	98

Receivables from affiliates	18	9

Inventories	49	48

Income taxes receivable	14	19

Prepayments	35	35

Natural gas imbalances	104	94

Other current assets	4	10

Total current assets	324	339

Property, plant and equipment, net	4,440	4,440

Deferred income taxes	186	199

Affiliated notes receivable	2	3

Other assets	123	120

Total assets	$5,075	$5,101

The accompanying notes are an integral part of these consolidated financial statements.

EASTERN GAS TRANSMISSION AND STORAGE, INC.

CONSOLIDATED BALANCE SHEETS (Unaudited) (continued)

(Amounts in millions, except share data)

	As of
	March 31, 2022	December 31, 2021

LIABILITIES AND SHAREHOLDER’S EQUITY

Current liabilities:

Accounts payable	$26	$54

Accounts payable to affiliates	5	13

Accrued interest	23	7

Accrued property, income and other taxes	53	71

Accrued employee expenses	18	12

Notes payable	—	68

Customer and security deposits	17	15

Asset retirement obligations	32	33

Regulatory liabilities	24	25

Other current liabilities	44	30

Total current liabilities	242	328

Long-term debt	1,581	1,581

Regulatory liabilities	516	507

Other long-term liabilities	140	145

Total liabilities	2,479	2,561

Commitments and contingencies (Note 8)

Shareholder’s equity:

Common stock—$10,000 par value, 75,000 shares authorized and 60,101 issued and outstanding	609	609

Additional paid-in capital	1,241	1,241

Retained earnings	776	721

Accumulated other comprehensive loss, net	(30)	(31)

Total shareholder’s equity	2,596	2,540

Total liabilities and shareholder’s equity	$5,075	$5,101

The accompanying notes are an integral part of these consolidated financial statements.

EASTERN GAS TRANSMISSION AND STORAGE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

(Amounts in millions)

	Three-Month Periods Ended March 31,
	2022	2021

Operating revenue	$223	$241

Operating expenses:

Excess gas	(3)	(1)

Operations and maintenance	84	92

Depreciation and amortization	43	40

Property and other taxes	9	16

Total operating expenses	133	147

Operating income	90	94

Other income (expense):

Interest expense	(17)	(22)

Allowance for equity funds	1	1

Other, net	—	1

Total other income (expense)	(16)	(20)

Income before income tax expense	74	74

Income tax expense	19	18

Net income	$55	$56

The accompanying notes are an integral part of these consolidated financial statements.

EASTERN GAS TRANSMISSION AND STORAGE, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)

(Amounts in millions)

	Three-Month Periods Ended March 31,
	2022	2021

Net income	$55	$56

Other comprehensive income, net of tax:

Unrealized gains on cash flow hedges, net of tax of $— and $—	1	—

Total other comprehensive income, net of tax	1	—

Comprehensive income	$56	$56

The accompanying notes are an integral part of these consolidated financial statements.

EASTERN GAS TRANSMISSION AND STORAGE, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Unaudited)

(Amounts in millions, except shares)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss, Net	Total Equity
	Shares	Amount

Balance, December 31, 2020	60,101	$609	$929	$641	$—	$2,179

Net income	—	—	—	56	—	56

Contributions	—	—	11	—	—	11

Dividends	—	—	—	(18)	—	(18)

Balance, March 31, 2021	60,101	$609	$940	$679	$—	$2,228

Balance, December 31, 2021	60,101	$609	$1,241	$721	$(31)	$2,540

Net income	—	—	—	55	—	55

Other comprehensive income	—	—	—	—	1	1

Balance, March 31, 2022	60,101	$609	$1,241	$776	$(30)	$2,596

The accompanying notes are an integral part of these consolidated financial statements.

EASTERN GAS TRANSMISSION AND STORAGE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(Amounts in millions)

	Three-Month Periods Ended March 31,
	2022	2021

Cash flows from operating activities:

Net income	$55	$56

Adjustments to reconcile net income to net cash flows from operating activities:

Depreciation and amortization	43	40

Allowance for equity funds	(1)	(1)

Changes in regulatory assets and liabilities	(6)	2

Deferred income taxes	13	20

Other, net	3	(4)

Changes in other operating assets and liabilities:

Trade receivables and other assets	31	37

Receivables from affiliates	(9)	(4)

Pension and other postretirement benefit plans	—	(12)

Accrued property, income and other taxes	(18)	(14)

Accounts payable and other liabilities	25	(16)

Accounts payable to affiliates	(8)	18

Net cash flows from operating activities	128	122

Cash flows from investing activities:

Capital expenditures	(53)	(37)

Other, net	(3)	—

Net cash flows from investing activities	(56)	(37)

Cash flows from financing activities:

Repayment of notes payable, net	(68)	(60)

Dividends paid	—	(18)

Net cash flows from financing activities	(68)	(78)

Net change in cash and cash equivalents and restricted cash and cash equivalents	4	7

Cash and cash equivalents and restricted cash and cash equivalents at beginning of period	26	23

Cash and cash equivalents and restricted cash and cash equivalents at end of period	$30	$30

The accompanying notes are an integral part of these consolidated financial statements.

EASTERN GAS TRANSMISSION AND STORAGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(1) General

EGTS conducts business activities consisting of FERC-regulated interstate natural gas transmission pipeline and underground storage. EGTS’ operations include transmission pipelines in Maryland, New York, Ohio, Pennsylvania, Virginia and West Virginia. EGTS also operates one of the nation’s largest underground natural gas storage systems located in New York, Pennsylvania and West Virginia. EGTS is a wholly owned subsidiary of Eastern Energy Gas Holdings, LLC, which is an indirect wholly owned subsidiary of BHE. BHE is a holding company based in Des Moines, Iowa that owns subsidiaries principally engaged in the energy industry. BHE is a consolidated subsidiary of Berkshire Hathaway Inc.

The unaudited Consolidated Financial Statements have been prepared in accordance with GAAP for interim financial information and the United States Securities and Exchange Commission’s rules and regulations for Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the disclosures required by GAAP for annual financial statements. Management believes the unaudited Consolidated Financial Statements contain all adjustments (consisting only of normal recurring adjustments) considered necessary for the fair presentation of the unaudited Consolidated Financial Statements as of March 31, 2022 and for the three-month periods ended March 31, 2022 and 2021. The results of operations for the three-month period ended March 31, 2022 are not necessarily indicative of the results to be expected for the full year. EGTS has evaluated subsequent events through July 7, 2022, which is the date the unaudited Consolidated Financial Statements were available to be issued.

The preparation of the unaudited Consolidated Financial Statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the unaudited Consolidated Financial Statements and the reported amounts of revenue and expenses during the period. Actual results may differ from the estimates used in preparing the unaudited Consolidated Financial Statements. Note 2 of Notes to Consolidated Financial Statements included in EGTS’ audited Consolidated Financial Statements for the year ended December 31, 2021 describes the most significant accounting policies used in the preparation of the unaudited Consolidated Financial Statements. There have been no significant changes in EGTS’ assumptions regarding significant accounting estimates and policies during the three-month period ended March 31, 2022.

(2) Property, Plant and Equipment, Net

Property, plant and equipment, net consists of the following (in millions):

		As of
	Depreciable Life	March 31, 2022	December 31, 2021
Interstate natural gas pipeline and storage assets	29 - 41 years	$6,603	$6,517
Intangible plant	5 - 40 years	74	74

Plant in-service		6,677	6,591
Accumulated depreciation and amortization		(2,365)	(2,339)

Plant in-service, net		4,312	4,252

Construction work-in-progress		128	188

Property, plant and equipment, net		$4,440	$4,440

(3) Regulatory Matters

In September 2021, EGTS filed a general rate case for its FERC-jurisdictional services, with proposed rates to be effective November 1, 2021. EGTS’ previous general rate case was settled in 1998. EGTS proposed an annual cost-of-service of approximately $1.1 billion, and requested increases in various rates, including general system storage rates by 85% and general system transportation rates by 60%. In October 2021, the FERC issued an order that accepted the November 1, 2021 effective date for certain changes in rates, while suspending the other changes for five months following the proposed effective date, until April 1, 2022, subject to refund and the outcome of hearing procedures. In June 2022, the parties reached an agreement in principle and the litigation procedural schedule was ordered held in abeyance for 90 days to enable the parties to finalize a settlement. The settlement is expected to be filed by September 30, 2022.

(4) Investments and Restricted Cash and Cash Equivalents

Investments and restricted cash and cash equivalents consists of the following (in millions):

	As of
	March 31, 2022	December 31, 2021
Investments:
Investment funds	$15	$13

Total investments	15	13

Restricted cash and cash equivalents:
Customer deposits	17	15

Total restricted cash and cash equivalents	17	15

Total investments and restricted cash and cash equivalents	$32	$28

Reflected as:
Current assets	$17	$15
Noncurrent assets	15	13

Total investments and restricted cash and cash equivalents	$32	$28

Cash and Cash Equivalents and Restricted Cash and Cash Equivalents

Cash equivalents consist of funds invested in money market mutual funds, U.S. Treasury Bills and other investments with a maturity of three months or less when purchased. Cash and cash equivalents exclude amounts where availability is restricted by legal requirements, loan agreements or other contractual provisions. Restricted cash and cash equivalents consist of customer deposits as allowed under the FERC gas tariff. A reconciliation of cash and cash equivalents and restricted cash and cash equivalents as presented in the Consolidated Statements of Cash Flows is outlined below and disaggregated by the line items in which they appear on the Consolidated Balance Sheets (in millions):

	As of
	March 31, 2022	December 31, 2021
Cash and cash equivalents	$13	$11
Restricted cash and cash equivalents	17	15

Total cash and cash equivalents and restricted cash and cash equivalents	$30	$26

(5) Income Taxes

A reconciliation of the federal statutory income tax rate to the effective income tax rate applicable to income before income tax expense is as follows:

	Three-Month Periods Ended March 31,
	2022	2021
Federal statutory income tax rate	21%	21%
State income tax, net of federal income tax benefit	5	6
Effects of ratemaking	—	(3)

Effective income tax rate	26%	24%

EGTS, as a subsidiary of BHE, is included in Berkshire Hathaway Inc.’s U.S. federal income tax return. Consistent with established regulatory practice, EGTS’ provisions for income tax have been computed on a stand-alone basis, and substantially all of its currently payable or receivable income tax is remitted to or received from BHE. EGTS made no cash payments for income tax to BHE for the three-month periods ended March 31, 2022 and 2021.

(6) Employee Benefit Plans

EGTS is a participant in benefit plans sponsored by MidAmerican Energy, an affiliate. The MidAmerican Energy Company Retirement Plan includes a qualified pension plan that provides pension benefits for eligible employees. The MidAmerican Energy Company Welfare Benefit Plan provides certain postretirement health care and life insurance benefits for eligible retirees on behalf of EGTS. EGTS contributed $3 million to the MidAmerican Energy Company Retirement Plan and $1 million to the MidAmerican Energy Company Welfare Benefit Plan for the three-month period ended March 31, 2022. Amounts attributable to EGTS were allocated from MidAmerican Energy in accordance with the intercompany administrative service agreement. Offsetting regulatory assets and liabilities have been recorded related to the amounts not yet recognized as a component of net periodic benefit costs that will be included in regulated rates. As of March 31, 2022 and December 31, 2021, EGTS’ net amount due to MidAmerican Energy associated with these plans and primarily reflected in other long-term liabilities on the Consolidated Balance Sheets was $76 million.

(7) Fair Value Measurements

The carrying value of EGTS’ cash, certain cash equivalents, receivables, payables, accrued liabilities and short-term borrowings approximates fair value because of the short-term maturity of these instruments. EGTS has various financial assets and liabilities that are measured at fair value on the Consolidated Financial Statements using inputs from the three levels of the fair value hierarchy. A financial asset or liability classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. The three levels are as follows:

•	Level 1—Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that EGTS has the ability to access at the measurement date.

•

Level 2—Inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

•

Level 3—Unobservable inputs reflect EGTS’ judgments about the assumptions market participants would use in pricing the asset or liability since limited market data exists. EGTS develops these inputs based on the best information available, including its own data.

The following table presents EGTS’ financial assets and liabilities recognized on the Consolidated Balance Sheets and measured at fair value on a recurring basis (in millions):

	Input Levels for Fair Value Measurements
	Level 1	Level 2	Level 3	Total
As of March 31, 2022
Assets:
Equity securities:
Investment funds	$15	$—	$—	$15

	$15	$—	$—	$15

Liabilities:
Commodity derivatives	$—	$(2)	$—	$(2)

	$—	$(2)	$—	$(2)

As of December 31, 2021
Assets:
Equity securities:
Investment funds	$13	$—	$—	$13

	$13	$—	$—	$13

EGTS’ investments in investment funds are stated at fair value. When available, a readily observable quoted market price or net asset value of an identical security in an active market is used to record the fair value.

Derivative contracts are recorded on the Consolidated Balance Sheets as either assets or liabilities and are stated at estimated fair value unless they are designated as normal purchase or normal sales and qualify for the exception afforded by GAAP. When available, the fair value of derivative contracts is estimated using unadjusted quoted prices for identical contracts in the market in which EGTS transacts. When quoted prices for identical contracts are not available, EGTS uses forward price curves. Forward price curves represent EGTS’ estimates of the prices at which a buyer or seller could contract today for delivery or settlement at future dates. EGTS bases its forward price curves upon market price quotations, when available, or internally developed and commercial models, with internal and external fundamental data inputs. Market price quotations are obtained from independent brokers, exchanges, direct communication with market participants and actual transactions executed by EGTS. Market price quotations are generally readily obtainable for the applicable term of EGTS’ outstanding derivative contracts; therefore, EGTS’ forward price curves reflect observable market quotes. Market price quotations for certain natural gas trading hubs are not as readily obtainable due to the length of the contracts. Given that limited market data exists for these contracts, as well as for those contracts that are not actively traded, EGTS uses forward price curves derived from internal models based on perceived pricing relationships to major trading hubs that are based on unobservable inputs. The estimated fair value of these derivative contracts is a function of underlying forward commodity prices, related volatility, counterparty creditworthiness and duration of contracts.

EGTS’ long-term debt is carried at cost, including unamortized premiums, discounts and debt issuance costs as applicable, on the Consolidated Financial Statements. The fair value of EGTS’ long-term debt is a Level 2 fair value measurement and has been estimated based upon quoted market prices, where available, or at the present value of future cash flows discounted at rates consistent with comparable maturities with similar credit risks. The following table presents the carrying value and estimated fair value of EGTS’ long-term debt (in millions):

	As of March 31, 2022		As of December 31, 2021
	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt	$1,581	$1,599	$1,581	$1,812

(8) Commitments and Contingencies

Legal Matters

EGTS is party to a variety of legal actions arising out of the normal course of business. Plaintiffs occasionally seek punitive or exemplary damages. EGTS does not believe that such normal and routine litigation will have a material impact on its consolidated financial results.

Environmental Laws and Regulations

EGTS is subject to federal, state and local laws and regulations regarding climate change, air and water quality, emissions performance standards, hazardous and solid waste disposal, protected species and other environmental matters that have the potential to impact its current and future operations. EGTS believes it is in material compliance with all applicable laws and regulations.

(9) Revenue from Contracts with Customers

The following table summarizes EGTS’ Customer Revenue by regulated and other, with further disaggregation of regulated by line of business (in millions):

	Three-Month Periods Ended March 31,
	2022	2021
Customer Revenue:
Regulated:
Gas transportation	$165	$159
Gas storage	47	48
Wholesale	—	17

Total regulated	212	224

Management services and other revenues	18	18

Total customer revenue	230	242

Other revenue(1)	(7)	(1)

Total operating revenue	$223	$241

(1)

Other revenue consists primarily of revenue recognized in accordance with Accounting Standards Codification 815, “Derivative and Hedging” and includes unrealized gains and losses for derivatives not designated as hedges related to natural gas sales contracts.

Remaining Performance Obligations

The following table summarizes EGTS’ revenue it expects to recognize in future periods related to significant unsatisfied remaining performance obligations for fixed contracts with expected durations in excess of one year as of March 31, 2022 (in millions):

Performance obligations expected to be satisfied
Less than 12 months	More than 12 months	Total
$888	$4,224	$5,112

DEFINITION OF ABBREVIATIONS AND INDUSTRY TERMS

The following abbreviations or acronyms used in this document are defined below:

Abbreviation or Acronym	Definition

AFUDC	Allowance for Funds Used During Construction

AOCI	Accumulated Other Comprehensive Income (Loss)

ARO	Asset Retirement Obligation

Atlantic Coast Pipeline	Atlantic Coast Pipeline, LLC

BHE	Berkshire Hathaway Energy Company

BHE GT&S	BHE GT&S, LLC and its subsidiaries

Customer Revenue	Revenue from contracts with customers

DEI	Dominion Energy, Inc.

DES	Dominion Energy Services, Inc.

Eastern Energy Gas	Eastern Energy Gas Holdings, LLC and its subsidiaries

EGTS	Eastern Gas Transmission and Storage, Inc. and its subsidiaries

EPA	United States Environmental Protection Agency

FERC	Federal Energy Regulatory Commission

GAAP	Accounting principles generally accepted in the United States of America

GHG	Greenhouse Gases

GT&S Transaction	The acquisition of substantially all of the natural gas transmission and storage business of Dominion Energy, Inc., including Eastern Gas Transmission and Storage, Inc., by Berkshire Hathaway Energy Company on November 1, 2020

Hope	Hope Gas, Inc.

LIBOR	London Interbank Offered Rate

MidAmerican Energy	MidAmerican Energy Company

NAAQS	National Ambient Air Quality Standards

NSPS	New Source Performance Standard

OCI	Other Comprehensive Income (Loss)

Supply Header Project	Project previously intended for Eastern Gas Transmission and Storage, Inc. to provide approximately 1,500,000 decatherms of firm transportation service to various customers in connection with the Atlantic Coast Pipeline project

VIE	Variable Interest Entity

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Eastern Gas Transmission and Storage, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Eastern Gas Transmission and Storage, Inc. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the board of directors and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Regulatory Matters—Impact of Rate Regulation on the Financial Statements—Refer to Notes 2 and 7 to the financial statements

Critical Audit Matter Description

The Company prepares its Consolidated Financial Statements in accordance with authoritative guidance for regulated operations, which recognizes the economic effects of regulation. Accordingly, the Company defers the recognition of certain costs or income if it is probable that, through the ratemaking process, there will be a corresponding increase or decrease in future regulated rates. Regulatory assets and liabilities are established to reflect the impacts of these deferrals, which will be recognized in earnings in the periods the corresponding changes in regulated rates occur.

The Company continually evaluates the applicability of the guidance for regulated operations and whether its regulatory assets and liabilities are probable of inclusion in future regulated rates by considering factors such as a change in the regulator’s approach to setting rates from cost-based ratemaking to another form of regulation, other regulatory actions or the impact of competition that could limit the Company’s ability to recover its costs. The Company believes the application of the guidance for regulated operations is appropriate and its existing regulatory assets and liabilities are probable of inclusion in future regulated rates. The evaluation reflects the current political and regulatory climate at the federal and state levels. If it becomes no longer probable that the deferred costs or income will be included in future regulated rates, the related regulatory assets and liabilities will be recognized in net income, returned to customers or re-established as AOCI.

Accounting for the economics of rate regulation impacts multiple financial statement line items and disclosures, such as property, plant, and equipment, net; regulatory assets; regulatory liabilities; operating revenue; operations and maintenance expense; and depreciation and amortization expense; and income tax expense (benefit).

Furthermore, revenue provided by the Company’s interstate natural gas transmission operations is based primarily on rates approved by the FERC.

We identified the impact of rate regulation as a critical audit matter due to the significant judgments made by management to support its assertions about impacted account balances and disclosures and the high degree of subjectivity involved in assessing the impact of future regulatory orders on the financial statements. Management judgments include assessing the likelihood of (1) recovery in future rates of incurred costs and (2) a refund to customers. Given that management’s accounting judgments are based on assumptions about the outcome of future decisions by the FERC, auditing these judgments required specialized knowledge of the accounting for rate regulation and the rate setting process due to its inherent complexities.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the assessment of whether recovery of regulatory assets through future rates or a regulatory liability due to customers is probable included the following, among others:

•	We evaluated the Company’s disclosures related to the impacts of rate regulation, including the balances recorded and regulatory developments.

•

We read relevant regulatory orders issued by the FERC, as well as relevant regulatory statutes, interpretations, procedural memorandums, filings made by interveners, and other publicly available information to assess the likelihood of recovery in future rates or of refunds due to customers based on precedents of the FERC’s treatment of similar costs under similar circumstances. We evaluated the external information and compared to management’s recorded regulatory assets and liability balances for completeness and to assess whether this external information was properly considered by management in concluding upon the financial statement impacts of rate regulation.

•

For regulatory matters in process, we inspected the Company’s filings with the FERC, and the filings with the FERC by intervenors that may impact the Company’s future rates, for any evidence that might contradict management’s assertions.

•

We read and analyzed the minutes of the Board of Directors of the Company, for discussions of changes in legal, regulatory, or business factors which could impact management’s conclusions with respect to the impacted account balances and disclosures of rate regulation.

/s/ Deloitte & Touche LLP

Richmond, VA

July 7, 2022

We have served as the Company’s auditor since 2000.

EASTERN GAS TRANSMISSION AND STORAGE, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in millions)

	As of December 31,
	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	$11	$10
Restricted cash and cash equivalents	15	13
Trade receivables, net	98	95
Receivables from affiliates	9	3
Other receivables	7	45
Inventories	48	48
Income taxes receivable	19	—
Prepayments	35	35
Natural gas imbalances	94	25
Other current assets	3	3

Total current assets	339	277

Property, plant and equipment, net	4,440	4,309
Deferred income taxes	199	354
Affiliated notes receivable	3	7
Other assets	120	127

Total assets	$5,101	$5,074

The accompanying notes are an integral part of these consolidated financial statements.

EASTERN GAS TRANSMISSION AND STORAGE, INC.

CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in millions, except share data)

	As of December 31,
	2021	2020
LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities:
Accounts payable	$54	$47
Accounts payable to affiliates	13	2
Accrued property, income and other taxes	71	65
Accrued employee expenses	12	18
Notes payable	68	81
Asset retirement obligations	33	36
Regulatory liabilities	25	18
Other current liabilities	52	33

Total current liabilities	328	300

Long-term debt	1,581	1,895
Regulatory liabilities	507	525
Other long-term liabilities	145	175

Total liabilities	2,561	2,895

Commitments and Contingencies (Note 15)

Shareholder’s equity:
Common stock—$10,000 par value, 75,000 shares authorized and 60,101 issued and outstanding	609	609
Additional paid-in capital	1,241	929
Retained earnings	721	641
Accumulated other comprehensive loss, net	(31)	—

Total shareholder’s equity	2,540	2,179

Total liabilities and shareholder’s equity	$5,101	$5,074

The accompanying notes are an integral part of these consolidated financial statements.

EASTERN GAS TRANSMISSION AND STORAGE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in millions)

	Years Ended December 31,
	2021	2020	2019
Operating revenue	$891	$916	$981

Operating expenses:
Cost of gas	13	21	3
Operations and maintenance	376	392	477
Depreciation and amortization	166	163	159
Property and other taxes	62	53	59
Disallowance and abandonment of utility plant	(11)	525	13

Total operating expenses	606	1,154	711

Operating income (loss)	285	(238)	270

Other income (expense):
Interest expense	(78)	(89)	(95)
Allowance for borrowed funds	2	5	12
Allowance for equity funds	6	12	16
Other, net	2	62	52

Total other income (expense)	(68)	(10)	(15)

Income (loss) before income tax expense (benefit)	217	(248)	255
Income tax expense (benefit)	61	(67)	52

Net income (loss)	$156	$(181)	$203

The accompanying notes are an integral part of these consolidated financial statements.

EASTERN GAS TRANSMISSION AND STORAGE, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in millions)

	Years Ended December 31,
	2021	2020	2019
Net income (loss)	$156	$(181)	$203

Other comprehensive (loss) income, net of tax:
Unrealized losses on cash flow hedges, net of tax of $(12), $— and $—	(31)	—	—
Unrecognized amounts on retirement benefits, net of tax of $—, $30, and $12	—	77	36

Total other comprehensive (loss) income, net of tax	(31)	77	36

Comprehensive income (loss)	$125	$(104)	$239

The accompanying notes are an integral part of these consolidated financial statements.

EASTERN GAS TRANSMISSION AND STORAGE, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in millions, except shares)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss, Net	Total Equity
	Shares	Amount
Balance, December 31, 2018	60,101	$609	$529	$825	$(113)	$1,850
Net income	—	—	—	203	—	203
Other comprehensive income	—	—	—	—	36	36
Contributions	—	—	360	—	—	360
Dividends	—	—	—	(81)	—	(81)

Balance, December 31, 2019	60,101	609	889	947	(77)	2,368
Net loss	—	—	—	(181)	—	(181)
Other comprehensive income	—	—	—	—	77	77
Dividends	—	—	—	(125)	—	(125)
Acquisition of EGTS by BHE	—	—	40	—	—	40

Balance, December 31, 2020	60,101	609	929	641	—	2,179
Net income	—	—	—	156	—	156
Other comprehensive loss	—	—	—	—	(31)	(31)
Contributions	—	—	312	—	—	312
Dividends	—	—	—	(76)	—	(76)

Balance, December 31, 2021	60,101	$609	$1,241	$721	$(31)	$2,540

The accompanying notes are an integral part of these consolidated financial statements.

EASTERN GAS TRANSMISSION AND STORAGE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in millions)

	Years Ended December 31,
	2021	2020	2019
Cash flows from operating activities:
Net income (loss)	$156	$(181)	$203
Adjustments to reconcile net income (loss) to net cash flows from
(Gains) losses on other items, net	(8)	517	13
Depreciation and amortization	166	163	159
Allowance for equity funds	(6)	(12)	(16)
Changes in regulatory assets and liabilities	—	24	17
Deferred income taxes	93	(121)	(5)
Other, net	(7)	26	(14)
Changes in other operating assets and liabilities:
Trade receivables and other assets	48	49	(56)
Receivables from affiliates	(46)	4	(7)
Pension and other postretirement benefit plans	(17)	(85)	(102)
Accrued property, income and other taxes	(23)	10	4
Accounts payable and other liabilities	—	5	33
Accounts payable to affiliates	11	(32)	(11)

Net cash flows from operating activities	367	367	218

Cash flows from investing activities:
Capital expenditures	(358)	(263)	(277)
Loans to affiliates	(14)	—	—
Repayment of loans by affiliates	19	—	—
Other, net	(4)	(2)	1

Net cash flows from investing activities	(357)	(265)	(276)

Cash flows from financing activities:
(Repayment) issuance of notes payable, net	(13)	34	(234)
Proceeds from equity contributions	20	—	360
Dividends paid	(18)	(125)	(81)
Other, net	4	—	—

Net cash flows from financing activities	(7)	(91)	45

Net change in cash and cash equivalents and restricted cash and cash equivalents	3	11	(13)
Cash and cash equivalents and restricted cash and cash equivalents at beginning of period	23	12	25

Cash and cash equivalents and restricted cash and cash equivalents at end of period	$26	$23	$12

The accompanying notes are an integral part of these consolidated financial statements.

EASTERN GAS TRANSMISSION AND STORAGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Organization and Operations

EGTS conducts business activities consisting of FERC-regulated interstate natural gas transmission pipeline and underground storage. EGTS’ operations include transmission pipelines in Maryland, New York, Ohio, Pennsylvania, Virginia and West Virginia. EGTS also operates one of the nation’s largest underground natural gas storage systems located in New York, Pennsylvania and West Virginia. EGTS is a wholly-owned subsidiary of Eastern Energy Gas. Prior to the GT&S Transaction, Eastern Energy Gas was an indirect wholly-owned subsidiary of DEI. On November 1, 2020, BHE completed its acquisition of substantially all of the natural gas transmission and storage business of DEI. As a result of the GT&S Transaction, Eastern Energy Gas became an indirect wholly-owned subsidiary of BHE. BHE is a holding company based in Des Moines, Iowa that owns subsidiaries principally engaged in the energy industry. BHE is a consolidated subsidiary of Berkshire Hathaway Inc. See Note 3 for more information regarding the GT&S Transaction.

(2) Summary of Significant Accounting Policies

Basis of Consolidation and Presentation

The Consolidated Financial Statements include the accounts of EGTS and its subsidiaries in which it holds a controlling financial interest as of the financial statement date. Intercompany accounts and transactions have been eliminated.

Use of Estimates in Preparation of Financial Statements

The preparation of the Consolidated Financial Statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. These estimates include, but are not limited to, the effects of regulation; recovery of long-lived assets; certain assumptions made in accounting for pension and other postretirement benefits; AROs; income taxes; unbilled revenue; valuation of certain financial assets and liabilities, including derivative contracts; and accounting for contingencies. Actual results may differ from the estimates used in preparing the Consolidated Financial Statements.

Accounting for the Effects of Certain Types of Regulation

EGTS prepares its Consolidated Financial Statements in accordance with authoritative guidance for regulated operations, which recognizes the economic effects of regulation. Accordingly, EGTS defers the recognition of certain costs or income if it is probable that, through the ratemaking process, there will be a corresponding increase or decrease in future regulated rates. Regulatory assets and liabilities are established to reflect the impacts of these deferrals, which will be recognized in earnings in the periods the corresponding changes in regulated rates occur.

EGTS continually evaluates the applicability of the guidance for regulated operations and whether its regulatory assets and liabilities are probable of inclusion in future regulated rates by considering factors such as a change in the regulator’s approach to setting rates from cost-based ratemaking to another form of regulation, other regulatory actions or the impact of competition that could limit EGTS’ ability to recover its costs. EGTS believes the application of the guidance for regulated operations is appropriate and its existing regulatory assets and liabilities are probable of inclusion in future regulated rates. The evaluation reflects the current political and regulatory climate at the federal and state levels. If it becomes no longer probable that the deferred costs or income will be included in future regulated rates, the related regulatory assets and liabilities will be recognized in net income, returned to customers or re-established as AOCI.

Fair Value Measurements

As defined under GAAP, fair value is the price that would be received to sell an asset or paid to transfer a liability between market participants in the principal market or in the most advantageous market when no principal market exists. Adjustments to transaction prices or quoted market prices may be required in illiquid or disorderly markets in order to estimate fair value. Alternative valuation techniques may be appropriate under the circumstances to determine the value that would be received to sell an asset or paid to transfer a liability in an orderly transaction. Market participants are assumed to be independent, knowledgeable, able and willing to transact an exchange and not under duress. Nonperformance or credit risk is considered in determining fair value. Considerable judgment may be required in interpreting market data used to develop the estimates of fair value. Accordingly, estimates of fair value presented herein are not necessarily indicative of the amounts that could be realized in a current or future market exchange.

Cash Equivalents and Restricted Cash and Cash Equivalents

Cash equivalents consist of funds invested in money market mutual funds, United States Treasury Bills and other investments with a maturity of three months or less when purchased. Cash and cash equivalents exclude amounts where availability is restricted by legal requirements, loan agreements or other contractual provisions. Restricted amounts are included in restricted cash and cash equivalents on the Consolidated Balance Sheets.

Allowance for Credit Losses

Trade receivables are primarily short-term in nature and are stated at the outstanding principal amount, net of an estimated allowance for credit losses. The allowance for credit losses is based on EGTS’ assessment of the collectability of amounts owed to EGTS by its customers. This assessment requires judgment regarding the ability of customers to pay or the outcome of any pending disputes. In measuring the allowance for credit losses for trade receivables, EGTS primarily evaluates the financial condition of the individual customer and the nature of any disputed amount. As of December 31, 2021, and 2020, the allowance for credit losses totaled $3 million and $2 million, respectively, and is included in trade receivables, net on the Consolidated Balance Sheets.

Derivatives

EGTS employs a number of different derivative contracts, which may include forwards, futures, options, swaps, and other agreements, to manage its commodity price and interest rate risks. Derivative contracts are recorded on the Consolidated Balance Sheets as either assets or liabilities and are stated at estimated fair value unless they are designated as normal purchases or normal sales and qualify for the exception afforded by GAAP. Derivative balances reflect offsetting permitted under master netting agreements with counterparties and cash collateral paid or received under such agreements. Cash collateral received from or paid to counterparties to secure derivative contract assets or liabilities in excess of amounts offset is included in other current assets on the Consolidated Balance Sheets.

Commodity derivatives used in normal business operations that are settled by physical delivery, among other criteria, are eligible for and may be designated as normal purchases or normal sales. Normal purchases or normal sales contracts are not marked-to-market and settled amounts are recognized as operating revenue or cost of gas on the Consolidated Statements of Operations.

For EGTS’ derivatives not designated as hedging contracts, unrealized gains and losses are recognized on the Consolidated Statements of Operations as operating revenue for derivatives related to natural gas sales contracts.

For EGTS’ derivatives designated as hedging contracts, EGTS formally assesses, at inception and thereafter, whether the hedging contract is highly effective in offsetting changes in the hedged item. EGTS formally documents hedging activity by transaction type and risk management strategy. For derivative instruments that are accounted for as cash flow hedges or fair value hedges, the cash flows from the derivatives and from the related hedged items are classified in operating cash flows.

Changes in the estimated fair value of a derivative contract designated and qualified as a cash flow hedge, to the extent effective, are included on the Consolidated Statements of Changes in Equity as AOCI, net of tax, until the contract settles and the hedged item is recognized in earnings. EGTS discontinues hedge accounting prospectively when it has determined that a derivative contract no longer qualifies as an effective hedge, or when it is no longer probable that the hedged forecasted transaction will occur. When hedge accounting is discontinued because the derivative contract no longer qualifies as an effective hedge, future changes in the estimated fair value of the derivative contract are charged to earnings. Gains and losses related to discontinued hedges that were previously recorded in AOCI will remain in AOCI until the contract settles and the hedged item is recognized in earnings, unless it becomes probable that the hedged forecasted transaction will not occur at which time associated deferred amounts in AOCI are immediately recognized in earnings.

Inventories

Inventories consist mainly of materials and supplies and are determined using the average cost method.

Gas Imbalances

Natural gas imbalances occur when the physical amount of natural gas delivered from, or received by, a pipeline system or storage facility differs from the contractual amount of natural gas delivered or received. EGTS values these imbalances due to, or from, shippers and operators at an appropriate index price at period end, subject to the terms of its tariff for regulated entities. Imbalances are primarily settled in-kind. Imbalances due to EGTS from other parties are reported in natural gas imbalances and imbalances that EGTS owes to other parties are reported in other current liabilities on the Consolidated Balance Sheets.

Property, Plant and Equipment, Net

General

Additions to property, plant and equipment are recorded at cost. EGTS capitalizes all construction-related materials, direct labor and contract services, as well as indirect construction costs. Indirect construction costs include debt and equity AFUDC, as applicable. The cost of additions and betterments are capitalized, while costs incurred that do not improve or extend the useful lives of the related assets are generally expensed.

Depreciation and amortization are generally computed by applying the composite or straight-line method based on estimated useful lives. Depreciation studies are completed by EGTS to determine the appropriate group lives, net salvage and group depreciation rates. These studies are reviewed and rates are ultimately approved by the FERC. Net salvage includes the estimated future residual values of the assets and any estimated removal costs recovered through approved depreciation rates. Estimated removal costs are recorded as either a cost of removal regulatory liability or an ARO liability on the Consolidated Balance Sheets, depending on whether the obligation meets the requirements of an ARO. As actual removal costs are incurred, the associated liability is reduced.

Generally when EGTS retires or sells a component of regulated property, plant and equipment, it charges the original cost, net of any proceeds from the disposition, to accumulated depreciation. Any gain or loss on disposals of all other assets is recorded through earnings.

Debt and equity AFUDC, which represent the estimated costs of debt and equity funds necessary to finance the construction of regulated facilities, is capitalized by EGTS as a component of property, plant and equipment, with offsetting credits to the Consolidated Statements of Operations. AFUDC is computed based on guidelines set forth by the FERC. After construction is completed, EGTS is permitted to earn a return on these costs as a component of the related assets, as well as recover these costs through depreciation expense over the useful lives of the related assets.

Asset Retirement Obligations

EGTS recognizes AROs when it has a legal obligation to perform decommissioning, reclamation or removal activities upon retirement of an asset. EGTS’ AROs are primarily related to the obligations associated with its natural gas pipeline and storage well assets. The fair value of an ARO liability is recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made, and is added to the carrying amount of the associated asset, which is then depreciated over the remaining useful life of the asset. Subsequent to the initial recognition, the ARO liability is adjusted for any revisions to the original estimate of undiscounted cash flows (with corresponding adjustments to property, plant and equipment, net) and for accretion of the ARO liability due to the passage of time. For EGTS, the difference between the ARO liability, the corresponding ARO asset included in property, plant and equipment, net and amounts recovered in rates to satisfy such liabilities is recorded as a regulatory asset or liability.

Impairment

EGTS evaluates long-lived assets for impairment, including property, plant and equipment, when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable or the assets are being held for sale. Upon the occurrence of a triggering event, the asset is reviewed to assess whether the estimated undiscounted cash flows expected from the use of the asset plus the residual value from the ultimate disposal exceeds the carrying value of the asset. If the carrying value exceeds the estimated recoverable amounts, the asset is written down to the estimated fair value and any resulting impairment loss is reflected on the Consolidated Statements of Operations. As substantially all property, plant and equipment is used in regulated businesses, the impacts of regulation are considered when evaluating the carrying value of regulated assets. See Note 7 for more information.

Leases

EGTS has non-cancelable operating leases primarily for office space, office equipment and land and finance leases consisting primarily of natural gas pipeline facilities and vehicles. These leases generally require EGTS to pay for insurance, taxes and maintenance applicable to the leased property. Given the capital intensive nature of the utility industry, it is common for a portion of lease costs to be capitalized when used during construction or maintenance of assets, in which the associated costs will be capitalized with the corresponding asset and depreciated over the remaining life of that asset. Certain leases contain renewal options for varying periods and escalation clauses for adjusting rent to reflect changes in price indices. EGTS does not include options in its lease calculations unless there is a triggering event indicating EGTS is reasonably certain to exercise the option.

EGTS’ accounting policy is to not recognize right-of-use assets and lease obligations for leases with contract terms of one year or less and not separate lease components from non-lease components and instead account for each separate lease component and the non-lease components associated with a lease as a single lease component. Leases will be evaluated for impairment in line with Accounting Standards Codification 360, “Property, Plant and Equipment” when a triggering event has occurred that might affect the value and use of the assets being leased.

EGTS’ operating and finance right-of-use assets are recorded in other assets and the operating and finance lease liabilities are recorded in current and long-term other liabilities accordingly.

Revenue Recognition

EGTS uses a single five-step model to identify and recognize Customer Revenue upon transfer of control of promised goods or services in an amount that reflects the consideration to which EGTS expects to be entitled in exchange for those goods or services. EGTS records sales and excise taxes collected directly from customers and remitted directly to the taxing authorities on a net basis on the Consolidated Statements of Operations.

A majority of EGTS’ Customer Revenue is derived from tariff-based sales arrangements approved by the FERC. These tariff-based revenues are mainly comprised of natural gas transmission and storage services and have performance obligations which are satisfied over time as services are provided.

Revenue recognized is equal to what EGTS has the right to invoice as it corresponds directly with the value to the customer of EGTS’ performance to date and includes billed and unbilled amounts. As of December 31, 2021 and 2020, trade receivables, net on the Consolidated Balance Sheets relate substantially to Customer Revenue, including unbilled revenue of $28 million and $86 million, respectively. Payments for amounts billed are generally due from the customer within 30 days of billing. Rates charged for energy products and services are established by regulators or contractual arrangements that establish the transaction price as well as the allocation of price amongst the separate performance obligations. When preliminary regulated rates are permitted to be billed prior to final approval by the applicable regulator, certain revenue collected may be subject to refund and a liability for estimated refunds is accrued. In the event one of the parties to a contract has performed before the other, EGTS would recognize a contract asset or contract liability depending on the relationship between EGTS’ performance and the customer’s payment. EGTS has recognized contract assets of $19 million and $29 million as of December 31, 2021 and 2020, respectively, and $3 million of contract liabilities as of both December 31, 2021 and 2020, due to EGTS’ performance on certain contracts.

Unamortized Debt Premiums, Discounts and Debt Issuance Costs

Premiums, discounts and debt issuance costs incurred for the issuance of long-term debt are amortized over the term of the related financing using the effective interest method.

Income Taxes

Prior to the GT&S Transaction, DEI included EGTS in its consolidated United States federal income tax return. Subsequent to the GT&S Transaction, Berkshire Hathaway Inc. includes EGTS in its consolidated United States federal income tax return. Consistent with established regulatory practice, EGTS’ provision for income taxes has been computed on a stand-alone return basis.

Deferred income tax assets and liabilities are based on differences between the financial statement and income tax basis of assets and liabilities using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse. Changes in deferred income tax assets and liabilities associated with components of OCI are charged or credited directly to OCI. Changes in deferred income tax assets and liabilities associated with certain property-related basis differences and other various differences that EGTS’ regulated businesses deems probable to be passed on to its customers are charged or credited directly to a regulatory asset or liability and will be included in regulated rates when the temporary differences reverse. Other changes in deferred income tax assets and liabilities are included as a component of income tax expense. Changes in deferred income tax assets and liabilities attributable to changes in enacted income tax rates are charged or credited to income tax expense or a regulatory asset or liability in the period of enactment. Valuation allowances are established when necessary to reduce deferred income tax assets to the amount that is more-likely-than-not to be realized.

In determining EGTS’ income taxes, management is required to interpret complex income tax laws and regulations, which includes consideration of regulatory implications imposed by the FERC. EGTS’ income tax returns are subject to continuous examinations by federal, state and local income tax authorities that may give rise to different interpretations of these complex laws and regulations. Due to the nature of the examination process, it generally takes years before these examinations are completed and these matters are resolved. EGTS recognizes the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the Consolidated Financial Statements from such a position are measured based on the largest benefit that is more-likely-than-not to be realized upon ultimate settlement. Although the ultimate resolution of EGTS’ federal, state and local income tax examinations is uncertain, EGTS believes it has made adequate provisions for these income tax positions. The aggregate amount of any additional income tax liabilities that may result from these examinations, if any, is not expected to have a material impact on EGTS’ consolidated financial results. Estimated interest and penalties, if any, related to uncertain tax positions are included as a component of income tax expense on the Consolidated Statements of Operations.

Segment Information

EGTS currently has one segment, which includes its natural gas pipeline and storage operations.

Subsequent Events

EGTS has evaluated subsequent events through the date that these Consolidated Financial Statements were available to be issued on July 7, 2022.

(3) Business Acquisitions and Dispositions

Acquisition of EGTS by BHE

In July 2020, DEI entered into an agreement to sell substantially all of its gas transmission and storage operations, including EGTS, to BHE. In November 2020, the GT&S Transaction was completed and EGTS became an indirect wholly-owned subsidiary of BHE. DEI retained the assets and obligations of the pension and other postretirement employee benefit plans associated with the operations sold and relating to services provided before closing. The GT&S Transaction was treated as a deemed asset sale for federal and state income tax purposes and all deferred taxes at EGTS were reset to reflect financial and tax basis differences as of November 1, 2020. See Notes 10 and 11 for more information on the GT&S Transaction.

In accordance with the terms of the GT&S Transaction, DEI retained certain assets and liabilities associated with EGTS and settled all affiliated balances. As a result, EGTS recorded a contribution for the reset of deferred taxes of $1.0 billion and $34 million for retained tax liabilities payable to EGTS by DEI, net of distributions of $904 million related to the pension and other postretirement employee benefit plans retained by DEI and $107 million of other pension related amounts. In addition, EGTS decided to forgo recovery of $18 million of certain property, plant and equipment as a result of the GT&S Transaction, included in disallowance and abandonment of utility plant on the Consolidated Statement of Operations.

(4) Property, Plant and Equipment, Net

Property, plant and equipment, net consists of the following as of December 31 (in millions):

	Depreciable Life	2021	2020
Interstate natural gas pipeline and storage assets	29 - 41 years	$6,517	$6,247
Intangible plant	5 - 40 years	74	77

Plant in service		6,591	6,324
Accumulated depreciation and amortization		(2,339)	(2,208)

Plant in service, net		4,252	4,116

Construction work-in-progress		188	193

Property, plant and equipment, net		$4,440	$4,309

(5) Jointly Owned Utility Facilities

Under joint facility ownership agreements with other utilities, EGTS, as a tenant in common, has undivided interests in jointly owned transmission and storage facilities. EGTS accounts for its proportionate share of each facility, and each joint owner has provided financing for its share of each facility. Operating costs of each facility are assigned to joint owners primarily based on their percentage of ownership. Operating costs and expenses on the Consolidated Statements of Operations include EGTS’ share of the expenses of these facilities.

The amounts shown in the table below represent EGTS’ share in each jointly owned facility included in property, plant and equipment, net as of December 31, 2021 (dollars in millions):

	EGTS’ Share	Facility in Service	Accumulated Depreciation and Amortization	Construction Work-in- Progress
Ellisburg Pool	39%	$31	$11	$1
Ellisburg Station	50	26	8	1
Harrison	50	53	18	—
Leidy	50	132	46	7
Oakford	50	200	68	2

Total		$442	$151	$11

(6) Leases

The following table summarizes EGTS’ leases recorded on the Consolidated Balance Sheets as of December 31 (in millions):

	2021	2020
Right-of-use assets:
Operating leases	$20	$30
Finance leases	—	7

Total right-of-use assets	$20	$37

Lease liabilities:
Operating leases	$18	$28
Finance leases	—	5

Total lease liabilities	$18	$33

The following table summarizes EGTS’ lease costs for the years ended December 31 (in millions):

	2021	2020	2019
Operating	$3	$6	$7
Short-term	—	3	4

Total lease costs	$3	$9	$11

Weighted-average remaining lease term (years):
Operating leases	14.7	11.7	11.5
Finance leases	—	4.6	5.5
Weighted-average discount rate:
Operating leases	4.3%	4.4%	4.4%
Finance leases	—%	2.6%	4.1%

The following table summarizes EGTS’ supplemental cash flow information relating to leases for the years ended December 31 (in millions):

	2021	2020	2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$3	$9	$11
Operating cash flows from finance leases	1	—	—
Right-of-use assets obtained in exchange for lease liabilities:
Finance leases	$—	$1	$6

EGTS has the following remaining operating lease commitments as of December 31, 2021 (in millions):

2022	$2
2023	2
2024	2
2025	2
2026	1
Thereafter	16

Total undiscounted lease payments	25
Less—amounts representing interest	(7)

Lease liabilities	$18

(7) Regulatory Matters

Regulatory Assets

Regulatory assets represent costs that are expected to be recovered in future regulated rates. EGTS’ regulatory assets reflected on the Consolidated Balance Sheets consist of the following as of December 31 (in millions):

	Weighted Average Remaining Life	2021	2020
Employee benefit plans(1)	14 years	$58	$65
Other	Various	6	3

Total regulatory assets		$64	$68

Reflected as:
Current assets		$2	$2
Noncurrent assets		62	66

Total regulatory assets		$64	$68

(1)	Represents costs expected to be recovered through future rates generally over the expected remaining service period of plan participants.

EGTS had regulatory assets not earning a return on investment of $64 million and $68 million as of December 31, 2021 and 2020, respectively.

Regulatory Liabilities

Regulatory liabilities represent income to be recognized or amounts to be returned to customers in future periods. EGTS’ regulatory liabilities reflected on the Consolidated Balance Sheets consist of the following as of December 31 (in millions):

	Weighted Average Remaining Life	2021	2020
Income taxes refundable through future rates(1)	Various	$391	$403
Other postretirement benefit costs(2)	Various	116	104
Cost of removal(3)	44 years	16	30
Other	Various	9	6

Total regulatory liabilities		$532	$543

Reflected as:
Current liabilities		$25	$18
Noncurrent liabilities		507	525

Total regulatory liabilities		$532	$543

(1)

Amounts primarily represent income tax liabilities related to the federal tax rate change from 35% to 21% that are probable to be passed on to customers, offset by income tax benefits related to certain property-related basis differences and other various differences that were previously passed on to customers and will be included in regulated rates when the temporary differences reverse.

(2)	Reflects a regulatory liability for the collection of postretirement benefit costs allowed in rates in excess of expense incurred.

(3)

Amounts represent estimated costs, as accrued through depreciation rates and exclusive of ARO liabilities, of removing regulated property, plant and equipment in accordance with accepted regulatory practices.

Regulatory Matters

In September 2021, EGTS filed a general rate case for its FERC-jurisdictional services, with proposed rates to be effective November 1, 2021. EGTS’ previous general rate case was settled in 1998. EGTS proposed an annual cost-of-service of approximately $1.1 billion, and requested increases in various rates, including general system storage rates by 85% and general system transportation rates by 60%. In October 2021, the FERC issued an order that accepted the November 1, 2021 effective date for certain changes in rates, while suspending the other changes for five months following the proposed effective date, until April 1, 2022, subject to refund and the outcome of hearing procedures. In June 2022, the parties reached an agreement in principle and the litigation procedural schedule was ordered held in abeyance for 90 days to enable the parties to finalize a settlement. The settlement is expected to be filed by September 30, 2022.

In July 2017, the FERC audit staff communicated to EGTS that it had substantially completed an audit of EGTS’ compliance with the accounting and reporting requirements of the FERC’s Uniform System of Accounts and provided a description of matters and preliminary recommendations. In November 2017, the FERC audit staff issued its audit report. In December 2017, EGTS provided its response to the audit report. EGTS requested FERC review of the contested findings and submitted its plan for compliance with the uncontested portions of the report. EGTS reached resolution of certain matters with the FERC in the fourth quarter of 2018. EGTS recognized a charge for a disallowance of plant, originally established beginning in 2012, for the resolution of one matter with the FERC. In December 2020, the FERC issued a final ruling on the remaining matter, which resulted in a $43 million ($31 million after-tax) charge for disallowance of capitalized AFUDC, recorded within disallowance and abandonment of utility plant in the Consolidated Statement of Operations. As a condition of the December 2020 ruling, EGTS filed its proposed accounting entries and supporting documentation with the FERC during the second quarter of 2021. During the finalization of these entries, EGTS refined the estimated charge for disallowance of capitalized AFUDC, which resulted in a reduction to the estimated charge of $11 million ($8 million after-tax) that was recorded in disallowance and abandonment of utility plant in its Consolidated Statement of Operations in the second quarter of 2021. In September 2021, the FERC approved EGTS’ accounting entries and supporting documentation.

In December 2014, EGTS entered into a precedent agreement with Atlantic Coast Pipeline for the Supply Header Project. As a result of the cancellation of the Atlantic Coast Pipeline project, in the second quarter of 2020 EGTS recorded a charge of $482 million ($359 million after-tax) in disallowance and abandonment of utility plant in its Consolidated Statement of Operations associated with the probable abandonment of a significant portion of the project as well as the establishment of a $75 million ARO. In the third quarter of 2020, EGTS recorded an additional charge of $10 million ($7 million after-tax) associated with the probable abandonment of a significant portion of the project and a $29 million ($20 million after-tax) benefit from a revision to the previously established ARO, both of which were recorded in disallowance and abandonment of utility plant in EGTS’ Consolidated Statement of Operations. As EGTS evaluates its future use, approximately $40 million remains within property, plant and equipment for a potential modified project.

In January 2018, EGTS filed an application to request FERC authorization to construct and operate certain facilities located in Ohio and Pennsylvania for the Sweden Valley project. In June 2019, EGTS withdrew its application for the project due to certain regulatory delays. As a result of the project abandonment, during the second quarter of 2019, EGTS recorded a charge of $13 million ($10 million after-tax), included in disallowance and abandonment of utility plant on the Consolidated Statement of Operations.

(8) Investments and Restricted Cash and Cash Equivalents

Investments and restricted cash and cash equivalents consists of the following as of December 31 (in millions):

	2021	2020
Investments:
Investment funds	$13	$—

Total investments	13	—

Restricted cash and cash equivalents:
Customer deposits	15	13

Total restricted cash and cash equivalents	15	13

Total investments and restricted cash and cash equivalents	$28	$13

Reflected as:
Current assets	$15	$13
Noncurrent assets	13	—

Total investments and restricted cash and cash equivalents	$28	$13

(9) Long-term Debt

On June 30, 2021, as part of an intercompany transaction between Eastern Energy Gas and EGTS, Eastern Energy Gas exchanged a total of $1.6 billion of its issued and outstanding third-party notes for new notes, making EGTS the primary obligor of the new notes. The terms of the new notes are substantially similar to the terms of the original Eastern Energy Gas notes. The intercompany debt exchange was a common control transaction accounted for as a debt modification. As such, no gain or loss was recognized in the Consolidated Statements of Operations and approximately $17 million of unamortized discounts and debt issuance costs and $32 million of deferred losses on previously settled interest rate swaps remaining in AOCI were contributed to EGTS by Eastern Energy Gas in connection with the transaction. In addition, new fees of $2 million paid directly to note holders in connection with the exchange were deferred as additional debt issuance costs that will be amortized over the lives of the respective notes. As a result of the transaction, EGTS’ $1.9 billion of long-term indebtedness to Eastern Energy Gas was cancelled in full and the remaining balance was satisfied through a capital contribution.

EGTS’ long-term debt consists of the following, including unamortized discounts and debt issuance costs, as of December 31 (dollars in millions):

	Par Value	2021
3.60% Senior Notes, due 2024	$111	$110
3.00% Senior Notes, due 2029	426	422
4.80% Senior Notes, due 2043	346	341
4.60% Senior Notes, due 2044	444	437
3.90% Senior Notes, due 2049	273	271

Total long-term debt	$1,600	$1,581

Reflected as:
Long-term debt		$1,581

Annual Payment on Long-Term Debt

The annual repayments of long-term debt for the years beginning January 1, 2022 and thereafter, are as follows (in millions):

2022	$—
2023	—
2024	111
2025	—
2026	—
2027 and thereafter	1,489

Total	1,600
Unamortized discounts and debt issuance costs	(19)

Total	$1,581

AOCI

The following table presents selected information related to losses on interest rate cash flow hedges included in AOCI in EGTS’ Consolidated Balance Sheet as of December 31, 2021 (in millions):

	AOCI After-Tax	Amounts Expected to be Reclassified to Earnings During the Next 12 Months After-Tax	Maximum Term
Interest rate	$(31)	$(3)	276 months

EGTS reclassified $1 million from AOCI to interest expense for the year ended December 31, 2021.

(10) Income Taxes

Income tax expense (benefit) consists of the following for the years ended December 31 (in millions):

	2021	2020	2019
Current:
Federal	$(22)	$48	$52
State	(10)	6	5

	(32)	54	57

Deferred:
Federal	67	(93)	(7)
State	26	(28)	2

	93	(121)	(5)

Total	$61	$(67)	$52

A reconciliation of the federal statutory income tax rate to the effective income tax rate applicable to income (loss) before income tax expense (benefit) is as follows for the years ended December 31:

	2021	2020	2019
Federal statutory income tax rate	21%	21%	21%
State income tax, net of federal income tax benefit	8	7	2
Effects of ratemaking	—	2	(2)
AFUDC-equity	—	1	(2)
Write-off of regulatory assets	—	(3)	—
Other, net	(1)	(1)	1

Effective income tax rate	28%	27%	20%

The net deferred income tax asset consists of the following as of December 31 (in millions):

	2021	2020
Deferred income tax assets:
Employee benefits	$31	$28
Intangibles and goodwill	298	323
Derivatives and hedges	12	—
Property related items	—	2
Other	4	2

Total deferred income tax assets	345	355

Deferred income tax liabilities:
Property related items	(77)	—
Debt exchange	(60)	—
Employee benefits	(9)	(1)

Total deferred income tax liabilities	(146)	(1)

Net deferred income tax asset	$199	$354

The significant change in net deferred taxes is due to higher tax depreciation due to the GT&S Transaction being treated as a deemed asset sale for federal and state income tax purposes and the debt exchange at EGTS, which created a temporary difference related to the accelerated deduction of the repurchase premium that will be recognized over the terms of the new notes. See Note 9 for more information on the debt exchange.

Through October 31, 2020, EGTS was included in DEI’s consolidated federal income tax return and, where applicable, combined state income tax returns. As a result of the GT&S Transaction, DEI retained the rights and obligations of EGTS’ federal and state income tax returns through October 31, 2020. The statute of limitations for EGTS’ income tax returns filed for periods after November 1, 2020 remain open for examination for federal and Connecticut, Maryland, North Carolina, Pennsylvania, South Carolina, Virginia, and West Virginia.

(11) Employee Benefit Plans

As discussed in Note 3, in November 2020, the GT&S Transaction was completed and the assets and obligations of the pension and other postretirement employee benefit plans associated with the operations sold and relating to services provided before closing were retained by DEI. As a result, just prior to completing the sale, net benefit plan assets of $904 million were distributed through an equity transaction with DEI.

Subsequent to the GT&S Transaction

Defined Benefit Plans

Subsequent to the GT&S Transaction, EGTS is a participant in benefit plans sponsored by MidAmerican Energy, an affiliate. The MidAmerican Energy Company Retirement Plan includes a qualified pension plan that provides pension benefits for eligible employees. The MidAmerican Energy Company Welfare Benefit Plan provides certain postretirement health care and life insurance benefits for eligible retirees on behalf of EGTS. EGTS made $16 million and $2 million of contributions to the MidAmerican Energy Company Retirement Plan for the years ended December 31, 2021 and 2020, respectively. EGTS made $9 million and $2 million of contributions to the MidAmerican Energy Company Welfare Benefit Plan for the years ended December 31, 2021 and 2020, respectively. Amounts attributable to EGTS were allocated from MidAmerican Energy in accordance with the intercompany administrative service agreement. Offsetting regulatory assets and liabilities have been recorded related to the amounts not yet recognized as a component of net periodic benefit costs that will be included in regulated rates.

Defined Contribution Plan

EGTS participates in the BHE GT&S defined contribution employee savings plan subsequent to the GT&S Transaction. EGTS’ matching contributions are based on each participant’s level of contribution. Contributions cannot exceed the maximum allowable for tax purposes. EGTS’ contributions to the 401(k) plan were $4 million and $1 million for the years ended December 31, 2021 and 2020, respectively.

Prior to the GT&S Transaction

Defined Benefit Plans

Prior to the GT&S Transaction, certain EGTS employees not represented by collective bargaining units were covered by the Dominion Energy Pension Plan, a defined benefit pension plan sponsored by DEI that provides benefits to multiple DEI subsidiaries. As participating employers, EGTS was subject to DEI’s funding policy, which was to contribute annually an amount that is in accordance with the Employee Retirement Income Security Act of 1974. EGTS’ net periodic pension credit related to this plan was $17 million and $16 million for the years ended December 31, 2020 and 2019, respectively, reflected in operations and maintenance expense in the Consolidated Statements of Operations. The funded status of various DEI subsidiary groups and employee compensation are the basis for determining the share of total pension costs for participating DEI subsidiaries.

Prior to the GT&S Transaction, certain retiree healthcare and life insurance benefits for EGTS employees not represented by collective bargaining units were covered by the Dominion Energy Retiree Health and Welfare Plan, a plan sponsored by DEI that provides certain retiree healthcare and life insurance benefits to multiple DEI subsidiaries. EGTS’ net periodic benefit credit related to this plan was $5 million for each of the years ended December 31, 2020 and 2019, reflected in operations and maintenance expense in the Consolidated Statements of Operations. Employee headcount is the basis for determining the share of total other postretirement benefit costs for participating DEI subsidiaries.

Pension benefits for EGTS employees represented by collective bargaining units were covered by a separate pension plan that provides benefits to employees of both EGTS and Hope. Employee compensation was the basis for allocating pension costs and obligations between EGTS and Hope. Retiree healthcare and life insurance benefits, for EGTS employees represented by a collective bargaining unit, were covered by a separate other postretirement benefit plan that provides benefits to both EGTS and Hope. Employee headcount was the basis for allocating other postretirement benefit costs and obligations between EGTS and Hope.

Pension Remeasurement

In the third quarter of 2020, EGTS remeasured a pension plan due to a curtailment resulting from the agreement for DEI to retain the assets and obligations of the pension benefit plan associated with the GT&S Transaction. The remeasurement resulted in an increase in the pension benefit obligation of $3 million and a decrease in the fair value of the pension plan assets of $7 million for EGTS. The impact of the remeasurement on net periodic pension benefit credit was recognized prospectively from the remeasurement date and was not material. The discount rate used for the remeasurement was 3.16%. All other assumptions used for the remeasurement were consistent with the measurement as of December 31, 2019.

Voluntary Retirement Program

In March 2019, DEI announced a voluntary retirement program to employees that met certain age and service requirements. The voluntary retirement program will not compromise safety or EGTS’ ability to comply with applicable laws and regulations. In 2019, upon the determinations made concerning the number of employees that elected to participate in the program, EGTS recorded a charge of $30 million ($23 million after-tax) primarily reflected in operations and maintenance expense in its Consolidated Statement of Operations.

In the second quarter of 2019, EGTS remeasured its pension and other postretirement benefit plans as a result of the voluntary retirement program. The impact of the remeasurement on net periodic benefit cost (credit) was recognized prospectively from the remeasurement date. The discount rate used for the remeasurement was 4.10% for the EGTS pension plan and 4.06% for the EGTS other postretirement benefit plan. All other assumptions used for the remeasurement were consistent with the measurement as of December 31, 2018.

Net Periodic Benefit Credit

Net periodic benefit credit for the plans included the following components for the years ended December 31 (in millions):

	Pension		Other Postretirement
	2020	2019	2020	2019
Service cost	$5	$6	$1	$1
Interest cost	8	11	4	5
Expected return on plan assets	(47)	(54)	(16)	(16)
Settlement	—	1	—	1
Net amortization	3	4	(3)	(2)

Net periodic benefit credit	$ (31)	$ (32)	$ (14)	$ (11)

Significant assumptions used to determine periodic credits for the years ended December 31:

	Pension		Other Postretirement
	2020	2019	2020	2019
Discount rate	3.16% - 3.63%	4.10% - 4.42%	3.44%	4.05% - 4.37%
Expected long-term rate of return on plan assets	8.60%	8.65%	8.50%	8.50%
Weighted average rate of increase for compensation	4.73%	4.55%	N/A	N/A
Healthcare cost trend rate			6.50%	6.50%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)			5.00%	5.00%
Year that the rate reached the ultimate trend rate			2026	2025

Defined Contribution Plans

EGTS participated in the DEI defined contribution employee savings plans prior to the GT&S Transaction. EGTS’ matching contributions were based on each participant’s level of contribution. Contributions could not exceed the maximum allowable for tax purposes. EGTS’ contributions to the 401(k) plan were $2 million and $4 million for the years ended December 31, 2020 and 2019, respectively.

(12) Asset Retirement Obligations

EGTS estimates its ARO liabilities based upon detailed engineering calculations of the amount and timing of the future cash spending for a third party to perform the required work. Spending estimates are escalated for inflation and then discounted at a credit-adjusted, risk-free rate. Changes in estimates could occur for a number of reasons, including changes in laws and regulations, plan revisions, inflation and changes in the amount and timing of the expected work.

EGTS does not recognize liabilities for AROs for which the fair value cannot be reasonably estimated. Due to the indeterminate removal date, the fair value of the interim removal of natural gas pipelines and certain storage wells in EGTS’ underground natural gas storage network cannot currently be estimated, and no amounts are recognized on the Consolidated Financial Statements other than those included in the cost of removal regulatory liability established via approved depreciation rates in accordance with accepted regulatory practices. Cost of removal regulatory liabilities totaled $16 million and $30 million as of December 31, 2021 and 2020, respectively. EGTS will continue to monitor operational and strategic developments to identify if sufficient information exists to reasonably estimate a retirement date for these assets.

The following table reconciles the beginning and ending balances of EGTS’ ARO liabilities for the years ended December 31 (in millions):

	2021	2020
Beginning balance	$71	$59
Change in estimated costs	—	(36)
Additions	—	48
Retirements	(17)	(3)
Accretion	1	3

Ending balance	$55	$71

Reflected as:
Current liabilities	$33	$36
Other long-term liabilities	22	35

Total ARO liability	$55	$71

(13) Risk Management and Hedging Activities

EGTS is exposed to the impact of market fluctuations in commodity prices, principally, to natural gas market fluctuations primarily related to fuel retained and used during the operation of the pipeline system as well as lost and unaccounted for gas. EGTS has established a risk management process that is designed to identify, assess, manage, mitigate, monitor and report, each of the various types of risk involved in its business. To mitigate a portion of its commodity price risk, EGTS uses commodity derivative contracts, which may include forwards, futures, options, swaps and other agreements, to effectively secure future supply or sell future production generally at fixed prices. EGTS does not hedge all of its commodity price risk, thereby exposing the unhedged portion to changes in market prices. See Note 14 for further information about fair value measurements and associated valuation methods for derivatives.

Subsequent to the GT&S Transaction, EGTS has elected to offset derivative contracts where master netting arrangements allow. There have been no other significant changes in EGTS’ accounting policies related to derivatives. Refer to Notes 2 and 14 for additional information on derivative contracts.

Credit Risk

EGTS is exposed to counterparty credit risk associated with wholesale energy supply and marketing activities with other utilities, energy marketing companies, financial institutions and other market participants. Credit risk may be concentrated to the extent EGTS’ counterparties have similar economic, industry or other characteristics and due to direct or indirect relationships among the counterparties. For the year ended December 31, 2021, the ten largest customers provided 38% of the total storage and transportation revenues. Before entering into a transaction, EGTS analyzes the financial condition of each significant wholesale counterparty, establishes limits on the amount of unsecured credit to be extended to each counterparty and evaluates the appropriateness of unsecured credit limits on an ongoing basis. To further mitigate wholesale counterparty credit risk, EGTS enters into netting and collateral arrangements that may include margining and cross-product netting agreements and obtains third-party guarantees, letters of credit and cash deposits. If required, EGTS exercises rights under these arrangements, including calling on the counterparty’s credit support arrangement.

(14) Fair Value Measurements

The carrying value of EGTS’ cash, certain cash equivalents, receivables, payables, accrued liabilities and short-term borrowings approximates fair value because of the short-term maturity of these instruments. EGTS has various financial assets and liabilities that are measured at fair value on the Consolidated Financial Statements using inputs from the three levels of the fair value hierarchy. A financial asset or liability classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. The three levels are as follows:

•	Level 1—Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that EGTS has the ability to access at the measurement date.

•

Level 2—Inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

•

Level 3—Unobservable inputs reflect EGTS’ judgments about the assumptions market participants would use in pricing the asset or liability since limited market data exists. EGTS develops these inputs based on the best information available, including its own data.

The following table presents EGTS’ financial assets and liabilities recognized on the Consolidated Balance Sheets and measured at fair value on a recurring basis (in millions):

	Input Levels for Fair Value Measurements
	Level 1	Level 2	Level 3	Total
As of December 31, 2021
Assets:
Investment funds	$13	$—	$—	$13

	$13	$—	$—	$13

As of December 31, 2020
Liabilities:
Commodity derivatives	$—	$(1)	$—	$(1)

	$—	$(1)	$—	$(1)

EGTS’ investments in investment funds are stated at fair value. When available, a readily observable quoted market price or net asset value of an identical security in an active market is used to record the fair value.

Derivative contracts are recorded on the Consolidated Balance Sheets as either assets or liabilities and are stated at estimated fair value unless they are designated as normal purchase or normal sales and qualify for the exception afforded by GAAP. When available, the fair value of derivative contracts is estimated using unadjusted quoted prices for identical contracts in the market in which EGTS transacts. When quoted prices for identical contracts are not available, EGTS uses forward price curves. Forward price curves represent EGTS’ estimates of the prices at which a buyer or seller could contract today for delivery or settlement at future dates. EGTS bases its forward price curves upon market price quotations, when available, or internally developed and commercial models, with internal and external fundamental data inputs. Market price quotations are obtained from independent brokers, exchanges, direct communication with market participants and actual transactions executed by EGTS. Market price quotations are generally readily obtainable for the applicable term of EGTS’ outstanding derivative contracts; therefore, EGTS’ forward price curves reflect observable market quotes. Market price quotations for certain natural gas trading hubs are not as readily obtainable due to the length of the contracts. Given that limited market data exists for these contracts, as well as for those contracts that are not actively traded, EGTS uses forward price curves derived from internal models based on perceived pricing relationships to major trading hubs that are based on unobservable inputs. The estimated fair value of these derivative contracts is a function of underlying forward commodity prices, related volatility, counterparty creditworthiness and duration of contracts.

EGTS’ third-party long-term debt is carried at cost, including unamortized premiums, discounts and debt issuance costs as applicable, on the Consolidated Financial Statements. The fair value of EGTS’ third-party long-term debt is a Level 2 fair value measurement and has been estimated based upon quoted market prices, where available, or at the present value of future cash flows discounted at rates consistent with comparable maturities with similar credit risks. EGTS had no outstanding third-party long-term debt as of December 31, 2020. The following table presents the carrying value and estimated fair value of EGTS’ third-party long-term debt as of December 31 (in millions):

	2021
	Carrying Value	Fair Value
Long-term debt	$1,581	$1,812

EGTS’ related-party long-term debt was carried at cost on the Consolidated Balance Sheet. The fair value of EGTS’ related-party long-term debt could not be determined because of EGTS’ affiliation with the party with whom the agreement existed. The carrying amount approximated its fair value as of December 31, 2020. EGTS had no outstanding related-party long-term debt as of December 31, 2021.

(15) Commitments and Contingencies

Environmental Laws and Regulations

EGTS is subject to federal, state and local laws and regulations regarding climate change, air and water quality, emissions performance standards, hazardous and solid waste disposal, protected species and other environmental matters that have the potential to impact its current and future operations. EGTS believes it is in material compliance with all applicable laws and regulations.

Air

Revisions to Ozone National Ambient Air Quality Ozone Standards

The Clean Air Act includes NAAQS. States adopt rules that ensure their air quality meets the NAAQS. In October 2015, the EPA published a rule lowering the ground level ozone NAAQS for non-attainment designations. States had until August 2021 to develop plans to address the new standard, which did not result in a material impact on EGTS’ results of operations and cash flows. The EPA and environmental groups finalized a consent decree in January 2022 that sets deadlines for the agency to approve or disapprove the “good neighbor” provisions of interstate ozone plans of dozens of states. Relevant to EGTS, the EPA must, by April 30, 2022, approve or disapprove the interstate ozone state implementation plans of Maryland, New York, Ohio, Pennsylvania and West Virginia. Also in January 2022, the EPA initiated interagency review of a new rule to address “good neighbor” state implementation plan provisions. While the interagency review is not yet complete and the proposed rule is not available for public comment, the EPA has indicated that the action would apply in certain states for which the EPA has either disapproved a “good neighbor” state implementation plan submission or has made a finding of failure to submit such a plan for the 2015 ozone NAAQS. The action would determine whether and to what extent ozone-precursor emissions reductions are required to eliminate significant contribution or interference with maintenance from upwind states that are linked to air quality problems in other states for the 2015 standard. Until the EPA takes final action consistent with this decree, EGTS cannot predict the impact to its results of operations, financial condition and/or cash flows.

Oil and Gas New Source Performance Standards

In August 2020, the EPA issued two final amendments related to the reconsideration of the NSPS for the oil and natural gas sector applicable to volatile organic compound and methane emissions. Together, the two amendments have the effect of rescinding the methane portion of the NSPS for all segments of the oil and natural gas sector, rescinding all NSPS for the transmission and storage segment and modifying some of the NSPS volatile organic compound requirements for facilities in the production and processing segments. On June 30, 2021, President Biden signed into law a joint resolution of Congress, adopted under the Congressional Review Act, disapproving the August 2020 rule. The resolution reinstated the 2012 volatile organic compounds standards and the 2016 volatile organic compounds and methane standards for the oil and natural gas transmission and storage segments, as well as the methane standards for the production and processing segments of the oil and gas sector. On November 2, 2021, the EPA proposed rules that would reduce methane emissions from both new and existing sources in the oil and natural gas industry. The proposals would expand and strengthen emissions reduction requirements for new, modified and reconstructed oil and natural gas sources and would require states to reduce methane emissions from existing sources nationwide. The EPA took comment on the proposed rules through January 31, 2022. The EPA intends to issue a supplemental proposal in 2022, including draft regulatory text, and plans to finalize the rules by the end of 2022. Until the EPA ultimately takes final action on this rulemaking, EGTS cannot predict the impact to its results of operations, financial condition and/or cash flows.

Carbon Regulations

In August 2016, the EPA issued a draft rule proposing to reaffirm that a source’s obligation to obtain a prevention of significant deterioration or Title V permit for GHG is triggered only if such permitting requirements are first triggered by non-GHG, or conventional, pollutants that are regulated by the New Source Review program, and to set a significant emissions rate at 75,000 tons per year of carbon dioxide equivalent emissions under which a source would not be required to apply best available control technology for its GHG emissions. Until the EPA ultimately takes final action on this rulemaking, EGTS cannot predict the impact to its results of operations, financial condition and/or cash flows.

Legal Matters

EGTS is party to a variety of legal actions arising out of the normal course of business. Plaintiffs occasionally seek punitive or exemplary damages. EGTS does not believe that such normal and routine litigation will have a material impact on its consolidated financial results.

Surety Bonds

As of December 31, 2021, EGTS had purchased $16 million of surety bonds. Under the terms of the surety bonds, Eastern Energy Gas is obligated to indemnify the respective surety bond company for any amounts paid.

(16) Revenue from Contracts with Customers

The following table summarizes EGTS’ Customer Revenue by regulated and other, with further disaggregation of regulated by line of business, for the years ended December 31 (in millions):

	2021	2020	2019
Customer Revenue:
Regulated:
Gas transportation	$574	$583	$606
Gas storage	188	191	192
Wholesale	57	41	6

Total regulated	819	815	804

Management services and other revenues	73	100	176

Total Customer Revenue	892	915	980

Other revenue(1)	(1)	1	1

Total operating revenue	$891	$916	$981

(1)

Other revenue consists primarily of revenue recognized in accordance with Accounting Standards Codification 815, “Derivative and Hedging” and includes unrealized gains and losses for derivatives not designated as hedges related to natural gas sales contracts.

Remaining Performance Obligations

The following table summarizes EGTS’ revenue it expects to recognize in future periods related to significant unsatisfied remaining performance obligations for fixed contracts with expected durations in excess of one year as of December 31, 2021 (in millions):

Performance obligations expected to be satisfied
Less than 12 months	More than 12 months	Total
$640	$3,060	$3,700

(17) Variable Interest Entities

The primary beneficiary of a VIE is required to consolidate the VIE and to disclose certain information about its significant variable interests in the VIE. The primary beneficiary of a VIE is the entity that has both: (1) the power to direct the activities that most significantly impact the entity’s economic performance and (2) the obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE.

EGTS had been engaged to oversee the construction of, and to subsequently operate and maintain, the projects undertaken by Atlantic Coast Pipeline based on the overall direction and oversight of Atlantic Coast Pipeline’s members. Prior to the GT&S Transaction, an affiliate of EGTS held a membership interest in Atlantic Coast Pipeline; therefore, EGTS was considered to have a variable interest in Atlantic Coast Pipeline. Prior to the cancellation of the project in 2020, the members of Atlantic Coast Pipeline held the power to direct the construction, operations and maintenance activities of the entity. EGTS concluded it was not the primary beneficiary of Atlantic Coast Pipeline as it did not have the power to direct the activities of Atlantic Coast Pipeline that most significantly impacted its economic performance. EGTS had no obligation to absorb any losses of the VIE.

Prior to the GT&S Transaction, EGTS purchased shared services from DES, an affiliated VIE, of $53 million and $65 million for the years ended December 31, 2020 and 2019, respectively. EGTS determined that neither it nor any of its consolidated entities was the primary beneficiary of DES as neither it nor any of its consolidated entities had both the power to direct the activities that most significantly impact their economic performance as well as the obligation to absorb losses and benefits which could be significant to them. DES provided accounting, legal, finance and certain administrative and technical services. Neither EGTS nor any of its consolidated entities had any obligation to absorb more than its allocated share of DES costs.

(18) Supplemental Cash Flow Disclosures

Cash and Cash Equivalents and Restricted Cash and Cash Equivalents

Cash equivalents consist of funds invested in money market mutual funds, United States Treasury Bills and other investments with a maturity of three months or less when purchased. Cash and cash equivalents exclude amounts where availability is restricted by legal requirements, loan agreements or other contractual provisions. Restricted cash and cash equivalents consist of customer deposits as allowed under the FERC gas tariff. A reconciliation of cash and cash equivalents and restricted cash and cash equivalents as presented on the Consolidated Statements of Cash Flows is outlined below and disaggregated by the line items in which they appear on the Consolidated Balance Sheets (in millions):

	As of December 31,
	2021	2020
Cash and cash equivalents	$11	$10
Restricted cash and cash equivalents	15	13

Total cash and cash equivalents and restricted cash and cash equivalents	$26	$23

The summary of supplemental cash flow disclosures as of and for the years ended December 31 is as follows (in millions):

	2021	2020	2019
Supplemental disclosure of cash flow information:
Interest paid, net of amounts capitalized	$71	$82	$83

Income taxes (received) paid, net	$(12)	$58	$60

Supplemental disclosure of non-cash investing and financing transactions:
Accruals related to property, plant and equipment additions	$29	$25	$11

Equity dividends(1)	$(58)	$—	$—

Equity contributions(2)	$292	$—	$—

Acquisition of EGTS by BHE	$—	$40	$—

(1)	Equity dividends represents the forgiveness of affiliated receivables.

(2)

Equity contributions primarily reflect the impacts from the intercompany debt exchange with Eastern Energy Gas. See Note 9 for more information regarding the intercompany debt exchange with Eastern Energy Gas.

(19) Related Party Transactions

Transactions Prior to the GT&S Transaction

Prior to the GT&S Transaction, EGTS engaged in related party transactions primarily with other DEI subsidiaries (affiliates). EGTS’ receivable and payable balances with affiliates were settled based on contractual terms or on a monthly basis, depending on the nature of the underlying transactions. Through October 31, 2020, EGTS was included in DEI’s consolidated federal income tax return and, where applicable, DEI’s combined state income tax returns. All affiliate payables or receivables were settled with DEI prior to the closing date of the GT&S Transaction.

EGTS transacted with affiliates for certain quantities of natural gas and other commodities at market prices in the ordinary course of business. Additionally, EGTS provided transportation and storage services to affiliates. EGTS also entered into certain other contracts with affiliates, and related parties, including construction services, which were presented separately from contracts involving commodities or services. EGTS participated in certain DEI benefit plans as described in Note 11.

DES and other affiliates provided accounting, legal, finance and certain administrative and technical services to EGTS. EGTS provided certain services to related parties, including technical services.

The financial statements for the years ended December 31, 2020 and 2019 include costs for certain general, administrative and corporate expenses assigned by DES to EGTS on the basis of direct and allocated methods in accordance with EGTS’ services agreements with DES. Where costs incurred cannot be determined by specific identification, the costs were allocated based on the proportional level of effort devoted by DES resources that is attributable to the entity, determined by reference to number of employees, salaries and wages and other similar measures for the relevant DES service. Management believes the assumptions and methodologies underlying the allocation of general corporate overhead expenses are reasonable.

Subsequent to the GT&S Transaction, EGTS’ transactions with other DEI subsidiaries are no longer related party transactions.

Presented below are EGTS’ significant transactions with DES and other affiliated and related parties for the years ended December 31 (in millions):

	2020	2019
Sales of natural gas and transportation and storage services	$71	$91
Purchases of natural gas and transportation and storage services	7	11
Services provided by related parties(1)	67	83
Services provided to related parties(2)	86	118

(1)	Includes capitalized expenditures of $14 million and $17 million for the years ended December 31, 2020 and 2019, respectively.

(2)	Includes amounts attributable to Atlantic Coast Pipeline, a related party VIE prior to the GT&S Transaction. See below for more information.

EGTS provided services to Atlantic Coast Pipeline, which totaled $46 million and $103 million for the years ended December 31, 2020 and 2019, respectively, included in operating revenue in the Consolidated Statements of Operations.

Borrowings With Eastern Energy Gas

EGTS has a $400 million intercompany revolving credit agreement from its parent, Eastern Energy Gas, expiring in November 2022. The credit agreement, which is for general corporate purposes, has a variable interest rate based on LIBOR plus a fixed spread. Net outstanding borrowings totaled $68 million with a weighted-average interest rate of 0.51% as of December 31, 2021 and $81 million with a weighted-average interest rate of 1.725% as of December 31, 2020. Interest expense related to these borrowings totaled $— million, $1 million and $6 million for the years ended December 31, 2021, 2020 and 2019, respectively.

In March 2021, Eastern Energy Gas entered into a $400 million intercompany revolving credit agreement from EGTS that currently expires in March 2023. The credit agreement, which is for general corporate purposes, has a variable interest rate based on LIBOR plus a fixed spread. Net outstanding borrowings totaled $2,071 with a weighted-average interest rate of 0.51% as of December 31, 2021. Interest income related to this borrowing totaled $2,071 for the year ended December 31, 2021.

EGTS had also borrowed from Eastern Energy Gas pursuant to a series of long-term notes with fixed interest rates ranging from 3.6% to 5.0%, due 2024 to 2047. Net outstanding borrowings under these notes totaled $1.9 billion as of December 31, 2020. EGTS incurred interest charges related to these borrowings of $44 million, $88 million and $88 million for the years ended December 31, 2021, 2020 and 2019, respectively.

Transactions Subsequent to the GT&S Transaction

EGTS is party to a tax-sharing agreement and is part of the Berkshire Hathaway Inc. consolidated United States federal income tax return. For current federal and state income taxes, EGTS had a receivable from BHE of $11 million as of December 31, 2021, and a payable to BHE of $1 million as of December 31, 2020. EGTS received net cash receipts for federal and state income taxes from BHE totaling $10 million for the year ended December 31, 2021, and paid net cash payments for federal and state income taxes to BHE totaling $7 million for the year ended December 31, 2020.

Trade receivables, net as of both December 31, 2021 and 2020 included $2 million of accrued unbilled revenue. This revenue is based on estimated amounts of services provided but not yet billed to various affiliates.

As of December 31, 2021 and 2020, EGTS had $8 million and $1 million, respectively, of natural gas imbalances payable to affiliates, presented in other current liabilities on the Consolidated Balance Sheets. As of December 31, 2021 and 2020, EGTS had $— million and $1 million, respectively, of natural gas imbalances receivable from affiliates, presented in natural gas imbalances on the Consolidated Balance Sheet.

EGTS participates in certain MidAmerican Energy benefit plans as described in Note 11. As of December 31, 2021 and 2020 EGTS’ net amount due to MidAmerican Energy associated with these plans and primarily reflected in other long-term liabilities on the Consolidated Balance Sheets was $76 million and $95 million, respectively.

Presented below are EGTS’ significant transactions with related parties for the years ended December 31 (in millions):

	2021	2020
Sales of natural gas and transportation and storage services	$28	$4
Purchases of natural gas and transportation and storage services	5	—
Services provided by related parties	26	2
Services provided to related parties	57	10